Form 10-K, Exhibit 13
period 1996-01-06
MUNSINGWEAR INC
filed 1996-04-17
CIK 69067

EXHIBIT 13

                               [MUNSINGWEAR LOGO]
                               1995 ANNUAL REPORT



ABOUT THE COMPANY

The Company was founded in 1886 as a manufacturer of men's underwear. Throughout the early 1900's, the Company was an innovator of new textile and apparel manufacturing processes and, during the 1940's and 1950's, expanded its product lines, acquired a women's intimate apparel company and, in 1955, introduced the Grand Slam(R) collection of golf apparel bearing the well-known Penguin(R) emblem. During the 1960's and 1970's, manufacturing facilities were added, textile research and development departments were established and the Company entered into numerous licensing agreements for the use of its trade names and trademarks.

         Today the Company derives its revenues primarily from the sale of men's sportswear apparel and the licensing of men's underwear, activewear and other related apparel. The Company's products are sold primarily through premium/special markets, department stores, golf pro shops, national chain stores, specialty stores, sporting goods stores and wholesale clubs. The Company designs, manufactures, imports, markets and licenses branded men's lifestyle apparel under the Grand Slam(R) , Grand Slam Tour(R) , Munsingwear(R) , and Penguin Sport(TM) labels. The Company is headquartered in Minneapolis, MN and has 343 employees in company-wide operations.

TABLE OF CONTENTS

Letter to Stockholders .........................................        2
Management's Discussion and Analysis ...........................        3
Consolidated Statements of Operations...........................        7
Consolidated Balance Sheets.....................................        8
Consolidated Statements of Cash Flows...........................        9
Consolidated Statements of Changes in Stockholders' Equity......       10
Notes to Consolidated Financial Statements......................       11
Report of Independent Public Accountants........................       16
Five Year Financial Review......................................       16

LETTER TO STOCKHOLDERS
[LOGO]
Revenues for 1995 were $56.1 million, a 34% increase over last year. Dramatic sales growth in our premium/special markets and golf pro shop businesses more than offset a small decline in business with our traditional customers, such as department and specialty stores, national chain stores and wholesale clubs. Premium/ special markets volume increased seven-fold while golf pro shop volume increased 52%. In 1995 these two businesses represented 40% of our total sales volume and are expected to exceed 50% of total Company sales in 1996. As recent as 1993, they represented only 6% of our sales, which emphasizes the dramatic transition the Company has undergone over the past two years, significantly reducing our exposure to the difficult retail apparel marketplace.

         Royalty income was up slightly to $4.6 million. As a reminder, 1994 royalty income had increased 25% as a result of additional license agreements and a twenty-five year extension to the Fruit of the Loom license, which will also lead to lower cash receipts from existing licensing agreements starting in 1996. The Munsingwear trade names and trademarks have always signified quality to the licensing market and we will continue to actively pursue additional license agreements.

     While we achieved significant revenue growth in 1995, we were not successful in becoming profitable. The loss of $2.3 million, $1.13 per share, was primarily the result of deep markdowns on excess end-of-season merchandise related to the retail department store channel of distribution, losses related to an unsuccessful entry into "Friday-wear", increased advertising expenses in support of the retail department store business and restructuring costs related to completed staff reductions and reduced office space requirements. In addition, costs associated with our PGA Tour endorsement program increased, but we feel this program is necessary to give Munsingwear brands consumer exposure. We were successful in reducing selling, general and administrative expenses as a percent of sales - from 32% in 1994 to 27% in 1995. Interest expense was up significantly due to inventory build-up required to service the explosive sales growth in the premium/special markets business. Throughout the year we also experienced higher than planned levels of inventory for the retail department store business, which did not meet sales forecasts. Ultimately, we sold this inventory at deep discounts.

         Looking ahead to 1996, we plan to continue to grow the premium/special markets business which has achieved exceptional results the past two years. Munsingwear's strong consumer brand recognition, the Penguin logo, quality product and the ability to merchandise across a broad product line give us a competitive advantage. We are confident that increased revenues and a return to profitability will be achieved due to the following:

* Continued strong sales growth in premium/special markets and golf pro shop businesses.
* Cost reduction programs.
* Continued focus on core capability - men's, short sleeve, knit, moderately priced golf shirts.


[PICTURE OF LOWELL M. FISHER]


* Innovative designs and fabrics throughout all product lines.
* Continued upgrading of management information systems.
* Strengthening of our Board of Directors by the addition of three new members, Thomas D. Gleason, who was named non-executive Chairman of the Board in January of this year, and Kevin S. Moore and William J. Morgan, who represent the Company's two largest single stockholders.

         In late 1995 we retained the services of an investment banking firm to help us explore a range of opportunities to maximize shareholder value, and we expect this activity to accelerate in 1996. Please refer to the Management's Discussion and Analysis section in this Annual Report for additional financial analysis and a statement regarding forward-looking information.

         Although 1995 was a difficult year for retailing, the Company achieved extremely promising revenue growth in our two most profitable businesses - premium/special markets and golf pro shops. These results reaffirmed our decision to continue the Company's transition - expanding markets, enhancing product quality, increasing consumer value and investing in infrastructure. As a result, we are now in a much stronger strategic position and I look forward to working with Tom Gleason and the Board in continuing our efforts to ensure the long-term success and profitability of the Company.

         In closing, I would like to thank our customers, suppliers and lender, who have continued to support us throughout the Company's transition. Finally, I would like to take this opportunity to thank all Munsingwear employees for their hard work and effort which led to spectacular 1995 sales growth and reinforces our optimism for 1996.

Sincerely,
/s/Lowell M. Fisher
Lowell M. Fisher
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes, which provide additional information concerning the Company's financial activities and condition.

CAPITAL RESOURCES AND LIQUIDITY

At January 6, 1996, working capital totaled $3,926,000 compared to $6,847,000 a year ago and the current ratio was 1.2:1 compared to 1.5:1 the previous year. During 1995, operating activities used $4,094,000 of cash, primarily the result of net losses of $2,335,000 and an increase in receivables of $3,468,000, which was due to a 29% increase in fourth quarter revenues compared to the previous year. These operating uses of cash were offset by a $1,248,000 increase in accounts payable and $782,000 of depreciation and amortization. Capital expenditures totaled $1,201,000, primarily for information systems improvements and manufacturing equipment. The Company financed the net use of cash through a $5,298,000 increase in its bank line of credit borrowings.

         At January 7, 1995 working capital totaled $6,847,000 compared to $9,561,000 the previous year and the current ratio was 1.5:1 compared to 2.9:1 the year before. During 1994, operating activities used $3,127,000 of cash, primarily the result of net losses of $573,000 and an increase in inventories of $5,986,000, which was due to a planned increase in support of the Company's first quarter 1995 sales and shelf stock in support of the Company's entry into the premium/special markets channel of distribution. These operating uses of cash were offset by a $2,729,000 net increase in royalty advances, primarily the result of a late 1994 contract extension with one of the Company's licensees, an increase in accounts payable of $944,000 and $712,000 of depreciation and amortization. Capital expenditures totaled $865,000, primarily for manufacturing equipment and information systems improvements. Principal payments on long-term debt and capital lease obligations totaled $270,000. The Company financed the net use of cash through a $3,894,000 increase in its bank line of credit borrowings.

         During 1993, operating activities used $1,307,000 of cash, primarily the result of net losses of $342,000 and an increase of $1,141,000 in receivables and inventories as a result of higher 1993 fourth quarter revenues, a planned increase in the Company's first quarter 1994 sales and higher levels of end-of-season merchandise. Total capital expenditures were $490,000, primarily for manufacturing equipment and information systems improvements, and principal payments on long-term debt and capital lease obligations totaled $303,000. The Company financed the net use of cash through a $1,698,000 increase in its line of credit borrowings.

         The Company has a bank line of credit which makes funds available based on certain financial formulas. In an effort to reduce costs, in late 1995 management negotiated a reduction in the maximum amount of outstanding borrowings and letters of credit from $25,000,000 to $20,000,000. Concurrently, the bank increased the annual borrowing interest rate by .5%. In early 1996, the Company received waivers for events of non-compliance as of fiscal 1995 year end.

         Management's expectations for 1996 are for revenues to be comparable to 1995, inventory growth to be moderate and capital spending to be less than $1,000,000, primarily for continued improvements to the Company's management information systems and various additions of manufacturing equipment designed to improve quality, shorten lead times and promote efficiency. However, significantly lower cash receipts from existing licensing agreements will be received in 1996, since minimum royalties from a major licensee were prepaid in 1994 and 1995 in conjunction with the renegotiation of that license agreement. Management expects to be able to finance working capital needs and capital expenditures through a combination of funds from operations, operating leases, the potential sale of license rights, and its bank line of credit. Statements in this paragraph constitute "forward-looking statements"; readers are referred to "Cautionary Statement" below.

RESULTS OF OPERATIONS

NET SALES for 1995 increased 38% over 1994. Sales to premium/special markets customers increased seven-fold over 1994 levels and business with golf pro shops increased 52% over the prior year. These increases offset lower sales to department stores, chain stores and wholesale clubs, which decreased 4%, collectively.

         Net sales for fiscal 1994, a 53-week period, were essentially flat with 1993 levels. Sales increases of 628% and 62%, respectively, in the premium/special markets and golf pro shop channels of distribution were offset by a 10% decline in business in the Company's traditional channels of distribution. 1993 net sales were generally flat with 1992 levels as sales increases of 12% in national chain, 64% in golf pro shop and 11% in wholesale club channels of distribution were offset by an 11% decline in business with department stores.

         The Company's backlog of unfilled orders at the end of 1995 was approximately $15,600,000 as compared to $18,800,000 the previous year. The 17% decrease was primarily the result of decreased orders for department stores, national chain stores and discount stores. Orders for premium/special markets customers increased 114%. The unfilled order backlog consists of orders received for subsequent delivery. However, since it includes orders subject to change for color, size, stock adjustment, extension of delivery dates and cancellation, the unfilled order backlog does not necessarily relate directly to future sales.

         ROYALTIES in 1995 were essentially flat with 1994. In 1994, royalties were 25% above 1993 levels due to increased minimum guarantees on previous years' agreements and additional income recognized in connection with a late 1994 license agreement extension. 1993 royalties increased 83% over 1992 as a result of increased minimum guarantees on previous years' agreements and the establishment of three new license agreements during the year for dresswear, shirts and accessories.

         GROSS PROFIT in 1995 was 17% of net sales vs. 20% in 1994. The decrease was primarily the result of losses related to a new product line and markdowns taken during the last half of the year to move excess end-of-season merchandise in response to the continued sluggish retail apparel marketplace. 1994 gross profit was 20% of net sales vs. 24% in 1993. The decrease was primarily due to higher manufacturing and material costs that were not able to be passed on through higher selling prices and because of management's decision to add value to products without increasing prices in order to achieve wider customer acceptance. Gross profit was 24% of net sales in 1993. The erosion of gross profit margin from 1992 levels was the result of markdowns taken during the last half of the year to move end-of-season merchandise, low production volumes in the Company's manufacturing facility during the third quarter in response to low demand, quality problems encountered with certain offshore sourced product and increased product costs that were not able to be passed on to customers through price increases.

         SELLING, GENERAL AND ADMINISTRATIVE expenses were $1,827,000 higher in 1995 than in 1994. However, as a percent of sales, these expenses dropped from 32% in 1994 to 27% in 1995. Commissions expense increased $1,161,000 and warehouse and distribution costs increased $358,000, both due primarily to the 38% increase in sales volume. Advertising costs increased $909,000 due to additional cooperative advertising programs with retailers, media advertising during the second quarter of 1995, additional expenses for catalogs and higher costs associated with the Company's PGA Tour endorsement program. Administrative expenses were $248,000 lower due to reduced legal expenses related to patent and trademark matters. In 1994, selling, general and administrative expenses were $265,000 higher than in 1993. Merchandising and design expenses increased $251,000 due to the addition of a senior merchandising executive and the full year effect of other additions to design staff. Information systems expenses increased $231,000 due to lease and other expenses associated with the Company's management information systems improvement project, and selling expenses increased $256,000 due to increased commissions expense. Advertising expenses decreased $423,000 as a result of management's late 1993 reassessment of advertising activities. In 1993, the Company increased selling, general and administrative expenses approximately $1,300,000 over 1992 levels. Advertising, merchandising, design and marketing activities were increased $929,000 in an unsuccessful effort to increase sales. In addition, bad debts expense was $200,000 higher than 1992, when large recoveries were recorded from prior major retailer bankruptcies. The Company also experienced an additional $250,000 of recruiting expense in 1993, primarily related to the recruitment of senior management positions. During the last half of 1993, the Company took steps to reduce spending, which included a reduction in complement and curtailment of advertising activities.

         In 1995, RESTRUCTURING COSTS of $520,000 reflect expenses associated with completed staff reductions and future lease payments on excess office space. In 1994, the Company completed the closing of its Hong Kong sourcing office and United Kingdom sales office. The closings were accomplished for $100,000 less than the related RESERVE FOR CLOSING OF FACILITIES established in 1993.

         As a result of decreased gross margin ratios, increased selling, general and administrative expenses and restructuring costs, the 1995 OPERATING LOSS was $1,074,000 compared to an operating loss of $128,000 in 1994 and an operating income of $157,000 in 1993.

         INTEREST EXPENSE in 1995 was $805,000 higher than 1994 interest expense due to higher borrowings to finance increased inventory levels required to meet demand in the premium/special markets channel of distribution. Interest expense in 1994 was $67,000 higher than 1993 interest expense as a result of rising interest rates and higher average daily borrowings. In 1993, interest expense was $64,000 lower than 1992 interest expense as a result of lower interest rates and the full year effect of more favorable minimum borrowing requirements included in the Company's asset-based loan agreement entered into in late 1992.

         PROVISION FOR INCOME TAXES represents federal, state, local and foreign taxes. The 1995, 1994 and 1993 provisions are attributable to state income, franchise and foreign taxes, which are generally not dependent on pre-tax income. At January 6, 1996 the Company had a net operating loss carryforward of $35,300,000 for domestic federal income tax purposes.

         In late 1994, the Company entered into a new banking agreement, which resulted in an EXTRAORDINARY LOSS FROM EARLY DEBT EXTINGUISHMENT of $161,000. The loss was comprised of unamortized debt issuance costs and prepayment fees related to the previous bank line of credit.

LOOKING FORWARD
The Company is in transition. During the past two years, sales by channel of distribution have changed dramatically vs. historical performance. This is the result of management's decision to direct significant human and financial resources to the development of the premium/special markets and golf pro shop channels of distribution. Following are some of the factors management has considered in effecting this change:


* continued sluggishness and increased promotional and competitive pricing pressures in the retail department store environment
* strong nation-wide growth in the premium/special markets channel of distribution
* worldwide consumer interest in golf as a sport and lifestyle

         Management plans to continue this product mix change in 1996 and expects sales to its premium/special markets and golf pro shop customers will represent more than half of total Company sales in 1996. Collectively, these two businesses represented 40%, 15% and less than 10% of total Company sales in 1995, 1994 and 1993, respectively. Management anticipates this change in sales mix will also benefit gross profit margins, which have been declining in recent years from 24% in 1993, to 20% in 1994, to 17% in 1995. This decline in gross profit margin is directly attributable to the continued sluggish sales, extreme price competition and increased promotional activity in the retail apparel marketplace. During those three years, the Company experienced increased amounts of end-of-season closeout merchandise, primarily the result of diminishing demand in its traditional department store channel of distribution. In addition, merchandising attempts to broaden product offerings in order to increase market share were unsuccessful and led to losses. In early 1995, management severely curtailed the design and marketing of products that depart from the following criteria: men's, short-sleeve, knit, moderately priced golf shirts. However, because of the lead times in the apparel industry, management does not expect to see benefit from this action until 1996.

         In late 1995, the Company retained the services of an investment banking firm to explore a range of opportunities to maximize shareholder value. Among the options under consideration is the potential sale of license rights for the manufacture and merchandising of product which bears certain of the Company's trademarks and trade names, as well as the sale of certain trademarks and trade names in various markets. There is no assurance that any of these options presently being considered will be completed.

CAUTIONARY STATEMENT

Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, in the Letter to Stockholders, elsewhere in the Annual Report, in the Company's Form 10-K and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect the Company's actual results and could cause the Company's actual financial performance to differ materially from that expressed in any forward-looking statement: (i) the extremely competitive and volatile conditions that currently exist in the retail apparel marketplace are expected to continue, placing further pressure on pricing which could adversely impact sales and further erode gross margins; (ii) continued implementation of the North America Free Trade Agreement (NAFTA) is expected to put competitive cost pressure on apparel wholesalers with domestic production facilities such as the Company;
(iii) many of the Company's major competitors in each of its channels of distribution have significantly greater financial resources than the Company;
(iv) the Company's bank loan agreement was amended for fiscal 1996 to accommodate budgeted performance, including marked improvements in gross margins from 1995, and failure to achieve budgeted results could lead to an event of default and the lender would have the right to require immediate repayment of indebtedness; and (v) the inability to carry out marketing and sales plans would have a materially adverse impact on the Company's projections. The foregoing list should not be construed as exhaustive and the Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

IMPACT OF INFLATION

Inflation affects the Company's business principally in the form of cost increases for materials and wages. The Company generally attempts to offset these cost increases by a combination of effective merchandising and design techniques, purchasing practices, labor savings and price increases.

MARKET STATISTICS

The Company's common stock is listed on the New York Stock Exchange under the symbol MUN. The 1994 and 1995 market price high and low were as follows:

- -----------------------------------------------------------
Quarter            1ST        2ND       3RD       4TH
- -----------------------------------------------------------
1994
   High             7         6 5/8   7 1/2       8 7/8
   Low              5         4 1/2   4 7/8       6 1/2

1995
   High             8 3/4     8 5/8   9 5/8       8 7/8
   Low              6 7/8     6 7/8   7 7/8       6 1/4
- -----------------------------------------------------------

As of March 31, 1996, the Company had 873 stockholders of record.

CONSOLIDATED STATEMENTS OF OPERATIONS                         MUNSINGWEAR, INC.

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

- ---------------------------------------------------------------------------------------
                                                  YEAR ENDED    Year ended   Year ended
                                                  JANUARY 6,    January 7,   January 1,
                                                        1996          1995         1994
                                                  ----------    ----------   ----------
REVENUES:
   Net sales ....................................   $ 51,512    $ 37,407       $ 37,635
   Royalties ....................................      4,609       4,528          3,624
                                                    --------    --------       --------
                                                      56,121      41,935         41,259
                                                    --------    --------       --------
EXPENSES:
   Cost of goods sold ...........................     42,714      30,029         28,783
   Selling, general and administrative ..........     13,961      12,134         11,869
   Restructuring costs (Note 9) .................        520          --             --
   (Gain) loss on closing of facilities (Note 9)          --        (100)           450
                                                    --------    --------       --------
                                                      57,195      42,063         41,102
                                                    --------    --------       --------
     OPERATING INCOME (LOSS) ....................     (1,074)       (128)           157
Interest expense ................................     (1,158)       (353)          (286)
Other ...........................................          2         177            (74)
                                                    --------    --------       --------
Loss before income taxes and extraordinary item .     (2,230)       (304)          (203)
Provision for income taxes ......................        105         108            139
                                                    --------    --------       --------
Loss before extraordinary item ..................     (2,335)       (412)          (342)

Extraordinary loss from early debt extinguishment         --         161             --
                                                    --------    --------       --------
     NET LOSS ...................................   $ (2,335)   $   (573)      $   (342)
                                                    ========    ========       ========
Net loss per common share:
   Loss before extraordinary item ...............   $  (1.13)   $   (.20)      $   (.16)
   Extraordinary item ...........................         --        (.08)            --
                                                    --------    --------       --------
     NET LOSS PER COMMON SHARE ..................   $  (1.13)   $   (.28)      $   (.16)
                                                    ========    ========       ========
Weighted average shares outstanding .............      2,066       2,066          2,093
                                                    ========    ========       ========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS                                   MUNSINGWEAR, INC.

(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

- -----------------------------------------------------------------------------------------------
                                                                         JANUARY 6,  January 7,
                                                                               1996        1995
- -----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents ............................................   $     62    $     73
   Receivables:
     Trade, net of allowances of $511 and $442 ..........................      8,260       4,852
     Other ..............................................................        277         286
                                                                            --------    --------
                                                                               8,537       5,138
   Inventories ..........................................................     14,641      14,219
   Prepaid expenses .....................................................      1,004       1,286
                                                                            --------    --------
        TOTAL CURRENT ASSETS ............................................     24,244      20,716
                                                                            --------    --------
PROPERTY, PLANT AND EQUIPMENT:
   Land .................................................................         15          15
   Buildings and leasehold improvements .................................        568         550
   Machinery and equipment ..............................................      3,928       3,041
                                                                            --------    --------
                                                                               4,511       3,606
   Less accumulated depreciation and amortization .......................      1,584       1,330
                                                                            --------    --------
                                                                               2,927       2,276
TRADEMARKS, net of accumulated amortization of $1,274 and $1,010 ........      4,173       4,437
DEFERRED TAXES, net of valuation allowance of $11,796 and $11,151 .......      2,309       2,309
                                                                            --------    --------
                                                                            $ 33,653    $ 29,738
                                                                            ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Line of credit borrowings ............................................   $ 10,890    $  5,592
   Current maturities of long-term debt .................................         21          19
   Accounts payable .....................................................      5,008       3,760
   Accrued payroll and employee benefits ................................      1,009       1,028
   Unearned royalty income ..............................................      2,993       3,159
   Other accruals .......................................................        397         311
                                                                            --------    --------
        TOTAL CURRENT LIABILITIES .......................................     20,318      13,869
                                                                            --------    --------
LONG-TERM LIABILITIES:
   Long-term debt, less current maturities ..............................         22          38
   Postretirement benefits ..............................................        319         312
   Unearned royalty income ..............................................         10         200
                                                                            --------    --------
        TOTAL LONG-TERM LIABILITIES .....................................        351         550
                                                                            --------    --------
COMMITMENTS AND CONTINGENCIES (NOTES 4, 5, 7 AND 8)
STOCKHOLDERS' EQUITY:
   Series A preferred stock, $100 stated value; voting, cumulative and participating (authorized 50,000 shares, none issued)
   Preferred stock, no par value (authorized 950,000 shares, none issued)
     Common Stock, $.01 par value (authorized 20,000,000 shares,
     2,065,594 shares issued and issuable) ..............................         21          21
     Additional paid-in capital .........................................     15,112      15,112
     Retained earnings (deficit) ........................................     (2,149)        186
                                                                            --------    --------
        TOTAL STOCKHOLDERS' EQUITY ......................................     12,984      15,319
                                                                            --------    --------
                                                                            $ 33,653    $ 29,738
                                                                            ========    ========

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                         MUNSINGWEAR, INC.

(AMOUNTS IN THOUSANDS)

- ---------------------------------------------------------------------------------------
                                                  YEAR ENDED    Year ended   Year ended
                                                   JANUARY 6,   January 7,   January 1,
                                                         1996         1995         1994
                                                   ----------   ----------   ----------
OPERATING ACTIVITIES
   Net loss from continuing operations ............   $(2,335)   $  (573)    $  (342)
   Reconciling items:
     Depreciation and amortization ................       782        712         873
     Deferred taxes ...............................        --        (69)         --
     Provision for losses on accounts receivable ..        69        142         204
     Loss on restructuring ........................       193         --          --
     (Gain) loss on closing of facilities .........        --       (100)        450
     Change in unearned royalty income ............      (356)     2,729        (690)
     Changes in operating assets and liabilities:
        Receivables ...............................    (3,468)      (380)       (716)
        Inventories ...............................      (422)    (5,986)       (425)
        Prepaid expenses ..........................       282       (254)       (192)
        Accounts payable ..........................     1,248        944        (164)
        Other accrued liabilities .................       (87)      (292)       (305)
                                                      -------    -------     -------
          NET CASH USED IN OPERATING ACTIVITIES ...    (4,094)    (3,127)     (1,307)
                                                      -------    -------     -------
INVESTING ACTIVITIES
   Purchases of property, plant and equipment .....    (1,201)      (865)       (490)
                                                      -------    -------     -------
          NET CASH USED IN INVESTING ACTIVITIES ...    (1,201)      (865)       (490)
                                                      -------    -------     -------
FINANCING ACTIVITIES
   Net change in previous line of credit borrowings        --     (1,698)      1,698
   Net change in new line of credit borrowings ....     5,298      5,592          --
   Principal payments on long-term debt
     and capital lease obligations ................       (14)      (270)       (303)
   Proceeds from exercise of stock options ........        --         --         133
                                                      -------    -------     -------
          NET CASH PROVIDED BY FINANCING ACTIVITIES     5,284      3,624       1,528
                                                      -------    -------     -------
          DECREASE IN CASH AND CASH EQUIVALENTS ...       (11)      (368)       (269)
   Cash and cash equivalents at beginning of period        73        441         710
                                                      -------    -------     -------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD .....   $    62    $    73     $   441
                                                      =======    =======     =======
Supplemental disclosures of cash flow information:
   Cash paid for taxes ............................   $   178    $   122     $   153
                                                      =======    =======     =======
   Cash paid for interest .........................   $ 1,078    $   370     $   273
                                                      =======    =======     =======

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY    MUNSINGWEAR, INC.

(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

- ----------------------------------------------------------------------------------------------
                                                    Common Stock
                                                --------------------
                                                Issued and            Additional    Retained
                                                  Issuable               Paid-in    Earnings
                                                    Shares    Amount     Capital   (Deficit)
                                                ----------    ------  ----------   ---------
Balance at January 2, 1993 ...............       2,091,783       $21     $14,979     $ 1,101
   Exercise of stock options .............          21,645        --         133          --
   Cancellation of restricted stock grants         (47,834)       --          --          --
   Net loss for year ended January 1, 1994              --        --          --        (342)
                                                 ---------       ---     -------     -------
Balance at January 1, 1994 ...............       2,065,594       $21     $15,112     $   759
   Net loss for year ended January 7, 1995              --        --          --        (573)
                                                 ---------       ---     -------     -------
Balance at January 7, 1995 ...............       2,065,594       $21     $15,112     $   186
NET LOSS FOR YEAR ENDED JANUARY 6, 1996 ..              --        --          --      (2,335)
                                                 ---------       ---     -------     -------
BALANCE AT JANUARY 6, 1996 ...............       2,065,594       $21     $15,112     $(2,149)
                                                 =========       ===     =======     =======

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   Nature of Operations

The Company is a wholesaler of apparel. Its products are primarily men's, short-sleeve, knit, moderately priced golf shirts which bear the well-known Penguin(R) emblem. Channels of distribution are primarily premium/special markets, department and specialty stores, golf pro shops, national chain stores and wholesale clubs. Substantially all sales are in the United States. In addition, the Company licenses the use of its trade names and trademarks to other apparel manufacturers. Approximately half of the Company's products are manufactured in the United States in one Company-owned facility and at several sewing contractors. The remaining products are sourced overseas, primarily in the Far East, where a number of suppliers are available.

         The Company incurred a net loss of $2,335,000 for the year ended January 6, 1996 and required cash of $4,094,000 to fund operations. The Company has obtained waivers as of January 6, 1996 for noncompliance with certain financial covenants contained in its revolving credit agreement and has obtained amendments to those covenants for fiscal 1996 lowering certain required financial ratios based upon budgeted performance, which includes a marked improvement in gross margins from 1995. Should the Company not achieve its budgeted results as of any quarter end in fiscal 1996, an event of default could occur and the lender would have the right to require repayment of amounts outstanding. The Company has also retained a financial advisor to assist in evaluating a range of options intended to improve operations and increase shareholder value. Among the options being considered is the potential sale of license rights for the manufacture and merchandising of product bearing certain of the Company's trademarked names. Although there can be no assurances that the Company will achieve its budgeted results or that the sale of license rights will be accomplished, management believes adequate cash resources are or will be available to support fiscal 1996 operations.

Principles of Consolidation

The financial statements include the accounts of Munsingwear, Inc. and its inactive subsidiary, Munsingwear U.K. Ltd. (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. For those cash equivalents, the carrying value approximates fair value.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventoriable costs include raw materials, labor and related manufacturing overhead expenses.

Inventories consisted of:

                  JANUARY 6,   January 7,
(In thousands)          1996         1995
- --------------    ----------   ----------
Raw materials .      $ 1,359      $ 2,029
Work in process          639        1,401
Finished goods.       12,643       10,789
                     -------      -------
                     $14,641      $14,219
                     =======      =======

Property, Plant and Equipment

Property, plant and equipment is stated at cost. The Company provides for depreciation using the straight line method for financial reporting purposes and generally uses accelerated methods for income tax purposes. Estimated useful lives used in computing depreciation and amortization for financial reporting purposes range from five to forty years for buildings and leasehold improvements and from two to ten years for machinery and equipment. Assets recorded under capital leases are amortized over the lease term.

Trademarks

Trademarks were recorded at the estimated fair value established in connection with the Company's reorganization and are being amortized over 20 years.

Income Taxes

The Company accounts for income taxes under the liability method of accounting. The tax benefit associated with any future utilization of the net operating loss carryforward which survived the reorganization will first be recorded as a reduction to deferred taxes and trademarks and then recorded as a credit to additional paid-in capital in excess of par value.

Revenues

Net sales are recognized at the time of shipment. The Company establishes a reserve for estimated returns and allowances at the time of shipment. Sales to one customer for 1994 and 1993 were 16% and 21%, respectively. In 1995, there were no customers accounting for greater than 10% of the Company's total net sales. Royalties are recorded as earned in accordance with specific terms of each license agreement.

Net Loss Per Common Share

Net loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding. The effect of options is excluded from the number of shares used to compute net loss per common share as the impact would be anti-dilutive.

Fiscal Year

The Company's fiscal year ends on the first Saturday following December 31. The 1995, 1994 and 1993 fiscal years ended January 6, 1996, January 7, 1995 and January 1, 1994, respectively. Fiscal 1994 had 53 weeks.

New Accounting Pronouncements

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This establishes accounting standards for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles, and goodwill either to be held or disposed of. The Company anticipates adopting SFAS No. 121 in fiscal 1996 and does not expect the adoption will have a material impact on the financial position or results of operations of the Company.

         Statement of Financial Accounting Standards No. 119 (SFAS No. 119), "Disclosure about Derivative Financial Instruments and Fair Value of Instruments," requires disclosure about derivative financial instruments, including futures, forwards, swaps and option contracts and other financial instruments. As of January 6, 1996, the Company holds no derivative or other related investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

Reclassifications

Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation. These reclassifications had no effect on previously reported net loss or stockholders' equity.

2. INCOME TAXES

The income tax provision for 1995, 1994, and 1993 consists of current taxes payable of $105,000, $108,000, and $139,000, respectively, and resulted from state income, franchise and foreign taxes payable.

         As of January 6, 1996, the Company had a net operating loss carryforward for regular federal income tax purposes of $35,300,000, which will begin to expire in 2002.

         Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes. Deductible temporary differences are comprised of financial reserves not yet deductible and unearned royalty income. Taxable temporary differences are recorded for trademarks and excess depreciation.

         The components of the net deferred tax asset were as follows:

                                    JANUARY 6,     January 7,
(In thousands)                            1996           1995
                                    ----------     ----------
Federal net operating loss
  carryforward .................      $ 12,930       $ 12,160
Tax credit carryforwards .......           500            500
Deductible temporary differences         2,355          2,700
Taxable temporary differences ..        (1,680)        (1,900)
                                      --------       --------
                                        14,105         13,460
Valuation allowance ............       (11,796)       (11,151)
                                      --------       --------
                                      $  2,309       $  2,309
                                      ========       ========

         As of January 6, 1996 and January 7, 1995, a valuation allowance has been established to reduce deferred tax assets resulting from the potential future tax savings applicable to the available carryforwards in an amount for which realizability is more likely than not.

3. FINANCING ARRANGEMENTS, LONG-TERM DEBT AND EXTRAORDINARY LOSS FROM EARLY DEBT EXTINGUISHMENT

                                  JANUARY 6,      January 7,
(In thousands)                          1996            1995
                                  ----------      ----------
Note payable to the
   Pension Benefit Guaranty
   Corporation in quarterly
   installments of $6,022, interest
   at 10% through October 1997 ....      $43          $57
Less current maturities ...........       21           19
                                         ---          ---
                                         $22          $38
                                         ===          ===

         Scheduled maturities of long-term debt are $21,000 in 1996 and $22,000 in 1997.

         The Company maintains a bank line of credit under which up to $20,000,000 is available for borrowings and letters of credit through September 1997. Borrowings and letters of credit are limited to an aggregate amount equaling approximately 80% of eligible receivables and 60% of eligible finished goods inventories and letters of credit. Substantially all the assets of the Company are pledged as collateral under the agreement. Borrowings under the facility are payable on demand and bear interest at the bank's base rate of interest plus 1.75% (10.25% at January 6, 1996). At January 6, 1996, total availability under this line of credit was $17,866,000, of which $10,890,000 was utilized for borrowings and $4,476,000 was utilized for letters of credit, resulting in unused availability of $2,500,000. The agreement contains a commitment fee of .5% per annum on the unused line of credit and also contains cross default provisions to other agreements and other covenants which, among other matters, require maintenance of certain financial ratios, restrict the sale of assets, and restrict consolidation or merger of the Company with another entity. Additionally, the Company is limited in incurring additional indebtedness and liens on assets. As of January 6, 1996, the Company was in compliance with or has received waivers for all such requirements.

         In April 1996, the Company renegotiated certain financial covenants under the agreement based upon its fiscal 1996 budgeted performance.

         Based on current market rates for debt of similar credit quality and remaining maturities of quoted market prices for certain issues, the face value of the Company's long-term debt approximates its market value.

         The existing bank line of credit was entered into in late 1994 and resulted in an extraordinary loss of $161,000 from early debt extinguishment. The loss was comprised of unamortized debt issuance costs and prepayment fees related to the previous bank line of credit.

4.   POSTRETIREMENT MEDICAL AND LIFE INSURANCE PLANS

The Company has unfunded plans providing certain medical and life insurance benefits to specific retiree groups. Future retirees are not covered by these plans. The Company accounts for these plans under the accrual method of accounting. The net periodic benefit cost for 1995, 1994 and 1993 included the following components:

(In thousands)                    1995     1994     1993
                                  ----     ----     ----
Interest cost on accumulated
   postretirement benefit
   obligation ...............      $54      $64      $55
Net amortization and deferral       23       33       20
                                   ---      ---      ---
Net periodic postretirement
   benefit cost .............      $77      $97      $75
                                   ===      ===      ===

         A 10% increase in the cost of covered medical benefits was assumed for 1995. This rate is assumed to decrease incrementally to 5.5% after 9 years and remain at that level thereafter. The discount rate used in determining the accumulated benefit obligation was 7.5% for 1995 and 1994.

         The accrued postretirement benefit obligation is summarized as follows:

                                JANUARY 6,   January 7,
(In thousands)                        1996         1995
                                ----------   ----------
Accumulated postretirement
   benefit obligation .....        $ 730       $ 870
Unrecognized actuarial loss         (327)       (458)
                                   -----       -----
Accrued postretirement
   benefit obligation .....          403         412
Less current payable ......           84         100
                                   -----       -----
                                   $ 319       $ 312
                                   =====       =====
5.   LEASES

The Company is party to certain operating lease agreements covering office space and equipment through 1997. Minimum future obligations on operating leases in effect that have initial or remaining noncancelable lease terms in excess of one year as of January 6, 1996 are as follows:

(In thousands)

1996....................................  $657
1997....................................   239
                                          ----
Total minimum lease obligations.........  $896
                                          ====

         Total rent expense under operating leases was $821,000, $722,000 and $543,000 for 1995, 1994 and 1993, respectively.

6.   STOCKHOLDERS' EQUITY

The Company's capital structure includes 20,000,000 shares authorized for all classes of common stock and 1,000,000 shares authorized for all classes of preferred stock. There are restrictions with respect to the trading of common stock to or from Five Percent Holders, as defined, through October 2001 as a means of preserving the benefits of the net operating loss carryforwards following the Company's reorganization in 1991.

         As of January 6, 1996, 2,026,768 shares of common stock had been issued. An additional 38,826 shares of common stock are issuable upon the request of creditors pursuant to the Plan of Reorganization.

         Preferred stock has been reserved for issuance under a 1987 stockholders' rights plan. Upon the occurrence of certain events, the stockholders' rights plan entitles the registered holder to purchase one two-hundredth of a share of preferred stock at a stated price or to purchase either the Company's shares or stock in an acquiring entity at half their market value. At January 6, 1996, no preferred stock was outstanding.

7.   STOCK OPTIONS AND RESTRICTED STOCK

A total of 873,500 shares of common stock was reserved under the Munsingwear, Inc. 1991 Stock Plan for grants to employees in the form of restricted stock awards and incentive and non-qualified stock options. In addition, the Plan annually grants to each non-employee director an option to purchase 5,000 shares of common stock. At January 6, 1996 there were 442,367 shares available for future grants under this Plan.

         Information with respect to the 1991 Stock Plan is as follows:

                                                   Option Price
                                   Options           Range Per
                                 Outstanding            Share
                                 -----------       ---------------
Balance at January 2, 1993          172,260        $6.125-10.875
   Granted..............            109,500         5.750- 9.625
   Exercised............            (21,645)            6.125
   Canceled.............            (58,312)        6.125-10.875
                                    -------
Balance at January 1, 1994          201,803         5.750-10.875
   Granted..............             48,500         4.750- 7.000
   Canceled.............            (18,208)        6.125- 9.375
                                    -------
Balance at January 7, 1995          232,095         4.750-10.875
   Granted..............            124,500         7.500- 7.875
   Canceled.............            (42,773)        6.125- 9.375
                                    -------
Balance at January 6, 1996          313,822        $4.750-10.875
                                    =======

Options exercisable at
    January 6, 1996.....            218,622
                                    =======

         In 1995, under a separate plan, options to purchase 5,000 shares of common stock at a price of $7.50 per share were granted to a non-employee director. These options were exercisable at January 6, 1996.

8.   RETIREMENT PLANS

The Company has a 401(k) profit sharing plan covering all employees. In July 1994, the Company amended the plan to match one-half of the employee's first five percent contribution. Expense under this plan, including profit-sharing and Company match, totaled $73,000, $66,000 and $96,000 for 1995, 1994 and 1993,
respectively.

9.   RESTRUCTURING COSTS AND CLOSING OF FACILITIES

During 1995, the Company developed a restructuring plan which included the elimination of certain functions to achieve cost efficiencies, and provided $520,000 to cover severance and other costs. As of January 6, 1996, $193,000 of such costs are yet to be paid.

         In 1994, the Company completed the closing of its Hong Kong sourcing office and its subsidiary operations in the United Kingdom at a cost of $350,000.

10.  QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a condensed summary of actual quarterly results for 1995 and 1994.

(In thousands, except per share data)

                                                            Net Income
                                Operating         Net       (Loss) Per
               Revenues       Income (Loss)  Income (Loss)  Common Share
               --------       -------------  -------------  ------------
1995:
   First       $15,923          $   725         $   288        $  .14
   Second       16,269              766             268           .13
   Third        11,042             (547)           (568)         (.27)
   Fourth       12,887           (2,018)         (2,323)        (1.13)
               -------          -------         -------        ------
               $56,121          $(1,074)        $(2,335)       $(1.13)
               =======          =======         =======        ======


                                                            Net Income
                                Operating         Net       (Loss) Per
               Revenues       Income (Loss)  Income (Loss)  Common Share
               --------       -------------  -------------  ------------
1994:
   First       $13,181          $   951         $  543         $  .26
   Second       12,313              611            353            .17
   Third         6,480           (1,686)        (1,171)          (.57)
   Fourth        9,961               (4)          (298)          (.14)
               -------          -------         -------        ------
               $41,935          $  (128)        $ (573)        $ (.28)
               =======          =======         ======         ======

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Munsingwear, Inc.:

We have audited the accompanying consolidated balance sheets of Munsingwear, Inc. (a Delaware corporation) and subsidiary as of January 6, 1996 and January 7, 1995, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three fiscal years in the period ended January 6, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Munsingwear, Inc. and subsidiary as of January 6, 1996 and January 7, 1995 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 6, 1996 in conformity with generally accepted accounting principles.


/S/ Arthur Andersen LLP
Minneapolis, Minnesota
April 5, 1996


FIVE YEAR FINANCIAL REVIEW                                                   MUNSINGWEAR, INC.
- ----------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                      1995        1994      1993      1992     1991(1)
- ----------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales....................................   $51,512     $37,407   $37,635   $37,867    $35,599
Royalty income...............................     4,609       4,528     3,624     1,977      1,162
Cost of sales................................    42,714      30,029    28,783    26,832     25,927
Gross profit %...............................      17.1        19.7      23.5      29.1       27.2
Interest expense.............................     1,158         353       286       400      1,758
Income (loss) from continuing operations
  before reorganization related items,
  income taxes, discontinued operations and
  extraordinary items........................    (2,230)       (304)     (203)    2,091      1,668
Reorganization related items.................         -           -         -         -     (8,211)
Income from discontinued operations..........         -           -         -         -      1,927
Net income (loss)............................    (2,335)       (573)     (342)    1,241     54,574
Purchases of property, plant and equipment...     1,201         865       490       449        687
Depreciation and amortization................       782         712       873       729        463

AS OF THE END OF THE YEAR
Total assets.................................   $33,653     $29,738   $23,406   $22,929    $21,525
Current assets...............................    24,244      20,716    14,606    13,646     11,197
Current liabilities..........................    20,318      13,869     5,045     5,538      5,135
Working capital..............................     3,926       6,847     9,561     8,108      6,062
Current ratio................................       1.2         1.5       2.9       2.5        2.2
Long-term debt...............................        22          38        57       331        630
Common stockholders' equity(2)...............    12,984      15,319    15,892    16,101     14,860
Number of employees..........................       343         348       374       375        340

- ---------------------
(1) Includes combined results of the Predecessor Company and Reorganized Company, which emerged from bankruptcy on October 29, 1991.

(2)  No dividends have been declared or paid for the years shown.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

C. D. Anderson (1)
Investment Manager, Anderson Capital
Management, Inc., San Francisco

Keith A. Benson (1)(2)
President, Music Stores Division
Musicland Stores Corporation, Minneapolis

Lowell M. Fisher (3)
President & Chief Executive Officer

Thomas D. Gleason (3)
Chairman of the Board

Gerald E. Magnuson (1)(2)
Of Counsel to Lindquist & Vennum PLLP,
Minneapolis

Kevin S. Moore
Vice President and Chief Financial Officer
The Clark Estates, Inc., New York City

William J. Morgan
President and Managing Director
Pacholder Associates, Inc., Cincinnati

Michael A. Raskin (2)(3)
Private business advisor

Mark B. Vittert (2)
Private investor


(1)  Member of Audit Committee

(2)  Member of Compensation Committee

(3)  Member of Planning Committee

OFFICERS

Lowell M. Fisher
President and Chief Executive Officer

David E. Berg
Executive Vice President, Sales & Marketing

James S. Bury
Vice President, Controller

John R. Houston
Partner in the law firm of Lindquist & Vennum PLLP Secretary

CORPORATION INFORMATION

FORM 10-K

Copies of Form 10-K annual report, filed with the Securities and Exchange Commission, are available without charge upon written request to Shareholder Relations, Munsingwear, Inc., 8000 West 78th Street, Suite 400, Minneapolis, MN 55439

TRANSFER AGENT AND REGISTRAR OF COMMON STOCK

Norwest Bank Minnesota, N.A.
Stock Transfer Department
P.O. Box 738
So. St.Paul, MN 55075-0738

MUNSINGWEAR STOCK

Munsingwear Stock is listed on the New York Stock Exchange. Symbol MUN

LEGAL COUNSEL

Lindquist & Vennum PLLP
Minneapolis, Minnesota

INDEPENDENT PUBLIC ACCOUNTANTS

Arthur Andersen LLP
Minneapolis, Minnesota

FACILITIES

CORPORATE HEADQUARTERS

8000 West 78th Street
Minneapolis, MN 55439

MANUFACTURING AND DISTRIBUTION

Fairmont, NC

SALES OFFICES

Minneapolis, MN
New York, NY
Dallas, TX

                              [INSIDE BACK COVER]

[LOGO]
MUNSINGWEAR, INC.
8000 WEST 78TH STREET
MINNEAPOLIS, MINNESOTA 55439

[recycle logo]  Printed in U.S.A. on recycled paper containing 20%
                post-consumer paper fiber


                              [OUTSIDE BACK COVER]