Form 10-K, Exhibit 13
period 1997-01-04
PREMIUMWEAR INC
filed 1997-04-03
CIK 69067

PREMIUMWEAR, INC.
                                                              1996 ANNUAL REPORT

TABLE OF CONTENTS

Company Profile                                        3
Mission Statement                                      3
Letter to Shareholders                                 4
Our History                                            7
Our Customers                                          9
Our Product                                           11
Our People                                            12
Our Service                                           13
Our Shareholders                                      15
Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations                                      16
Consolidated Statements of Operations                 19
Consolidated Balance Sheets                           20
Consolidated Statements of Cash Flows                 21
Consolidated Statements
   of Changes in Shareholders' Equity                 22
Notes to Consolidated Financial Statements            23
Report of Independent Public Accountants              26
Five Year Financial Review                            26
Directors and Officers                                27
Corporation Information                               27



COMPANY PROFILE

Our new company profile has defined our actions:

"We design, source and market knit and woven shirts and pants under the "Munsingwear(R)" name to the Special Markets industry through distributors and advertising specialty dealers."


MISSION STATEMENT

Our new corporate mission statement has guided our efforts: "To be a leading provider of branded knit and woven shirts and pants to the Special Markets industry through total commitment to quality in people, value in products and excellence in service to our customers while delivering superior return to our shareholders."

LETTER TO SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS:

Your Company made monumental changes in 1996 that have resulted in increased value to you as shareholders. Further, we believe these changes hold promise for additional value in 1997 and beyond.

As reported earlier, we sold our trademarks for cash and exited the retail and professional golf channels of distribution. We now concentrate solely on the special markets channel of distribution. Our end customers are no longer individual consumers, but are now companies and institutions who use our shirts, pants and shorts for promotional and/or uniform purposes. While this shift caused our overall sales to decline slightly, it also resulted in increased gross margins, reduced expenses and extinguishment of our debt which had reached extremely high levels in early 1996. Our business has become less complicated and we are better prepared to face the future.

FINANCIAL RESULTS

Sales for fiscal 1996 were $49.9 million, down 3% from $51.5 million the previous year. Net income, including gains from the sale of trademarks, was $7.2 million, or $3.37 per share, compared to a loss in the previous year of $2.3 million, or $1.13 per share.

We sold our trademarks in the United States and other countries for a combined total of $23.0 million cash and picked up another $3.2 million from receivables and inventories net of accounts payable and other liabilities primarily associated with the retail and golf channels of distribution. These funds were used to reduce our debt from $12.9 million at the end of the first quarter of 1996 to zero at the end of the year, and to set aside $12.5 million to pay a special cash distribution of $5.39 per share to you, our shareholders, in March of 1997.

Our gross margins increased to 19.1% in 1996 compared to 17.1% the previous year and our selling, general and administrative expenses dropped to 21.6% of revenues in 1996 versus 24.9% in 1995. We expect further improvements in both margin and expenses in 1997.

TRADEMARK SALE

It was a very difficult decision to exit the retail and professional golf channels, to sell the Munsingwear(R) and related trademarks and to change our name to PremiumWear, Inc.. However, we believe these actions were in the best interests of our shareholders as they improved our financial condition and allowed us to concentrate on the special markets business. We did not have the size or financial strength to market and promote the brand in the manner it deserved in the consumer market. We have licensed back the Munsingwear(R) name and Penguin(R) trademark for the special markets business and we believe Supreme International Corporation, the buyer of the trademarks in the USA and most other countries, will support the brand appropriately.


[PHOTO/CHART]
SPECIAL MARKETS SALES
SALES IN MILLIONS

WHERE WE ARE TODAY

PremiumWear markets knit and woven shirts, woven pants and shorts to distributors and dealers who in turn sell our goods to companies and institutions that use our apparel to promote their name or to provide their employees with uniforms embroidered with their corporate or institutional logos. We entered this channel of distribution in 1994 and have enjoyed significant sales increases - 1996 sales were $27.0 million, up 75% from $15.4 million in 1995. We count among our customers some of the largest distributors and dealers serving this market.

The special markets business requires that we provide quality products and reliable service. To meet these demands, we have instituted improved quality control measures and implemented quick response programs. These initiatives will allow us to service our customers with better product and reduced order-to-ship time. As a part of our efforts to provide reliable service we have increased special markets unit inventory levels while at the same time reducing overall inventory investment due to our exit from the retail and professional golf businesses.

BOARD AND MANAGEMENT

In January of 1996 Kevin Moore and William Morgan joined the Board of Directors. Following the September sale of trademarks, Lowell Fisher resigned from the Board and as President and CEO. We thank Lowell for his role in the restructuring of the Company during his tenure.

As a part of our overall cost reduction program the Board agreed to reduce their compensation (see 1997 Proxy Statement for details). Further, to help reduce the size of the Board and its related expenses and because they feel the new direction of the Company has been successfully launched, Mr. Morgan and Michael Raskin have volunteered to resign from the board at mid-year, and Mr. Moore has elected not to stand for re-nomination. We very much appreciate their efforts during this past year of significant change for the Company.

In December the Board elected David E. Berg as Chief Operating Officer of the Company in addition to his responsibility as Executive Vice President. James S. Bury was elected Vice President of Finance, and Cynthia L. Boeddeker was elected Vice President and General Merchandise Manager.

OUTLOOK

We believe our focus on the special markets business is good news for our customers and shareholders since we are now concentrating our efforts on a growing market. We feel optimistic about 1997 and beyond, while at the same time realizing that we cannot be complacent as our competition increases their efforts.

In 1997 we look to increase our special markets sales at a rate of 20% or more and to show a positive operating income. To achieve these results, we will continue to provide our customers with high quality, fashion-right products and seek to continue lowering expenses relative to sales.

In closing, I want to thank our customers and suppliers for their support as we overcame our growing pains in 1996 and for the loyalty and dedication of our employees and management. In addition, we appreciate the support from our shareholders as we continue efforts to increase shareholder value.

Respectfully,


/s/ Thomas D. Gleason
Thomas D. Gleason, Chairman and CEO

[PHOTO]

                                       5


[PHOTO]
This is the earliest known picture of Munsingwear(R) employees (taken in the 1890's): George Munsing is on the steps in the center, wearing a bowler hat


[PHOTO]
The yarn winding department in the main Munsingwear(R) plant on Lyndale and Glenwood Avenues in Minneapolis


[PHOTO]
A men's Kitten Ball team, sponsored by Munsingwear(R)


[PHOTO]
Munsingwear(R) salesmen, a photo from the employee booklet; The Success of Well Doing, published by Munsingwear(R) in 1921


OUR HISTORY

It all started with one man's desire to create a better fabric.

In the late 1800s George D. Munsing invented a new textile application which plated silk over wool. This process, innovative because it solved a real customer problem, took the "itch" out of wool resulting in softer, itchless underwear.

So desirable was this new fabric, that it justified starting a new company. And the rest, as they say, was history.

George D. Munsing, Frank H. Page, and Edward O. Tuttle founded the Northwestern Knitting Company(R) in 1886. Later, in 1919, the company's name was changed to The Munsingwear(R) Corporation.

Throughout history, the Munsingwear(R) name has stood for quality and innovation. Whether it's been the creation of new fabric, the development of a new manufacturing process or the introduction of a never-tried-before sales or marketing technique, this company has and will continue to be successful based on a tradition of satisfying customer needs and responding to market changes.

In the early years our company was primarily known for underwear. In 1912, for instance, we acquired the Vassar Swiss Underwear Company, adding a high-priced line of full-fashioned underwear to our collection. In 1923 we expanded the line to include hosiery by purchasing Wayne Knitting Mills of Indiana. In 1932 we introduced elastic fabric girdles to the market. And in 1957, we were the first in the industry to offer a coordinated line of intimate apparel.

Perhaps one of our biggest underwear feats, however, was the famous one-piece unionsuit. Also known as longjohns, our unionsuit became popular, during and after World War I, when soldiers demanded comfort and warmth.

As you might guess, more than underwear has marked our success. In 1941 we gained controlling interest in the David Clark Company. This company had invented an antigravity suit for use by Navy and Air Force pilots.

Later, in 1962, using the combined expertise of David Clark and Munsingwear(R), we collectively developed the Gemini Space Suit for NASA and, in 1968, we were responsible for the Apollo Space Communications Headset.

Due to the introduction of newer and better fabrics and manufacturing processes, we also expanded our apparel line during the 1960s to include swimwear and men's and boys' products.

But it was earlier, in the 1950s, when our ever-popular golf shirt hit the market. We had just patented the nylon reinforced neckband in T-shirts in 1950; and five years later, in 1955, the new Grand Slam(R) knit golf shirt with the Penguin(R) emblem took the apparel industry by storm. It soon became the world's largest selling golf shirt.

Our reputation and the Munsingwear(R) brand name remain our competitive advantage. As explained in the Letter t Shareholders, it was a difficult decision to sell the Munsingwear(R) name and related trademarks and to exit th retail and professional golf channels, but it was a necessary move for the company. Today our business is less complicated and more focused. As part of the sale, we did license back the Munsingwear(R) name and Penguin(R) logo or use on our products. This has allowed us to continue to take full advantage of our rich history and brand recognition, setting a strong foundation for our growth in the special markets industry.

In 1996 we also changed our name to PremiumWear, Inc. This name is transitional. Chosen by the Board of Directors, it reflects our change in the marketplace - from a company which primarily markets to consumers through retail department stores and national chains to one which markets to corporations and institutions through distributors and advertising specialty dealers. Additional names are under review now and, by mid 1997, a permanent name will be adopted. At that time, an introduction will be made to our shareholders, employees, and customers.

As with any company, our story continues to evolve. For PremiumWear, the next chapter in our history will involve the special markets industry. As the following pages will attest, our corporate mission has changed to reflect this new endeavor.

We anticipate this newest change to be both exciting and profitable.


                                    [PHOTO]
                         Wear Them..You will like Them
                              MUNSING UNION SUITS



                                       7


                                    [PHOTO]


OUR CUSTOMERS

No longer are we selling directly to retail customers.

We now market knit and woven shirts, pants and shorts to four channels of distribution: Wholesale Apparel Distributors, Advertising Specialty Dealers, Decorators (Screenprinters and Embroiderers) and Uniform Companies.

These channels, described below, then sell our goods to companies, schools, churches or other organizations who use our apparel to promote their name. Our product, for instance, after having a logo, name or design added to it, might now be worn by church members at a fund-raiser, employees at a company picnic or the entire staff of a large corporation such as a major airline, retail chain, restaurant, or hospital.

Wholesale apparel distributors, one of our primary channels, purchase large quantities of what is known as blank, or unembroidered, goods. Today these distributors represent 60% of our sales volume. Through support of cooperative advertising programs, inventory management programs and personalized customer service, we are fully committed to the growth of these business partnerships.

We also see significant growth opportunities in our other three channels of distribution. The Advertising Specialty Institute, for example, has over 15,500 member companies. The advertising specialty dealers market a variety of promotional products, premiums, and incentives to corporations, schools, and other organizations. Their custom logo'd products range from writing instruments to awards, jewelry, electronics and apparel. Of all these product categories, apparel has recently moved ahead to become the largest category and best perceived value in the industry. Considering this industry has grown from $5.0 billion in 1990 to $8.0 billion in 1995, we see tremendous opportunity here.

The target market for our decorator channel of distribution is comprised of over 25,000 screenprinters and embroiderers. The name "decorator" describes their function. These companies provide further decoration - an added value - to products similar to that of the advertising specialty dealers.

Comprised of several hundred companies, our fourth channel, uniform companies, sells uniforms to corporate and government customers. As uniform trends now reflect a more relaxed, contemporary look, our product fits exceptionally well in this market. This customer is also finding that sportswear is less expensive and more convenient than tailored clothing.

Our customer is new but our reputation for quality has opened many doors. Next year we anticipate sales to increase by a minimum of 20%.


                                    [PHOTO]



                                    [CHART]
                            CHANNELS OF DISTRIBUTION

                                 Distributors *

                                 Ad Specialty *

                                      Uniform *

                                    Decorator *


                                    [PHOTOS]


OUR PRODUCT

Customers expect our garments to wear better, last longer and look great. In short, they want value, quality and fashion, which we provide through our innovative product design.

Our reputation for unique fabrics, color, construction, styling and detail has helped us withstand and surpass the rigid performance standards demanded by the special markets industry.

Fabric is the first consideration in our product design. For over one hundred years, we have been a leader in introducing new fabrics to the market. Today we offer a variety of high-quality, ringspun fabrications in knits and wovens; including piques, interlocks, herringbone, jacquards, prints, and novelty woven fabrics. Through our work with major textile mills around the world, we continue to be first to the market introducing new patterns and textures. We have also developed stringent testing procedures for these fabrics to ensure our garments perform well. And to better interface with fabric suppliers, our design department uses computer-aided design technology. This technology has allowed us to reduce development and lead times by providing textile designs that fit machine specifications.

Color is also a vital part of our product. We encourage our customers to mix and match within the collection. We not only color-coordinate our pallete throughout the collection, but we also make certain these colors are consistent from year to year. To further fit the needs of our customers and to also give us inventory longevity, we offer traditional, timeless color themes, such as hunter, burgundy and navy, as well as neutrals, such as natural, khaki and black. In addition, a new fashion color story is launched each year to further meet the needs of our trend-driven customers.

In regards to styling and construction, we will not cut corners. Our garments are fully constructed with an eye to detail. These details might include extra buttons, top-stitching or a proportionally oversized pocket. Our cuts, for example, are more generous, giving our customers a better fit and better ease of movement. And, to infuse new fashion trends into our styling, we might add a banded collar or a contrasting yoke. Every year we introduce new styles to keep ahead of the demands of our customers.

In 1996 we continued to add value to our product by adopting a strategy of customer individualism. Our new non-retail customers demand a product which fits their individual needs. They might require an embroidered logo, a specific color match or a styling modification in order to create a custom look for their corporate or uniform needs.

To meet these individual needs and our on-going commitment to value, in 1996 we made a significant investment in state-of-the-art embroidery and digitizing technology and personnel. In addition we established custom guidelines for fabric, color and lead times to meet customized orders.

True to our heritage our name continues to represent value, quality and fashion.


                                    [PHOTO]

                                    [PHOTO]


OUR PEOPLE

At PremiumWear we believe that the quality of our business is directly related to the quality and experience of our people.

At a time when employees have been known to switch jobs every two to three years, many of our people have been with the company for over ten years. These combined years of expertise in the apparel industry set us far ahead of the competition in our ability to deliver superior services.

Our effort, in regards to people, is to enhance the quality of the employees' work environment. We believe the best way to boost employee performance is to provide a place of work for people which allows them to be innovative. We are working to develop a high-performance, customer-focused organization. Beginning in 1997 a new performance management process will include measurement of success factors such as Customer Service and Teamwork. In addition, our management incentive program will tie financial rewards directly to the financial performance of the company. Comprehensive training and support also arms our employees with necessary product and industry knowledge, improving our competitive strength in the marketplace.

Our goal is to create a structure which is more fluid and better poised to respond to market changes. Our current operations allow for greater teamwork, openness and candor.

Dedication to our people and the quality of their worklife is essential to our success.

                                     [PHOTO]

                                     [PHOTO]

OUR SERVICE

A different market requires a different strategy.

Though excellent customer service has always been an integral part of our operations, our non-retail customer has placed new challenges on how we do business.

As explained earlier, our four channels of distribution now include wholesale apparel distributors, advertising specialty dealers, decorators (embroiderers and screenprinters) and uniform companies. These channels must answer to our end-customer (corporations and other institutions) who have demands of their own. In order to provide this end-customer with excellent service, the four channels expect the best from us. They expect the merchandise to be easy to order, to be available and to be delivered in a timely manner.

In 1996 we addressed these expectations by starting to develop and implement a Quick Response Program. The objective of this program is to meet and exceed our customers' requirements for getting our product into their hands quickly and efficiently. This we'll do by improving our business processes. Specifically, our entire operations, from manufacturing through fulfillment or delivery, have been under review. To ensure timely sourcing and availability of fabric, we are continuing to develop partnerships with our suppliers as part of this program. To allow for quicker response to customer needs and added flexibility in product customization, we now manufacture a majority of merchandise in our North Carolina plant. In addition, we utilize worldwide resources to get the right products at the right price. And to better anticipate future orders, we have been developing a Vendor Managed Inventory (VMI) program. VMI allows us to monitor a customer's inventory levels of our products so we, in turn, will be better prepared to fill the order quickly and make appropriate recommendations for additional orders.

We believe excellence in service is critical to our growth. Our customers expect it from us; and we demand it from ourselves.

                                    [PHOTO]

                                    [PHOTO]

                                    [PHOTO]

OUR SHAREHOLDERS

1996 marked a turning point in our company's history.

We left the retail market and entered, full force, into the special markets industry with new channels of distribution and new customers. We sold our name and trademarks then licensed back the Munsingwear(R) name and Penguin logo for use on our products. We reduced our office space, cut staff, and focused our design and marketing efforts by specializing primarily in shirts and pants.

In 1996 we also continued our successful partnership with a national sales agency who, through their sales agents, service our customers. This helped, in part, to reduce our selling, general and administrative expenses. We fully intend to build this relationship, through cooperative efforts and support.

We took the necessary actions to maximize shareholder value.

As the following pages will show, the benefits of these actions are already being demonstrated. One direct benefit, to you, was a special cash distribution in March 1997. Other benefits include reduced expenses and extinguishment of debt. And, perhaps most importantly, within the special markets channel of distribution our sales have increased significantly.

It has been our plan and desire that these efforts will provide you with superior return in the future.

We are confident about our long-term strategy for success. Our financial success will be demonstrated through increased revenues, plus a more stable, stronger gross margin, combined with continued cost control measures.

1996 may have come to a close, but a new company is just beginning.

                                     [PHOTO]

                                     [PHOTO]


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES, WHICH PROVIDE ADDITIONAL INFORMATION CONCERNING THE COMPANY'S FINANCIAL ACTIVITIES AND CONDITION.

CAPITAL RESOURCES AND LIQUIDITY

On June 28, 1996, the Company sold its trademarks and pending trademark applications for certain Far Eastern countries to ITOCHU Corporation, Toyobo Company Ltd., and Descente Ltd. for $5,000,000 cash. On September 6, 1996, the Company sold to Supreme International Corporation all of its rights to its trademarks and certain associated assets relating to the retail and professional golf businesses for $18,000,000 cash. Proceeds from these trademark sales and the liquidation of inventories and collection of accounts receivable related to the retail and golf businesses were used to pay off the Company's asset-based lender, pay transaction expenses and provide funds for operations and for a $12,500,000 special distribution to shareholders in early 1997. In a related transaction with Supreme International Corporation, the Company entered into a license agreement for the use of the Munsingwear(R) name and Penguin(R) trademark on knit shirts for twenty years and on woven shirts, pants and shorts for five years. The license is for the special markets channel of distribution which includes the advertising specialty incentive market, specialty distributors and the uniform market.

At January 4, 1997, working capital totaled $21,266,000 compared to $3,926,000 the previous year and the current ratio was 3.9:1 compared to 1.2:1 in 1995. During 1996 operating activities provided $2,195,000 of cash, the result of a combined $6,692,000 reduction in receivables and inventories offset by a $3,677,000 decrease in accounts payable and other liabilities, all of which related primarily to the liquidation of inventories, collection of receivables and payment of liabilities related to the retail and golf businesses. Capital expenditures totaled $689,000, primarily for information systems improvements and purchases of manufacturing equipment. Proceeds of $23,000,000 were received in 1996 from the sale of trademarks and $819,000 was received from the exercise of common stock options. At year end the Company had cash and cash equivalents of $14,030,000, essentially all of which was invested in short-term government securities and commercial paper. After giving effect, on a proforma basis, to the $12,500,000 special cash distribution in early 1997, working capital at January 4, 1997 would have totaled $8,766,000 and the current ratio would have been 2.2:1.

At January 6, 1996, working capital totaled $3,926,000 compared to $6,847,000 the previous year and the current ratio was 1.2:1 compared to 1.5:1. During 1995 operating activities used $4,094,000 of cash, primarily the result of net losses of $2,335,000 and an increase in receivables of $3,468,000 which was due to a 29% increase in fourth quarter revenues compared to the previous year. These uses of cash were offset by a $1,248,000 increase in accounts payable and $782,000 of depreciation and amortization. Capital expenditures totaled $1,201,000, primarily for information systems improvements and purchases of manufacturing equipment. The Company financed the net use of cash through a $5,298,000 increase in its bank line of credit borrowings.

During 1994 operating activities used $3,127,000 of cash, primarily the result of net losses of $573,000 and an increase in inventories of $5,986,000 which was due to a planned increase in support of first quarter 1995 retail and golf sales and shelf stock in support of the Company's entry into the special markets channel of distribution. These uses of cash were offset by a $2,729,000 net increase in royalty advances, primarily the result of a contract extension with one of the Company's licensees, an increase in accounts payable of $944,000 and $712,000 of depreciation and amortization. Capital expenditures totaled $865,000, primarily for purchases of manufacturing equipment and information systems improvements. Principal payments on long-term debt and capital lease obligations totaled $270,000. The Company financed the net use of cash through a $3,894,000 increase in its bank line of credit borrowings.

As a result of the 1996 sale of trademarks the Company's previous asset-based credit arrangement was terminated and all funds due the lender were repaid. On February 4, 1997, the Company entered into a new long-term bank line of credit with a new lender which provides up to $6,000,000 of funds available based on certain financial formulas.

Following the 1996 sale of trademarks the Company no longer receives royalty income from license agreements, a major source of capital during the previous five years. However, management believes that its focus on the special markets business and exit from the retail and golf businesses will lead to profitable sales growth, stable gross margins, and lower selling, general and administrative expenses. Management will pay the $12,500,000 special distribution out of cash and cash equivalents on hand at January 4, 1997 and expects to be able to finance working capital needs and capital expenditures through a combination of funds from operations, operating leases, and its new bank line of credit.

RESULTS OF OPERATIONS

NET SALES for 1996 decreased 3% from the prior year. The reduction was due to the September 1996 exit from the retail and golf businesses, which collectively totaled sales of $23,000,000 in 1996 compared to $36,000,000 in 1995. Special markets volume continued its strong growth, increasing 75% in 1996 to $27,000,000 compared to $15,400,000 the previous year, partially offsetting the decrease in retail and golf business sales. Sales growth was from added customers and additional volume with existing customers and is due in part to the Company's product offering which generally includes more fashion than many of its competitors. Selling prices remained relatively constant from 1995 to 1996.

Net sales for 1995 increased 38% over 1994. Sales to special markets customers increased seven-fold, from $2,000,000 in 1994 to $15,400,000. Business with golf pro shops increased 52%


over the prior year. These increases offset lower sales to department stores, chain stores and wholesale clubs, which decreased 4% collectively.

Net sales for fiscal 1994, a 53-week period, were essentially flat with 1993 levels. 1994 represented the first full year of operations for the Company's special markets business which totaled sales of $2,000,000. Sales increased 62% in the golf pro shop channel of distribution while the Company's traditional channels of distribution - department stores, chain stores, wholesale clubs, and specialty stores - decreased 10% collectively.

The Company's backlog of unfilled orders for the special markets business at the end of 1996 was approximately $3,800,000 as compared to $1,900,000 the previous year. Orders for the special markets channels of distribution are not necessarily indicative of future performance since this channel of distribution is characterized by a large number of "at once" orders which are generally received less than 30 days prior to requested delivery. The unfilled order backlog consists of orders received for subsequent delivery and includes orders subject to change for color, size, extension of delivery dates and cancellation. As a result, the unfilled order backlog does not necessarily relate directly to future sales.

Following the 1996 sale of trademarks, the Company no longer receives income from ROYALTIES. As a result, this income dropped dramatically in 1996 compared to the prior year. Royalties in 1995 were essentially flat with 1994 when they were 25% above 1993 levels due to increased minimum guarantees on previous years' agreements and additional income recognized in connection with a 1994 license agreement extension.

GROSS PROFIT in 1996 was 19% of net sales vs. 17% in 1995. The increase was primarily due to the cessation of the retail business which in recent years experienced fierce competition and price pressure in the marketplace, significant markdowns, increased levels of unsold seasonal merchandise and rising production costs. Gross profit for the special markets business was 23.6% in 1996 compared to 24.4% in 1995. The reduction was a result of heavy sales to specialty distributors, who receive volume discounts on large quantity purchases. Gross profit dropped from 20% of net sales in 1994 to 17% in 1995 as a result of losses related to a new product line and markdowns taken during the last half of the year to move excess end-of-season merchandise in response to the continued sluggish retail apparel marketplace. 1994 gross profit was 20% of net sales vs. 24% in 1993. The decrease was primarily due to higher manufacturing and material costs that were not able to be passed on through higher selling prices and because of management's decision to add value to products without increasing prices in order to achieve wider customer acceptance.

SELLING, GENERAL AND ADMINISTRATIVE expenses were $2,543,000 lower in 1996 than in 1995 and, as a percent of sales, decreased from 27% in 1995 to 23% in 1996. This reduction was largely due to reductions in staff, design costs, advertising programs and other expenses as a result of the cessation of the retail and golf businesses. Design expenses decreased $767,000 due to exit from the retail and golf businesses, which formerly required significantly more product offerings due to multiple labels and merchandising seasons. Advertising expenses decreased $772,000 as a result of lower spending on cooperative advertising programs, point of sale materials and PGA Tour endorsements. Selling expenses decreased $735,000 due to elimination of sales executive positions, closed sales offices and reduced commissions. General and administrative expenses decreased $557,000 due to reduced recruiting expenses, lower staffing, reduced trademark defense costs and lower office lease costs. Management information systems expense increased $513,000 due to support of the Company's new computer systems installed in late 1995.

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

In 1995, RESTRUCTURING COSTS of $520,000 related to staff reductions and future lease payments on excess office space. In 1994, the Company completed the closing of its Hong Kong sourcing office and United Kingdom sales office for $100,000 less than the related RESERVE FOR CLOSING OF FACILITIES established in 1993.

As a result of increased gross margins and decreased selling, general and administrative expenses due to the exit from the retail and golf businesses, the Company reported Operating income of $1,097,000 in 1996, compared to operating losses the prior two years.

1996 INTEREST EXPENSE was 33% below 1995's level due to payoff of the bank line of credit by proceeds from the sale of trademarks and liquidation of inventories and collection of receivables from the retail and golf businesses. Interest expense in 1995 was $805,000 higher than in 1994 due to higher borrowings to finance increased inventory levels required to meet rising demand in the Company's special markets channel of distribution and higher levels of unsold end-of-season merchandise related to the retail and golf businesses. Interest expense in 1994 was $67,000 higher than in 1993 as a result of rising interest rates and higher average daily borrowings. INTEREST INCOME on excess funds totaled $247,000 in 1996.

GAIN ON SALE OF TRADEMARKS includes $4,383,000 realized on the June 1996 sale of certain Far Eastern trademarks and $6,244,000 realized on the September 1996 sale of the Company's remaining trademarks and certain associated assets related to the retail and professional golf businesses. The gains were comprised of proceeds less transaction and disposition costs.


PROVISION FOR INCOME TAXES represents federal, state, local and foreign taxes. 1995 and 1994 provisions were attributable to state income, franchise and foreign taxes, which are generally not dependent on pre-tax income. At January 4, 1997, the Company had net operating loss carryforwards of approximately $20,000,000 for domestic federal income tax purposes.

LOOKING FORWARD

Management has completed a transition which generally began in 1994 with entry into the special markets channel of distribution and which intensified in late 1995 when the Company retained an investment banker to explore a range of opportunities to maximize shareholder value. These actions led directly to the June 1996 and September 1996 sales of trademarks and other assets relating to the retail and professional golf businesses. During this period, management continued to increase its focus on and commitment to development of the special markets channel of distribution. Following the sale of trademarks and other assets related to the retail and golf businesses, the Company now operates entirely in the special markets channel of distribution and no longer solicits orders from department stores, chain stores, specialty retail shops, or golf pro shops. Management believes this strategy will lead to continued sales growth, stable gross margins, reduced selling, general and administrative expenses and profitability. However, there can be no assurance that this strategy will be successful. The Company currently pays no license fees on the majority of its sales under the terms of its licensing agreement with Supreme International Corporation and is not required to pay any such fees until aggregate sales dollars reach a specific amount which will not likely occur until fiscal 1998. At that time, license fees will represent an additional expense to the Company which management hopes to recover through improved margins and reduced costs in other areas.

CAUTIONARY STATEMENT

Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, in the Letter to Shareholders, elsewhere in the Annual Report, in the Company's Form 10-K and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect the Company's actual results and could cause the Company's actual financial performance to differ materially from that expressed in any forward-looking statement: (i) competitive conditions that currently exist, including the entry into the market by a number of competitors with significantly greater financial resources than the Company, are expected to continue, placing pressure on pricing which could adversely impact sales and gross margins; (ii) continued implementation of the North America Free Trade Agreement (NAFTA) is expected to put competitive cost pressure on apparel wholesalers with domestic production facilities such as the Company; (iii) the inability to carry out marketing and sales plans would have a materially adverse impact on the Company's projections; (iv) since the Company now is a licensee of the Munsingwear(R) name maintaining a harmonious working relationship with the licensor is extremely important for continued successful development of the special markets business; (v) as a licensee, the Company is dependent on the licensor to adequately promote the brand and defend it from trademark infringement. The foregoing list should not be construed as exhaustive and the Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

IMPACT OF INFLATION

Inflation affects the Company's business principally in the form of cost increases for materials and wages. The Company generally attempts to offset these cost increases by a combination of merchandising and design techniques, purchasing practices, labor savings and price increases.

MARKET STATISTICS

The Company's common stock is listed on the New York Stock Exchange under the symbol PWA. The 1996 and 1995 market price high and low were as follows:

                            QUARTER
--------------------------------------------------------------
                    1st          2nd         3rd         4th
--------------------------------------------------------------
1996
--------------------------------------------------------------
      High         9  1/8      9           10  7/8     10  1/4
      Low          6  7/8      6  5/8       8  7/8      8  3/8
1995
--------------------------------------------------------------
      High         8  3/4      8  5/8       9  5/8      8  7/8
      Low          6  7/8      6  7/8       7  7/8      6  1/4
--------------------------------------------------------------

On March 5, 1997, the Company paid a special cash distribution to shareholders of $5.39 per share which caused a comparable reduction in the market price on March 6, 1997.

As of February 19, 1997, the Company had 837 shareholders of record.


CONSOLIDATED STATEMENTS OF OPERATIONS                                                                      PremiumWear, Inc.

                                                                                  Year ended       Year ended     Year ended
                                                                                  January 4,       January 6,     January 7,
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                                           1997             1996           1995
-----------------------------------------------------------------------------------------------------------------------------
REVENUES:
   Net sales                                                                         $49,948          $51,512        $ 37,407
   Royalties                                                                           2,969            4,609           4,528
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      52,917           56,121          41,935
-----------------------------------------------------------------------------------------------------------------------------
EXPENSES:
   Cost of goods sold                                                                 40,402           42,714          30,029
   Selling, general and administrative                                                11,418           13,961          12,134
   Restructuring costs (Note 9)                                                            -              520               -
   Gain on closing of facilities (Note 9)                                                  -                -            (100)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                      51,820           57,195          42,063
-----------------------------------------------------------------------------------------------------------------------------
      OPERATING INCOME (LOSS)                                                          1,097           (1,074)           (128)
-----------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                        (771)          (1,158)           (353)
Interest income                                                                          247                2              57
Gain on sale of trademarks (Note 2)                                                   10,627                -               -
Other                                                                                     52                -             120
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary item                              11,252           (2,230)           (304)
Provision for income taxes                                                             4,071              105             108
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary item                                                7,181           (2,335)           (412)
Extraordinary loss from early debt extinguishment (Note 3)                                 -                -             161
-----------------------------------------------------------------------------------------------------------------------------
      NET INCOME (LOSS)                                                              $ 7,181          $(2,335)       $   (573)
=============================================================================================================================

Net income (loss) per common share:
   Income (loss) before extraordinary item                                           $  3.37           $(1.13)        $  (.20)
   Extraordinary item                                                                      -                -            (.08)
------------------------------------------------------------------------------------------------------------------------------
      NET INCOME (LOSS) PER COMMON SHARE                                             $  3.37           $(1.13)        $  (.28)
=============================================================================================================================

Weighted average shares of common stock and common stock equivalents outstanding       2,130            2,066           2,066
=============================================================================================================================
The accompanying notes are an integral part of these financial statements.


CONSOLIDATED BALANCE SHEETS                                                                                 Premiumwear, Inc.

                                                                                                     January 4,   January 6,
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)                                                                  1997         1996
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                                            $14,030      $    62
   Restricted cash                                                                                          447            -
   Receivables:
      Trade, net of allowances of $909 and $511                                                           3,705        8,260
      Other                                                                                                 525          277
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                          4,230        8,537
      Inventories                                                                                         9,804       14,641
      Prepaid expenses                                                                                      128        1,004
-----------------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT ASSETS                                                                            28,639       24,244
-----------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
   Land                                                                                                      15           15
   Buildings and leasehold improvements                                                                     552          568
   Machinery and equipment                                                                                4,137        3,928
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                          4,704        4,511
   Less accumulated depreciation and amortization                                                         3,087        1,584
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                          1,617        2,927
TRADEMARKS, net of accumulated amortization of $1,274                                                         -        4,173
DEFERRED TAXES, net of valuation allowance of $10,950 and $11,796                                             -        2,309
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        $30,256      $33,653
=============================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Line of credit borrowings                                                                            $     -      $10,890
   Current maturities of long-term debt                                                                      23           21
   Accounts payable                                                                                       4,009        5,008
   Accrued payroll and employee benefits                                                                  1,050        1,009
   Unearned royalty income                                                                                   -         2,993
   Liabilities related to sold assets                                                                     1,530            -
   Other accruals                                                                                           761          397
-----------------------------------------------------------------------------------------------------------------------------
         TOTAL CURRENT LIABILITIES                                                                        7,373       20,318
-----------------------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES:
   Long-term debt, less current maturities                                                                    -           22
   Postretirement benefits                                                                                  701          319
   Unearned royalty income                                                                                    -           10
-----------------------------------------------------------------------------------------------------------------------------
         TOTAL LONG-TERM LIABILITIES                                                                        701          351
-----------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 6-8, 10 and 11)
SHAREHOLDERS' EQUITY:
   Series A preferred stock, $100 stated value; voting, cumulative and participating
      (authorized 50,000 shares, none issued)
   Preferred stock, no par value (authorized 950,000 shares, none issued)
   Common stock, $.01 par value (authorized 20,000,000 shares, 2,163,153 and 2,026,768 shares issued)        22           21
      Additional paid-in capital                                                                         17,128       15,112
      Retained earnings (deficit)                                                                         5,032       (2,149)
-----------------------------------------------------------------------------------------------------------------------------
         TOTAL SHAREHOLDERS' EQUITY                                                                      22,182       12,984
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        $30,256      $33,653
=============================================================================================================================
The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                        PREMIUMWEAR, INC.

                                                                                          Year ended    Year ended  Year ended
                                                                                          January 4,    January 6,  January 7,
(AMOUNTS IN THOUSANDS)                                                                          1997          1996        1995
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income (loss) from operations                                                        $  7,181       $(2,335)    $ (573)
   Reconciling items:
      Depreciation and amortization                                                              847           782        712
      Deferred taxes                                                                           3,507             -       ( 69)
      Provision for losses on accounts receivable                                                 75            69        142
      Gain on sale of trademarks                                                             (10,627)            -          -
      Loss on restructuring                                                                        -           193          -
      Gain on closing of facilities                                                                -             -       (100)
      Change in unearned royalty income                                                       (1,988)         (356)     2,729
      Changes in operating assets and liabilities:
         Receivables                                                                           3,456        (3,468)      (380)
         Inventories                                                                           3,236          (422)    (5,986)
         Prepaid expenses                                                                        185           282       (254)
         Accounts payable                                                                     (1,129)        1,248        944
         Other accrued liabilities                                                            (2,548)          (87)      (292)
------------------------------------------------------------------------------------------------------------------------------
            NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                2,195        (4,094)    (3,127)
------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Purchases of property, plant and equipment                                                   (689)       (1,201)      (865)
   Proceeds from sale of trademarks                                                           23,000             -          -
------------------------------------------------------------------------------------------------------------------------------
            NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                               22,311        (1,201)      (865)
------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Net change in line of credit borrowings                                                   (10,890)        5,298      3,894
   Net change in restricted cash                                                                (447)            -          -
   Principal payments on long-term debt and capital lease obligations                            (20)         ( 14)      (270)
   Proceeds from exercise of stock options                                                       819             -          -
------------------------------------------------------------------------------------------------------------------------------
            NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                              (10,538)        5,284      3,624
------------------------------------------------------------------------------------------------------------------------------
            INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  13,968          ( 11)      (368)
   Cash and cash equivalents at beginning of period                                               62            73        441
------------------------------------------------------------------------------------------------------------------------------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                $14,030        $   62    $    73
==============================================================================================================================

Supplemental disclosures of cash flow information:
   Cash paid for taxes                                                                       $   390        $  178    $   122
==============================================================================================================================
   Cash paid for interest                                                                    $   728        $1,078    $   370
==============================================================================================================================
The accompanying notes are an integral part of these financial statements.


CONSOLIDATED STATEMENTS OF CHANGES                                                           PREMIUMWEAR, INC.
IN SHAREHOLDERS' EQUITY

(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------------------------------------
                                                                     Common Stock        Additional   Retained
                                                               Issued                      Paid-in    Earnings
                                                               Shares           Amount     Capital   (Deficit)
--------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994                                   2,026,768           $21       $15,112    $   759
   Net loss for year                                                 -             -             -       (573)
--------------------------------------------------------------------------------------------------------------
Balance at January 7, 1995                                   2,026,768           $21       $15,112    $   186
   Net loss for year                                                 -             -             -     (2,335)
--------------------------------------------------------------------------------------------------------------
Balance at January 6, 1996                                   2,026,768           $21       $15,112    $(2,149)
   Stock grant                                                   3,500             -             -          -
   Exercise of stock options                                   132,885             1           818          -
   Utilization of net operating loss carryforwards                   -             -         1,198          -
   Net income for year                                               -             -             -      7,181
--------------------------------------------------------------------------------------------------------------
Balance at January 4, 1997                                   2,163,153           $22       $17,128    $ 5,032
==============================================================================================================
The accompanying notes are an integral part of these financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

NATURE OF OPERATIONS

PremiumWear, Inc. (formerly Munsingwear, Inc.) ("the Company") designs, sources and markets knit and woven shirts and pants bearing the Munsingwear(R) label under license from Supreme International Corporation (See Note 2). Sales are to the special markets industry through specialty distributors, advertising specialty incentive dealers and to the uniforms market. Substantially all sales are in the United States. Approximately 75% of the Company's products are manufactured in the United States in one Company-owned facility and at several sewing subcontractors. The remaining products are assembled in the Caribbean and Central America or are purchased in the Far East.

PRINCIPLES OF CONSOLIDATION

The financial statements include the accounts of PremiumWear, Inc. and two inactive foreign subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying value of cash equivalents approximates fair value. Cash and cash equivalents at January 4, 1997 includes $12,500,000 which will be paid to shareholders in a special distribution in the first quarter of fiscal 1997.

RESTRICTED CASH

At January 4, 1997, $447,000 of cash was pledged as collateral on outstanding letters of credit related to inventory purchases and was classified as restricted cash on the balance sheet.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventoriable costs include raw materials, labor and related manufacturing overhead expenses. Inventories consist of:

                                     January 4,    January 6,
(In thousands)                             1997          1996
--------------------------------------------------------------
Raw materials                            $1,906      $  1,359
Work in process                           1,265          ,639
Finished goods                            6,633        12,643
--------------------------------------------------------------
                                         $9,804       $14,641
==============================================================

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

TRADEMARKS

In 1996 the Company sold all rights to its trademarks. Prior to the sale, trademarks were recorded at the estimated fair value established in connection with the Company's 1991 reorganization and were being amortized over 20 years.

INCOME TAXES

The Company accounts for income taxes under the liability method. The tax benefit associated with utilization of the net operating loss carryforwards which survived the reorganization has been recorded as a reduction to deferred taxes and trademarks and as a credit to additional paid-in capital. Any future utilization of these net operating loss carryforwards will be recorded as a credit to additional paid-in capital.

REVENUES

Net sales are recognized at the time of shipment and reserves are established for returns and allowances at that time. In 1996 sales to one customer totaled 12% of total Company net sales; no customer accounted for greater than 10% of the Company's total net sales in 1995; and sales to one customer were 16% in 1994. Following the 1996 sale of its trademarks the Company no longer receives royalties, which had been recorded as earned in accordance with specific terms of each license agreement.

NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share is computed by dividing the net income (loss) by the weighted average number of shares of common stock outstanding during the year plus the weighted average number of common stock equivalents. Common stock equivalents consist of shares subject to stock options and are determined using the treasury stock method. The effect of options was anti-dilutive in 1995 and 1994 and was excluded from the number of shares used to compute net loss per common share for those years.

FISCAL YEAR

The Company's fiscal year ends on the first Saturday following December 31. The 1996, 1995 and 1994 fiscal years ended January 4, 1997, January 6, 1996, and January 7, 1995 respectively. Fiscal 1994 had 53 weeks.

NEW ACCOUNTING PRONOUNCEMENTS

In 1996 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This establishes accounting standards for the recognition and measurement of impairment of long-lived assets, certain identifiable intangibles, and goodwill either to be held or disposed of. There was no impact on the financial position or results of operations of the Company as a result of the adoption.

Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation", requires certain disclosure and recommends accounting treatment for employee stock-based compensation plans. The Company has set forth its accounting practice and related disclosures in Note 6.

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

RECLASSIFICATIONS

Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation. These reclassifications had no effect on previously reported net loss or shareholders' equity.

2. SALE OF TRADEMARKS

On June 28, 1996, the Company sold its trademarks and pending trademark applications for certain Far Eastern countries to ITOCHU Corporation, Toyobo Co., Ltd., and Descente, Ltd. for $5,000,000 cash, resulting in a gain before income taxes of $4,383,000. Proceeds were used to pay down line of credit borrowings.

On September 6, 1996, the Company sold all of its rights to its remaining trademarks and certain associated assets relating to the retail and professional golf businesses to Supreme International Corporation for $18,000,000 in cash, resulting in a gain before income taxes of $6,244,000. As part of the purchase and sale agreement the Company was required to change its corporate name. At the September 6, 1996 Annual Meeting of Shareholders, a name change from Munsingwear, Inc. to PremiumWear, Inc. was approved by shareholders.

3. FINANCING ARRANGEMENTS, LONG-TERM DEBT AND EXTRAORDINARY LOSS FROM EARLY DEBT EXTINGUISHMENT

Subsequent to January 4, 1997, the Company established a long-term bank line of credit under which up to $6,000,000 is available for borrowings and letters of credit through February 2000. Borrowings and letters of credit are limited to an aggregate amount equaling approximately 80% of eligible receivables and 50% of eligible finished goods inventories ($5,086,000 at January 4, 1997). Essentially all the assets of the Company except property, plant and equipment are pledged as collateral under the agreement. Borrowings under the facility bear interest at the bank's base rate of interest (8.25% at January 4, 1997). The agreement contains a commitment fee of .5% per annum on the unused line of credit and also contains cross default provisions to other agreements and other covenants which, among other matters, require maintenance of certain financial ratios, restrict the sale of assets, and restrict consolidation or merger of the Company with another entity. Additionally, the Company is limited in incurring additional indebtedness and liens on assets.

A previous bank line of credit, which was paid off at the time of the September 6, 1996 trademark sale, was entered into in late 1994 and resulted in an extraordinary loss of $161,000 from early debt extinguishment. The loss was comprised of unamortized debt issuance costs and prepayment fees related to another bank line of credit.

4. INCOME TAXES

The income tax provision for 1996, 1995, and 1994 consists of current taxes payable of $195,000, $105,000, and $108,000, respectively, and resulted from federal alternative minimum, state income, franchise and foreign taxes payable. As of January 4, 1997, the Company had net operating loss carryforwards for regular federal income tax purposes of approximately $20,000,000, which will begin to expire in 2002.

Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes. Deductible temporary differences are comprised of financial reserves not yet deductible and unearned royalty income. Taxable temporary differences are recorded for trademarks, if any, and excess depreciation. The components of the net deferred tax asset were as follows:

                                             January 4,     January 6,
(In Thousands)                                     1997           1996
--------------------------------------------------------------------------------
Federal net operating loss carryforwards     $ 7,270        $12,930
Tax credit carryforwards                         860            500
Deductible temporary differences               3,020          2,355
Taxable temporary differences                  (,200)        (1,680)
--------------------------------------------------------------------------------
                                              10,950         14,105
Valuation allowance                          (10,950)       (11,796)
--------------------------------------------------------------------------------
                                             $     -       $  2,309
================================================================================

As of January 4, 1997 and January 6, 1996, a valuation allowance has been established to reduce the deferred tax asset to estimated realizable amounts.

5. SHAREHOLDERS' EQUITY

The Company's capital structure includes 20,000,000 shares authorized for all classes of common stock and 1,000,000 shares authorized for all classes of preferred stock. There are restrictions with respect to the trading of common stock to or from Five Percent Holders, as defined in the Company's 1991 Plan of Reorganization, through October 2001 as a means of preserving the benefits of the net operating loss carryforwards following the Company's reorganization in 1991.

As of January 4, 1997, 2,163,153 shares of common stock had been issued. Subsequently, an additional 155,877 shares of common stock were issued upon the exercise of stock options.

On January 27, 1997 the Company's board of directors declared a special cash distribution of $5.39 per share, or approximately $12,500,000, payable on March 5, 1997 to shareholders of record February 19, 1997, using proceeds from the 1996 sales of trademarks.

Preferred stock has been reserved for issuance under a 1987 shareholders' rights plan. Upon the occurrence of certain events, the shareholders' rights plan entitles the registered holder to purchase one two-hundredth of a share of preferred stock at a stated price or to purchase either the Company's shares or stock in an acquiring entity at half their market value. At January 4, 1997, no preferred stock was outstanding.

6. STOCK OPTIONS AND RESTRICTED STOCK

The Company's 1991 Stock Plan includes a provision for the granting of stock options, which are accounted for under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation costs for these plans been determined consistent with FASB Statement No. 123, the Company's net income
(loss) and earnings per share would have been reduced to the following pro forma amounts:

(IN THOUSANDS, EXCEPT PER SHARE DATA)                       1996           1995
--------------------------------------------------------------------------------
Net income (loss):                      As Reported      $ 7,181        $(2,335)
                                        Pro Forma        $ 7,036        $(2,699)
--------------------------------------------------------------------------------
Net income (loss) per share:            As Reported      $  3.37        $ (1.13)
                                        Pro Forma        $  3.30        $ (1.29)
================================================================================

Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.84%-7.55% and 5.29%-5.94%; expected dividends per share of $0-$5 and $0; expected lives of 1-5 years and 5 years; and expected volatility of 40%-44% and 39%-41%.

A total of 873,500 shares of common stock was reserved under the 1991 Stock Plan for grants to employees in the form of restricted stock awards and incentive and non-qualified stock options. In addition, the Plan annually grants to each non-employee director an option to purchase 1,000 shares of common stock, which was reduced in December 1996 from the previous 5,000 shares. At January 4, 1997 there were 367,504 shares available for future grants under this Plan. Information with respect to the 1991 Stock Plan is as follows:

                                             Options          Option Price
                                           Outstanding       Range Per Share
--------------------------------------------------------------------------------
Balance at January 1, 1994                   201,803        $5.750 - 10.875
     Granted                                  48,500         4.750 -  7.000
     Canceled                                (18,208)        6.125 -  9.375
--------------------------------------------------------------------------------
Balance at January 7, 1995                   232,095         4.750 - 10.875
     Granted                                 124,500         7.500 -  7.875
     Canceled                                (38,110)        6.125 -  9.375
--------------------------------------------------------------------------------
Balance at January 6, 1996                   318,485         4.750 - 10.875
     Granted                                  75,000         7.500 - 10.875
     Exercised                              (132,885)        4.750 -  9.375
     Canceled                                 (4,800)        7.875 -  9.625
--------------------------------------------------------------------------------
Balance at January 4, 1997                   255,800        $5.625 - 10.875
================================================================================

The 1991 Stock Plan includes a provision allowing the acceleration of vesting of options upon the occurrence of certain events. The September 6, 1996 sale of trademarks was deemed by the Company's board of directors to be such an event and all outstanding options as of that date became vested. At January 4, 1997, all 255,800 outstanding options under the Plan were exercisable.

Subsequent to fiscal 1996 year end, 195,800 options at prices per share ranging from $5.625 to $7.875 were exercised, of which 54,923 were surrendered in cashless exercise transactions.

In 1996 and 1995, under another agreement, options to purchase 10,000 and 5,000 shares of common stock, respectively, at a price of $7.50 per share were granted to a non-employee director. All 15,000 options were exercised subsequent to fiscal 1996 year end.

7. RETIREMENT PLAN

The Company has a 401(k) profit sharing plan covering all employees. In July 1994 the Company amended the plan to match one-half of the employee's first five percent contribution. Expense under this plan, including profit sharing and Company match, totaled $216,000, $73,000 and $66,000 for 1996, 1995 and 1994,
respectively.


8. POSTRETIREMENT MEDICAL AND LIFE INSURANCE PLANS

The Company has unfunded plans providing certain medical and life insurance benefits to specific retiree groups. Future retirees are not covered by these plans. The Company accounts for these plans under the accrual method of accounting. The net periodic benefit cost for the past three years included the following components:

(IN THOUSANDS)                          1996     1995    1994
--------------------------------------------------------------------------------
Interest cost on accumulated
   postretirement benefit obligation     $59      $54     $64
Net amortization and deferral             38       23      33
--------------------------------------------------------------------------------
                                         $97      $77     $97
================================================================================

A 9% increase in the cost of covered medical benefits was assumed for 1996. This rate is assumed to decrease incrementally to 5.5% after 8 years and remain at that level thereafter. The discount rate used in determining the accumulated benefit obligation was 7.5% for 1996 and 1995. The accrued postretirement benefit obligation is summarized as follows:

                                                  January 4,     January 6,
(IN THOUSANDS)                                          1997           1996
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation          $792           $730
Unrecognized actuarial loss                             (10)          (327)
--------------------------------------------------------------------------------
Accrued postretirement benefit obligation               782            403
Less current payable                                     81             84
--------------------------------------------------------------------------------
                                                       $701           $319
================================================================================

9. RESTRUCTURING COSTS AND CLOSING OF FACILITIES

During 1995 the Company developed a restructuring plan which eliminated certain functions to achieve cost efficiencies and provided $520,000 to cover severance and other costs. As of January 4, 1997, all such costs had been paid.

In 1994 the Company completed the closing of its Hong Kong sourcing office and its subsidiary operations in the United Kingdom at a cost of $350,000.

10. LEASES

The Company is party to certain operating lease agreements covering office space and equipment through 1999. Minimum future obligations on operating leases in effect that have initial or remaining noncancelable lease terms in excess of one year as of January 4, 1997 are as follows:

(IN THOUSANDS)
----------------------------------------------------------------
1997                                                       $233
1998                                                         94
1999                                                         10
----------------------------------------------------------------
                                                           $337
================================================================

Total rent expense under operating leases was $655,000, $821,000 and $722,000 for 1996, 1995 and 1994, respectively.

11. LICENSE AGREEMENT

The Company is obligated under a license agreement for certain products to make future minimum payments as follows:

(IN THOUSANDS)
----------------------------------------------------------------
1997                                                        $21
1998                                                         58
1999                                                         66
2000                                                         76
2001                                                         58
----------------------------------------------------------------
                                                           $279
================================================================

In addition to the above minimum obligation, the agreement includes an obligation to pay license fees through 2001 on the sales of certain other products when such sales reach specified annual amounts. After 2001, license fees will be payable on all sales of such products. In 1996 sales did not reach the specified annual amount and management estimates the annual threshold will not be met until 1998 at which time license fees would become payable on all sales.

12. UNAUDITED SELECTED PRO FORMA FINANCIAL DATA

The following table summarizes certain selected unaudited quarterly pro forma financial data for PremiumWear, Inc. special markets business. The following pro forma financial data is presented for informational purposes only and is not necessarily indicative of the results of the future operations of the remaining business or the actual results that would have been achieved had the sale of trademarks and exit from the retail and professional golf businesses been consummated prior to 1995.

(IN THOUSANDS, EXCEPT GROSS MARGIN %)    Special Markets
--------------------------------------------------------------------------------
                                           Cost of      Gross
                               Net sales  goods sold   margin %
--------------------------------------------------------------------------------
1996:    First               $  5,387     $  4,120      23.5%
         Second                 6,898        5,205      24.5%
         Third                  7,718        5,951      22.9%
         Fourth                 6,973        5,337      23.5%
--------------------------------------------------------------------------------
                              $26,976      $20,613      23.6%
================================================================================

1995:    First               $  2,486       $1,960      21.2%
         Second                 4,295        3,223      25.0%
         Third                  4,935        3,702      25.0%
         Fourth                 3,645        2,725      25.2%
--------------------------------------------------------------------------------
                              $15,361      $11,610      24.4%
================================================================================

The pro forma financial data excludes any allocation of selling, general and administrative expenses since management believes that any allocation would be entirely subjective in nature and not necessarily indicative of the performance of the remaining business.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a condensed summary of actual quarterly results for 1996 and 1995.

(IN THOUSANDS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------
                                                       Net Income
                                Operating         Net  (loss) per
                                   income      income      common
                    Revenues       (loss)      (loss)      share
--------------------------------------------------------------------------------
1996:    First       $15,840     $   386     $    12     $   .01
         Second       19,146         721       3,075        1.47
         Third        10,886         (97)      4,025       1 .86
         Fourth        7,045          87          69         .03
--------------------------------------------------------------------------------
                     $52,917      $1,097     $ 7,181      $ 3.37
================================================================================

1995:    First       $15,923      $  725     $   288     $   .14
         Second       16,269         766         268         .13
         Third        11,042        (547)       (568)       (.27)
         Fourth       12,887      (2,018)     (2,323)      (1.13)
--------------------------------------------------------------------------------
                     $56,121     $(1,074)    $(2,335)     $(1.13)
================================================================================


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To PremiumWear, Inc.:

We have audited the accompanying consolidated balance sheets of PremiumWear, Inc. (a Delaware corporation and formerly Munsingwear, Inc.) and subsidiaries as of January 4, 1997 and January 6, 1996, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three fiscal years in the period ended January 4, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PremiumWear, Inc. and subsidiaries as of January 4, 1997 and January 6, 1996 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 4, 1997 in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
February 19, 1997



FIVE YEAR FINANCIAL REVIEW

(DOLLAR AMOUNTS IN THOUSANDS)                                   1996           1995           1994           1993         1992
--------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                     $ 49,948      $ 51,512       $ 37,407       $ 37,635      $ 37,867
Royalty income                                                   2,969         4,609          4,528          3,624         1,977
Cost of sales                                                   40,402        42,714         30,029         28,783        26,832
Gross profit %                                                    19.1          17.1           19.7           23.5          29.1
Interest expense                                                   771         1,158            353            286           400
Income (loss) before income taxes and extraordinary item        11,252        (2,230)          (304)          (203)        2,091
Net income (loss)                                                7,181        (2,335)          (573)          (342)        1,241
Purchases of property, plant and equipment                         689         1,201            865            490           449
Depreciation and amortization                                      847           782            712            873           729

AS OF THE END OF THE YEAR
--------------------------------------------------------------------------------------------------------------------------------

Total assets                                                  $ 30,256      $ 33,653       $ 29,738       $ 23,406      $ 22,929
Current assets                                                  28,639        24,244         20,716         14,606        13,646
Current liabilities                                              7,373        20,318         13,869          5,045         5,538
Working capital                                                 21,266         3,926          6,847          9,561         8,108
Current ratio                                                      3.9           1.2            1.5            2.9           2.5
Long-term debt                                                       -            22             38             57           331
Common shareholders' equity(1)                                  22,182        12,984         15,319         15,892        16,101
Number of employees                                                312           343            348            374           375
=================================================================================================================================

(1)No dividends were declared or paid for the years listed.


BOARD OF DIRECTORS

C. D. Anderson(1)
GENERAL PARTNER
PLANTAGENET CAPITAL MANAGEMENT, INC., SAN FRANCISCO

Keith A. Benson(1),(2)
PRESIDENT, MALL STORES DIVISION
MUSICLAND STORES CORPORATION, MINNEAPOLIS

Thomas D. Gleason(3)
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Gerald E. Magnuson(1),(2)
OF COUNSEL TO LINDQUIST & VENNUM PLLP
MINNEAPOLIS

Kevin S. Moore(3)
SENIOR VICE PRESIDENT
THE CLARK ESTATES, INC., NEW YORK CITY

William J. Morgan(3)
PRESIDENT AND MANAGING DIRECTOR
PACHOLDER ASSOCIATES, INC., CINCINNATI

Michael A. Raskin(2)
PRIVATE BUSINESS ADVISOR

Mark B. Vittert(2)
PRIVATE INVESTOR

   (1)Member of Audit Committee
   (2)Member of Compensation Committee
   (3)Member of Governance Committee


OFFICERS

Thomas D. Gleason
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

David E. Berg
EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

James S. Bury
VICE PRESIDENT OF FINANCE AND ASSISTANT SECRETARY

Cynthia L. Boeddeker
VICE PRESIDENT AND GENERAL MERCHANDISE MANAGER

Billy E. Smith
VICE PRESIDENT OF MANUFACTURING

John R. Houston
PARTNER IN THE LAW FIRM OF LINDQUIST & VENNUM PLLP
SECRETARY


CORPORATION INFORMATION


CORPORATION INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held Wednesday,
May 14, 1997, at 11:00 a.m. CDT at the Radisson Hotel South
7800 Normandale Boulevard
Bloomington, MN 55439-3145

FORM 10-K
Copies of Form 10-K annual report, filed with the Securities and Exchange Commission, are available without charge upon written request to Shareholder Relations, PremiumWear, Inc., 8000 West 78th Street, Suite 400, Minneapolis, MN 55439

TRANSFER AGENT AND REGISTRAR OF COMMON STOCK
Norwest Bank Minnesota, N.A.
Stock Transfer Department
P.O. Box 738
So. St. Paul, MN 55075-0738
(612) 450-4064 / (800) 468-9716

PremiumWear Stock
PremiumWear Stock is listed on the New York Stock Exchange. Symbol PWA

PREMIUMWEAR BY PHONE AND INTERNET
Company News On Call (through PR Newswire):
1-800-758-5804 (Code #589750)
Internet address: http://www.prnewswire.com

LEGAL COUNSEL
Lindquist & Vennum PLLP
Minneapolis, Minnesota

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Minneapolis, Minnesota


FACILITIES

CORPORATE HEADQUARTERS
8000 West 78th Street
Minneapolis, MN 55439

MANUFACTURING AND DISTRIBUTION
Fairmont, North Carolina


[PHOTO]


PREMIUMWEAR, INC.

Corporate Headquarters
8000 West 78th Street
Minneapolis, MN 55439



                                                      (C) 1997 PremiumWear, Inc.