Form 10-K405, Exhibit 13
period 1998-01-03
PREMIUMWEAR INC
filed 1998-03-27
CIK 69067

PREMIUMWEAR, INC.

                               1997 ANNUAL REPORT

                                    [PHOTO]

COMPANY PROFILE

PremiumWear designs, sources and markets knit and woven shirts and other apparel to the promotional products/advertising specialty industry under the Munsingwear(R) brand and to the more than 14,000 U.S. golf pro and resort shops using its new Page & Tuttle(TM) brand.


KEY 1997 MILESTONES

* Paid special cash distribution of $5.39 per share
* 25% sales growth
* 5% increase in gross margins
* Reduced SG&A expense as a percentage of sales
* Profitable in every quarter
* Increased market share
* Same-day shipping capability
* Improved customer service
* Improved inventory management
* Upgraded forecasting and sales tracking capabilities
* Re-entered golf market with new Page & Tuttle(TM) brand
* Launched woven shirt line

FINANCIAL HIGHLIGHTS
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER COMMON SHARE)

Year Ended first Saturday
 after December 31                   1997        1996        1995          1994        1993
----------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS:
Total sales                         $33,820    $49,948      $51,512      $37,407      $37,635
Gross margin                          8,193      9,546        8,798        7,378        8,852
Gross margin %                         24.2%      19.1%        17.1%        19.7%        23.5%
SG&A %                                 20.0%      22.9%        27.1%        32.4%        31.5%
Income (loss) from operations         1,418      1,097       (1,074)        (128)         157
Net income (loss)                       837      7,181(1)    (2,335)        (573)        (342)
Net income (loss) per common share      .36       3.37(1)     (1.13)        (.28)        (.16)

BALANCE SHEET:
Cash and cash equivalents           $ 2,870    $14,477      $    62      $    73      $   441
Working capital                      11,149     21,266        3,926        6,847        9,561
Long-term debt                           --         --           22           38           57
Shareholders' equity                 12,053     22,182       12,984       15,319       15,892


(1) Includes $8,444,000 or $3.96 per share from discontinued royalty income and the sale of assets associated with the exit from the retail marketplace.


Promotional Products/Advertising Specialty Business Only:

NET SALES
(millions)
[BAR GRAPH]

1993      $ 0.3
1994      $ 1.9
1995      $15.4
1996      $27.0
1997      $33.8


GROSS MARGIN
(millions)
[BAR GRAPH]

1993      $ 0.1
1994      $ 0.5
1995      $ 3.7
1996      $ 6.4
1997      $ 8.2


ESTIMATED MARKET SHARE
(percent)
[BAR GRAPH]

1993      $ 0.1
1994      $ 0.5
1995      $ 3.6
1996      $ 5.4
1997      $ 6.0

LETTER TO SHAREHOLDERS

1997 was a good year for our Company. Sales and profits improved in our core promotional products/advertising specialty business, a number of improvements were made in operations and we made preparations to re-enter the professional golf apparel market in 1998.

FINANCIAL RESULTS

Sales for fiscal 1997 were $33.8 million, up 25% compared to like sales in 1996 in the promotional products/advertising specialty business. Total 1996 sales of $49.9 million included sales to the retail marketplace of $22.9 million. Earnings in 1997 were $837,000 or $.36 per share compared to a loss of $1,263,000 or $.59 per share in 1996 before gains and discontinued royalty income of $8,444,000 or $3.96 per share from the sale of assets associated with our exit from the retail marketplace. The Company's cash position at year-end was strong at $2.9 million, even after payment to shareholders of a special one-time cash distribution of $12.5 million or $5.39 per share in the first quarter of 1997.

PROGRESS IN OUR CORE BUSINESS

PremiumWear markets knit and woven shirts and other apparel to the promotional products/advertising specialty industry under the Munsingwear(R) brand. Our end customers include many of the premier businesses and institutions in the United States and Canada, whom we reach through a network of advertising specialty/promotional products distributors and uniform providers. Some of the milestones we reached in 1997 include:

* Gross margins increased to 24.2% from 19.1% in 1996, due to elimination of markdowns taken in the retail-related businesses in 1996, increased offshore product sourcing and a reduction of domestic manufacturing overhead expense.

* SG&A expenses were reduced to 20.0% of sales, down from 22.9% in 1996, due to lower selling costs, distribution center efficiencies, elimination of administrative positions and reduced occupancy expenses.

* Inventories were reduced 12% to $8.6 million from $9.8 million in 1996 and deliveries to customers improved as a result of better forecasting procedures.

* A $6 million line of credit was established with a large U.S. bank headquartered in Minneapolis.


SALES AND OPERATIONS

In Marketing and Sales, we increased our market share of the collared knit shirt business to 6% from 3.6% two years ago and successfully introduced a line of woven shirts for our corporate and institutional customers. A new color-coordinated line of women's shirts was introduced for delivery in 1998, supplementing our existing men's line. To help serve customers better, our customer service department was reorganized, combining it with our credit department. Order entry automation procedures were enhanced and an electronic data interchange (EDI) system was established with our key customers to better serve them and improve inventory forecasting. A performance-based bonus plan was initiated for key employees, focusing their efforts on increasing profits and sales and improving inventory turns. We established an Internet site (www.premiumwear.com), upgraded our computer-assisted design (CAD) capabilities, and also moved our Minneapolis headquarters to a new, lower-cost location a few miles from the previous site. We welcome shareholder visits to our new offices.

In Operations, we completed installation of computerized master production scheduling and material requirements planning systems, which resulted in improved efficiencies and improvements in our service to customers on a "quick response" basis. Lead times on raw material procurement were reduced through establishment of vendor-held inventory programs. New pattern making and cutting equipment was installed in December, which should result in more efficient fabric utilization. New quality control procedures were introduced, helping to reduce off-standard production by half. Offshore sourcing of our core product increased to about 40% in 1997, compared to some 15% the previous year, helping to boost margins. Our distribution center was also reorganized, resulting in cost reductions and improved customer delivery. We are now shipping orders on a same-day basis. Inventory control procedures in the distribution center were also strengthened, helping to achieve improved inventory accuracy.

[PHOTO]
THOMAS D. GLEASON, CHAIRMAN & CEO (LEFT) AND
DAVID E. BERG, PRESIDENT & COO (RIGHT)


NEW DEVELOPMENT: GOLF APPAREL

The Company re-entered the golf apparel market in January 1998. As you may recall, we exited both the general retail marketplace and the professional golf marketplace in late 1996 with the sale of our trademark assets. However, we retained considerable expertise in the golf business; the design, sourcing, marketing and administrative management skills that we use in the promotional products business are very similar to those needed in the golf apparel market and we can use similar designs to serve both markets.

We will direct our sales and marketing efforts to the "green grass" professional golf shop market, using the Page & Tuttle(TM) brand name. Messrs. Page & Tuttle were the co-founders of our predecessor company in 1886. They were known then for their innovation in comfort products; our new golf line respects that tradition of yesterday while using the fashions and fabrics of today. The new Page & Tuttle(TM) line is being promoted in golf trade and consumer publications and is endorsed by well known PGA and LPGA players, including Scott Simpson who won the Buick Invitational in early February wearing our new Page & Tuttle(TM) shirts.


OTHER DEVELOPMENTS:

* David Berg was elected president in July and continues as the Company's chief operating officer. Dave, an 18 year veteran with PremiumWear, has been associated with our promotional products business since its inception four years ago and has experience in the retail-related professional golf business.

* Our shareholder rights plan was extended for another ten years. This plan helps assure shareholders that the board of directors will have sufficient opportunity to review any potential takeover offer for fairness.

* During the year, Messrs. Kevin Moore, William Morgan and Michael Raskin left the board, reducing the number of directors to five. We thank each of these gentlemen for their services to the Company, especially during the critical 1996 year, which saw a significant redeployment of the Company's assets.


AS WE MOVE FORWARD

We believe PremiumWear is well positioned for the future. The balance sheet has been strengthened and our core promotional products/advertising specialty business is thriving. We are optimistic about our re-entry into the professional golf apparel marketplace under the Page & Tuttle(TM) brand name. Management also intends to pursue acquisitions that would complement our existing businesses.

I thank our management team, employees, and directors for their hard work and dedication in making 1997 a successful year. In addition, I want to express my appreciation to you, our shareholders, for your support.

Yours very truly,

/s/ Thomas D. Gleason

Thomas D. Gleason,
Chairman & CEO

REVIEW OF OPERATIONS


BUSINESS REVIEW: THE PROMOTIONAL PRODUCTS/ADVERTISING SPECIALTY INDUSTRY

PremiumWear's business no longer involves the retail customer purchasing our shirts or pants from his or her favorite department store, but rather a number of specialty distributors who sell our products directly to a wide variety of end users. In other words, our Company's customers now reside in the "yellow pages" rather than the "white pages."

We sell to four principal distribution groups or channels, who in turn sell into several diverse markets:
*  Wholesale Apparel Distributors
*  Advertising Specialty (ASI) Dealers
*  Embroiderers
*  Uniform Companies



                              [GRAPHIC/FLOW CHART]

                            CHANNELS OF DISTRIBUTION

                                PremiumWear, Inc.
        |------------------   Munsingwear (R) Brand   ---------------|
        |                               |                            |
        |                               |                            |
 Embroiderers   {---------------   Wholesale     ---------}         ASI
Screenprinters                    Distributors             and Uniform Companies
    |                                                                |
    |                                                                |
    |------------------------{-----------------}---------------------|

    |                                                                |
    |                               ABC CORP.                        |
    |                       Customer Gifts/Incentives                |
    |                            Sales Meetings                      |
    |                       Golf or Corporate Outings                |
    |-------------------}           Uniforms              {----------|
                                Dealer Incentives
                               Employee Incentives
                                Convention Attire
                               Corporate Catalogs


Each of the above distribution channels represents a "mini-industry" of its own, but the first three of these are very difficult to segment because they often perform comparable or duplicate functions and crossing of industry lines is very common. Therefore, for the sake of simplicity, we refer to them collectively as the promotional products/advertising specialty industry. These distributors sell our goods to corporations, schools, churches, civic groups and other organizations who use apparel to promote their name, reward their employees or for a special function. For example, our products, after having logos, designs or names added to them, might now be sold to corporate employees through a company catalog, used as incentives in a corporate sales contest, worn by participants and/or given as prizes in the company golf tournament, given away to good company customers and top prospects or worn by members of the local Lions Club at their annual fund-raiser. Approximately 80% of PremiumWear's sales are to this industry.

While highly fragmented, the promotional products/advertising specialty industry is huge and growing, with total dollar sales having expanded from about $5 billion in 1990 to approximately $9.4 billion in 1996. The industry consists of a wide variety of promotional products such as apparel, writing instruments, coffee cups, jewelry, electronics and glassware. Apparel represents the largest single sales category at about 24% of the total and is generally viewed by the end user as the best perceived value. The apparel segment itself has grown


[PHOTO/GRAPHIC]

A SAMPLE OF OUR NEW PAGE & TUTTLE(TM) GOLF APPAREL IS STYLED IN 100% RINGSPUN COMBED COTTON WITH DISTINCTIVE HERRINGBONE AND PLAID INTERLAYS.

                                [PHOTO/GRAPHIC]

IN THE CORE PROMOTIONAL PRODUCTS/ADVERTISING SPECIALTY BUSINESS OUR END CUSTOMERS INCLUDE MANY OF THE PREMIER CORPORATIONS IN THE U.S. AND CANADA.

REVIEW OF OPERATIONS


from roughly $950 million in dollar volume in 1990 to $2.2 billion in 1996, which represents an annual compounded growth rate of over 15%. As a result, we continue to see tremendous opportunity in this industry.

The remaining 20% of PremiumWear's sales go to uniform companies who in turn sell complete uniform packages to customers in service industries such as airlines, fast food and family restaurant operators, retail chains, delivery companies and many other service oriented businesses. As a component of the uniform business, our products fit nicely into the casual-contemporary sportswear segment, which is experiencing strong growth.


[GRAPHIC]

PREMIUMWEAR MARKETS APPAREL TO THE PROMOTIONAL PRODUCTS/ADVERTISING SPECIALTY INDUSTRY UNDER THE MUNSINGWEAR(R) BRAND.


GOLF APPAREL: PAGE & TUTTLE(TM) BRAND LEADS PREMIUMWEAR INTO A NEW MARKET

In January 1998, PremiumWear introduced a new brand name into the golf apparel market, an area where we have enjoyed prior success. The Company's key market target will be the more than 14,000 golf pro and resort shops in the U.S., better known as "green grass accounts."

Our new Page & Tuttle(TM) brand is named after Frank H. Page and Edward O. Tuttle who co-founded our predecessor company, The Northwestern Knitting Company, in 1886. In the 1950's that company, by then re-named Munsingwear, Inc., introduced the first golf shirt to the world. It was a smashing success then and continues to be popular today.

The 1997 golf apparel market at wholesale was estimated by industry sources at approximately $850 million and growing on average at about 10% annually. While big and dynamic, this market is also fragmented, with the largest industry player controlling less than a 10% share of the market. Therefore, with the help of endorsements from well known professional golfers like Scott Simpson, we believe there is ample opportunity for Page & Tuttle(TM) to become a meaningful player within this market.

There appear to be two major trends driving increased spending on golf and related apparel and merchandise:

*  Favorable golf demographics
*  Shift towards casual dress in the workplace

Golf participation in the U.S. last year grew to 27 million golfers, up from
17.5 million a decade ago, according to the National Golf Foundation. Over that same timeframe, rounds played annually have increased from 415 million to nearly 500 million. This growth has translated into a new golf course opening every day in the United States.


[PHOTO/GRAPHIC]

GOLF PARTICIPATION IN THE U.S. HAS EXPANDED 54% IN THE LAST DECADE; CURRENTLY THERE IS A NEW GOLF COURSE OPENING EVERY DAY IN THIS COUNTRY.

                                [PHOTO/GRAPHIC]

THE PAGE & TUTLE(TM) NAPA VALLEY COLLECTION; COLORFUL EXPRESSIONS OF WARMTH AND GOOD TASTE.

REVIEW OF OPERATIONS


[GRAPHIC]

THE PAGE & TUTTLE(TM) BRAND LEADS PREMIUMWEAR INTO THE GOLF APPAREL MARKET.


In the past 10 years dollars spent on golf-related purchases increased 93% to over $15 billion from just under $8 billion. Average annual spending per golf participant jumped from $386 to $703, an 82% increase. Looking forward, population growth and overall golf spending trends appear to be working in tandem to support a very favorable backdrop for continued expansion in purchases of golf-related merchandise. While overall population growth in the U.S. is averaging 1% annually, several age groups are projected to grow more rapidly:
45-54 years old at 3.6%, 55-64 at 2.5% and 15-24 at 1.2%. The trends and supporting data further indicate that the 50 and older golfer not only plays more rounds annually, but spends more dollars on golf, suggesting that as the 78 million baby boomers in this country continue to age, the impact on golf related purchases should continue to be quite favorable. Also adding to the level of interest among aging baby boomers is the continued popularity and growth of the Senior PGA tournament circuit with its share of golf superstars like Jack Nicklaus, Arnold Palmer and Raymond Floyd.

On the other end of the age spectrum, rising young golf superstars like Tiger Woods are attracting a younger following and fostering a broader ethnic interest in golf. The number of golf participants in both groups is increasing.

The trend toward smart casual dress in the workplace began several years ago with the advent of "casual Fridays." Now it is common in many companies to see a full-time casual environment with a more formal requirement only at specific times.

With computer literacy increasing geometrically, another developing trend that will likely mushroom as technology continues to advance is "telecommuting" or working remote from home. There are a growing number of employees in service oriented careers that spend an increasing percentage of time or full-time working remotely and therefore aren't "dressing up" every day. As a result "casual" has become an everyday way of life. It is not surprising then that sportswear has become the fastest growing segment of the apparel industry, a trend expected to continue for some time to come. Upscale golf apparel has become and will continue to be a major part of this paradigm shift.


[PHOTO/GRAPHIC]

THIS NEW PAGE & TUTTLE(TM) OFFERING FEATURES A MODERN APPROACH TO THE CLASSIC STRIPE.

                                [PHOTO/GRAPHIC]

OUR MUNSINGWEAR(R) COLLECTION OFFERS THE BEST CHAMBRAY IN THE MARKET WITH BUTTON-DOWN OR BANDED COLLAR, PLUS A NEW STYLE FOR WOMEN.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES, WHICH PROVIDE ADDITIONAL INFORMATION CONCERNING THE COMPANY'S FINANCIAL ACTIVITIES AND CONDITION.

CAPITAL RESOURCES AND LIQUIDITY

In two separate transactions in 1996 the Company sold all of its trade names and trademarks for cash totaling $23,000,000. Proceeds from the transactions and the liquidation of assets related to the exited retail and professional golf-oriented businesses were used to pay off the Company's previous asset-based lender, pay transaction expenses, provide funds for operations and for a $12,500,000 special cash distribution to shareholders on March 5, 1997. These transactions significantly strengthened the Company's financial position.

At January 3, 1998, working capital totaled $11,149,000 compared to $21,266,000 the previous year and the current ratio was 3.3:1 compared to 3.9:1 in 1996. After giving effect, on a pro forma basis, to the $12,500,000 special cash distribution in early 1997, working capital at January 4, 1997 would have totaled $8,766,000 and the current ratio would have been 2.2:1. During 1997, operating activities provided $392,000 of cash, primarily due to a $1,214,000 decrease in inventories as a result of more effective inventory management practices, $837,000 of net earnings, $463,000 from the utilization of net operating loss carryforwards and $439,000 of depreciation. These sources of cash were offset by a $2,441,000 reduction in payables and other liabilities, primarily due to payments of severance and professional services related to the 1996 sales of trade names and trademarks and reduced trade payables as a result of lower year-end inventories. Capital expenditures totaled $435,000, primarily for purchases of manufacturing equipment, leasehold improvements and upgrading of the Company's information systems. Financing activities included the March 1997 special cash distribution of $12,500,000 and $959,000 received from officers, directors and employees in the exercise of common stock options. At 1997 year-end cash and cash equivalents totaling $2,870,000 were essentially all invested in short-term government securities.

At January 4, 1997, working capital totaled $21,266,000 compared to $3,926,000 the previous year and the current ratio was 3.9:1 compared to 1.2:1 in 1995. During 1996 operating activities provided $2,195,000 of cash, the result of a combined $6,692,000 reduction in receivables and inventories offset by a $3,677,000 decrease in accounts payable and other liabilities, all of which related primarily to the liquidation of inventories, collection of receivables and payment of liabilities related to the exited retail and golf-oriented businesses. Capital expenditures totaled $689,000 primarily for information systems improvements and purchases of manufacturing equipment. Proceeds of $23,000,000 were received in 1996 from the sale of trademarks and $819,000 was received from the exercise of common stock options.

During 1995, operating activities used $4,094,000 of cash, primarily the result of net losses of $2,335,000 and an increase in receivables of $3,468,000 which was due to a 29% increase in fourth quarter revenues compared to the previous year. These uses of cash were offset by a $1,248,000 increase in accounts payable and $782,000 of depreciation and amortization. Capital expenditures totaled $1,201,000, primarily for information systems improvements and purchases of manufacturing equipment. The Company financed the net use of cash through a $5,298,000 increase in its bank line-of-credit borrowings.

As a result of the 1996 sale of trademarks the Company's previous asset-based credit arrangement was terminated and all funds due the lender were repaid. On February 4, 1997, the Company entered into a long-term bank line of credit with another lender which provides up to $6,000,000 of funds available based on certain financial formulas.

Management believes that continued development of the promotional products/advertising specialty ("special markets") business will lead to steady sales growth, stable gross margins and improved profitability. Management expects to be able to finance working capital needs and capital expenditures, which will approximate $1,000,000 in fiscal 1998, through a combination of funds from operations and its bank line of credit.

RESULTS OF OPERATIONS

1997 NET SALES to special markets customers increased 25% over 1996. Sales growth was from added customers and additional volume with existing customers. Management believes the increase was due in part to the Company's product offering, which generally includes more fashion than many of its competitors, and improved delivery performance. In total, net sales decreased from 1996 levels, which included $23,000,000 of sales related to the exited retail and golf-oriented businesses. Selling prices remained relatively constant from 1996 to 1997.

Total net sales for 1996 decreased 3% from the prior year. The reduction was due to the September 1996 exit from the retail and golf-oriented businesses which collectively had sales of $23,000,000 in 1996 compared to $36,000,000 in 1995. Special markets volume continued its strong growth, increasing 75% in 1996 to $27,000,000 compared to $15,400,000 the previous year, partially offsetting the decreases in sales to retail and golf accounts. Selling prices remained relatively constant from 1995 to 1996.

The Company's backlog of unfilled orders at the end of 1997 was approximately $1,400,000 compared to $3,800,000 the same time last year. The reduction was due to a change in buying patterns by certain distributors who now order merchandise closer to their need as opposed to the prior practice of carrying large quantities of inventory early in the year. The unfilled order backlog consists of orders received for subsequent delivery and includes orders subject to change for color, size, extension of delivery dates and cancellation. Orders for the special markets business are not necessarily indicative of future performance since this channel of distribution is characterized by a large number of "at once" orders which are generally received less than 30 days prior to requested delivery. As a result, the unfilled order backlog does not necessarily relate directly to future sales.

Following the 1996 sales of trademarks, the Company no longer receives income from ROYALTIES. As a result, no such income was realized in 1997. Royalties dropped dramatically in 1996 compared to the prior year, primarily the result of the 1996 trademark sale. Royalties in 1995 were at the same level with 1994.

GROSS MARGIN for special market sales reached 24.2% of net sales in 1997, compared to 23.6% the prior year. The increase was due primarily to additional off-shore production, which resulted in lower unit costs, and the Company's ability to maintain markups as a result of improved delivery performance and customer acceptance of fashion-oriented items. 1996 margins in the special markets business were 23.6%, but total Company margins were 19.1% due to significant markdowns encountered while liquidating inventories related to the exited retail-oriented business.

Gross margin in 1996 was 19.1% of net sales vs. 17.1% in 1995. The increase was primarily due to the cessation of the retail-oriented business which in recent years experienced fierce competition and price pressure in the marketplace, significant markdowns, increased levels of unsold seasonal merchandise and rising production costs. Gross margin for the special markets business was 23.6% in 1996, compared to 24.4% in 1995. The reduction was a result of increased sales to wholesale distributors who receive volume discounts on large quantity purchases.

SELLING, GENERAL AND ADMINISTRATIVE expenses for 1997 were 20% of net sales and were $4,643,000 lower than the prior year due to the exit from the retail-oriented business which required substantial design, merchandising and sales support spending. Selling expenses dropped $1,130,000 primarily due to elimination or reduction of expenses such as commissions, sales management, market shows and travel related to the exited businesses. Advertising and promotion costs decreased $834,000 as a result of elimination of significant spending required by the former retail-oriented business. Warehouse and distribution costs dropped $694,000 due in part to reduced volume but also due to efficiencies realized in 1997 as a result of improved systems and workflow. 1996 included $605,000 of royalty expense and trademark amortization, costs not encountered after the sale of trademarks. Information systems expenditures dropped $458,000 as a result of reduced manning and outside programming services related to the Company's business software systems installed in late 1995 which required heavy support throughout 1996. Other administrative costs dropped $232,000 due to lower legal, consulting and investment banker fees; $193,000 as a result of the early 1997 headquarters office relocation; and $140,000 due to a reduction in the number of Board members and meetings.

Selling, general and administrative expenses were $2,543,000 lower in 1996 than in 1995 and, as a percent of sales, decreased from 27% in 1995 to 23% in 1996. This reduction was largely due to reductions in staff, design costs, advertising programs and other expenses as a result of the cessation of the retail-oriented business. Design expenses decreased $767,000 due to the exit from the retail-oriented business, which formerly required significantly more product offerings due to multiple labels and merchandising seasons. Advertising expenses decreased $772,000 as a result of lower spending on cooperative advertising programs, point-of-sale materials and PGA Tour endorsements. Selling expenses decreased $735,000 due to the elimination of sales executive positions, closed sales offices and reduced commissions. General and administrative expenses decreased $557,000 due to reduced recruiting expenses, lower staffing, reduced trademark defense costs and lower office lease costs. Management information systems expense increased $513,000 due to support of the Company's new computer systems installed in late 1995.

In 1995, RESTRUCTURING COSTS of $520,000 related to staff reductions and future lease payments on excess office space.

INTEREST EXPENSE in 1997 was $680,000 lower than in 1996 due to excess funds generated from the 1996 sale of trademarks and improved inventory management. 1996 interest expense was 33% below 1995's level due to payoff of the bank line-of-credit from proceeds from the sale of trademarks and collection of receivables from the retail-oriented business. 1997 INTEREST INCOME of $114,000 was primarily due to excess funds during the first quarter prior to the payment of the $12,500,000 special cash distribution. In 1996, excess funds during the fourth quarter following the sale of trademarks led to $247,000 of interest income.

In 1996, GAIN ON SALE OF TRADEMARKS included $4,383,000 realized on the June 1996 sale of certain Far Eastern trademarks and $6,244,000 realized on the September 1996 sale of the Company's remaining trademarks and certain associated assets related to the retail and professional golf-oriented businesses. The gains were comprised of proceeds less transaction and disposition costs.

PROVISION FOR INCOME TAXES represents federal, state, local and foreign taxes. The 1995 provision was attributable to state income, franchise and foreign taxes, which are generally not dependent on pre-tax income. At January 3, 1998, the Company had net operating loss carryforwards of approximately $21,000,000 for domestic federal income tax purposes.

LOOKING FORWARD

Management has completed a transition which generally began in 1994 with entry into the special markets channel of distribution and which intensified in late 1995 when the Company retained an investment banker to explore a range of opportunities to maximize shareholder value. These actions led directly to the 1996 sale of trademarks and exit from the retail and professional golf-oriented businesses. During this period, management continued to increase its focus on and commitment to development of the special markets channel of distribution. Following the 1996 sale of trademarks and other assets related to the retail and professional golf-oriented businesses the Company operated entirely in the special markets channel of distribution, no longer soliciting orders from department stores, chain stores, specialty retail shops and professional golf accounts. Management believes that development and/or acquisition of complementary brands, markets and products are important to the future success of the Company and shortly after 1997 year-end

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


announced the Company's re-entry into the golf-oriented apparel market under the Page & Tuttle(TM) brand. Targeted customers are primarily "green grass" golf shops. Management expects to continue to pursue opportunities through development of additional brands and products and potentially through acquisitions. In addition, management expects to increase off-shore production in 1998 in order to achieve lower unit costs. There can be no assurance, however, that this strategy will be successful. The Company currently pays no license fees on the majority of its sales under the terms of its licensing agreement with Supreme International Corporation and is not required to pay any such fees until aggregate sales dollars reach a specific amount, which will not likely occur until the year 2001. At that time, license fees will represent an additional expense to the Company which management hopes to recover through improved margins and reduced costs in other areas.

YEAR 2000

The Company primarily uses licensed software products in its operations with a significant portion of processes and transactions centralized in one particular software package. During 1998, management plans to upgrade to the most current version of this software package which, among other things, is Year 2000 compliant. Cost of the project has not yet been determined.

CAUTIONARY STATEMENT

Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, in the Letter to Shareholders, elsewhere in the Annual Report, in the Company's Form 10-K, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect the Company's actual results and could cause the Company's actual financial performance to differ materially from that expressed in any forward-looking statement: (i) competitive conditions that currently exist, including the entry into the market by a number of competitors with significantly greater financial resources than the Company, are expected to continue, placing pressure on selling prices which could adversely impact sales and gross margins; (ii) continued implementation of the North American Free Trade Agreement (NAFTA) is expected to put competitive cost pressure on apparel wholesalers with domestic production facilities such as the Company; (iii) the inability to carry out marketing and sales plans would have a materially adverse impact on the Company's projections; (iv) the Company is a licensee of the Munsingwear(R) name and maintaining a harmonious working relationship with the licensor is important for continued successful development of the special markets business; (v) as a licensee, the Company is dependent on the licensor to adequately promote the brand and defend it from trademark infringement. The foregoing list should not be construed as exhaustive and the Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

IMPACT OF INFLATION

Inflation affects the Company's business principally in the form of cost increases for materials and wages. The Company generally attempts to offset these cost increases by a combination of merchandising and design techniques, purchasing practices, improved workflow efficiencies, increased off-shore sourcing and selective price increases.

MARKET STATISTICS

The Company's common stock is listed on the New York Stock Exchange under the symbol PWA. The 1997 and 1996 market price high and low were as follows:

                                    QUARTER
                 ------------------------------------------
                   1st         2nd        3rd         4th
-----------------------------------------------------------
1997
      High        9 1/8       6 1/8      5 7/16      5 5/16
      Low         3 1/4       3 3/4      4 3/16      4 9/16

1996
      High        9 1/8         9        10 7/8      10 1/4
      Low         6 7/8       6 5/8       8 7/8       8 3/8
-----------------------------------------------------------

On March 5, 1997, the Company paid a special cash distribution to shareholders of $5.39 per share which resulted in a comparable reduction in the market price on March 6, 1997.

As of February 20, 1998, the Company had 899 shareholders of record.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     YEAR ENDED   Year ended   Year ended
                                                      JANUARY 3,   January 4,   January 6,
(Amounts in thousands, except per share data)              1998         1997        1996
---------------------------------------------------------------------------------------
REVENUES:
   Net sales                                           $ 33,820    $ 49,948    $ 51,512
   Royalties                                               --         2,969       4,609
---------------------------------------------------------------------------------------
                                                         33,820      52,917      56,121
---------------------------------------------------------------------------------------
EXPENSES:
   Cost of goods sold                                    25,627      40,402      42,714
   Selling, general and administrative                    6,775      11,418      13,961
   Restructuring costs (Note 10)                           --          --           520
---------------------------------------------------------------------------------------
                                                         32,402      51,820      57,195
---------------------------------------------------------------------------------------
     OPERATING INCOME (LOSS)                              1,418       1,097      (1,074)
---------------------------------------------------------------------------------------
Interest expense                                            (91)       (771)     (1,158)
Interest income                                             114         247           2
Gain on sale of trademarks (Note 2)                        --        10,627        --
Other                                                         6          52        --
---------------------------------------------------------------------------------------
Income (loss) before income taxes                         1,447      11,252      (2,230)
Provision for income taxes                                  610       4,071         105
---------------------------------------------------------------------------------------
     NET INCOME (LOSS)                                 $    837    $  7,181    $ (2,335)
=======================================================================================
     NET INCOME (LOSS) PER COMMON SHARE:
       Basic                                           $    .36    $   3.47    $  (1.13)
       Diluted                                         $    .36    $   3.37    $  (1.13)
=======================================================================================
Weighted average shares of common stock outstanding:
       Basic                                              2,309       2,068       2,066
       Diluted, including common stock equivalents        2,338       2,130       2,066
=======================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS


                                                                             JANUARY 3,   January 4,
(Amounts in thousands, except share data)                                        1998         1997
---------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                   $  2,870    $ 14,030
   Restricted cash                                                                 --           447
   Receivables:
     Trade, net of allowances of $538 and $909                                    4,155       3,705
     Other                                                                           44         525
---------------------------------------------------------------------------------------------------
                                                                                  4,199       4,230
   Inventories                                                                    8,590       9,804
   Prepaid expenses                                                                 279         128
---------------------------------------------------------------------------------------------------
       TOTAL CURRENT ASSETS                                                      15,938      28,639
---------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
   Land                                                                              15          15
   Buildings and leasehold improvements                                             584         552
   Machinery and equipment                                                        4,343       4,137
---------------------------------------------------------------------------------------------------
                                                                                  4,942       4,704
   Less accumulated depreciation and amortization                                 3,329       3,087
---------------------------------------------------------------------------------------------------
                                                                                  1,613       1,617
---------------------------------------------------------------------------------------------------
DEFERRED TAXES, net of valuation allowance of $10,637 and $10,950                  --          --
---------------------------------------------------------------------------------------------------
                                                                               $ 17,551    $ 30,256
===================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable                                                            $  2,821    $  4,009
   Accrued payroll and employee benefits                                          1,034       1,050
   Liabilities related to sold assets                                               578       1,530
   Other accruals                                                                   356         761
   Current maturities of long-term debt                                            --            23
---------------------------------------------------------------------------------------------------
       TOTAL CURRENT LIABILITIES                                                  4,789       7,373
---------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES:
   Postretirement benefits                                                          709         701
---------------------------------------------------------------------------------------------------
       TOTAL LONG-TERM LIABILITIES                                                  709         701
---------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 2, 3, 7-9 and 11)
SHAREHOLDERS' EQUITY
   Series B preferred stock, $100 stated value; voting, cumulative and participating (authorized 75,000 shares, none issued)
   Preferred stock, no par value (authorized 925,000 shares, none issued)
   Common stock, $.01 par value (authorized 20,000,000 shares, 2,319,330 and
      2,163,153 shares issued)                                                       23          22
   Additional paid-in capital                                                    18,661      17,128
   Retained earnings (deficit)                                                   (6,631)      5,032
---------------------------------------------------------------------------------------------------
       TOTAL SHAREHOLDERS' EQUITY                                                12,053      22,182
---------------------------------------------------------------------------------------------------
                                                                               $ 17,551    $ 30,256
===================================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                      YEAR ENDED   Year ended   Year ended
                                                                      JANUARY 3,    January 4,   January 6,
(Amounts in thousands)                                                     1998          1997        1996
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income (loss) from operations                                    $    837    $  7,181    $ (2,335)
   Reconciling items:
     Depreciation and amortization                                           439         847         782
     Deferred taxes                                                          463       3,507        --
     Provision for losses on accounts receivable                              74          75          69
     Gain on sale of trademarks                                             --       (10,627)       --
     Loss on restructuring                                                  --          --           193
     Change in unearned royalty income                                      --        (1,988)       (356)
     Changes in operating assets and liabilities:
       Receivables                                                           (43)      3,456      (3,468)
       Inventories                                                         1,214       3,236        (422)
       Prepaid expenses                                                     (151)        185         282
       Accounts payable                                                   (1,188)     (1,129)      1,248
       Other accrued liabilities                                          (1,253)     (2,548)        (87)
--------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                 392       2,195      (4,094)
--------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
   Purchases of property, plant and equipment                               (435)       (689)     (1,201)
   Proceeds from sale of trademarks                                         --        23,000        --
--------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                (435)     22,311      (1,201)
--------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Net change in line of credit borrowings                                  --       (10,890)      5,298
   Net change in restricted cash                                             447        (447)       --
   Principal payments on long-term debt and capital lease obligations        (23)        (20)        (14)
   Special cash distribution                                             (12,500)       --          --
   Proceeds from exercise of stock options                                   959         819        --
--------------------------------------------------------------------------------------------------------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES             (11,117)    (10,538)      5,284
--------------------------------------------------------------------------------------------------------
         INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (11,160)     13,968         (11)
   Cash and cash equivalents at beginning of period                       14,030          62          73
--------------------------------------------------------------------------------------------------------
   CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $  2,870    $ 14,030    $     62
========================================================================================================
Supplemental disclosures of cash flow information:
   Cash paid for taxes                                                  $    368    $    390    $    178
========================================================================================================
   Cash paid for interest                                               $     84    $    728    $  1,078
========================================================================================================
   Cashless exercise of stock options                                   $    112    $   --      $   --
========================================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


(Amounts in thousands, except share data)
----------------------------------------------------------------------------------------------------------
                                                           Common Stock           Additional     Retained
                                                              Issued                Paid-in      Earnings
                                                        Shares        Amount        Capital      (Deficit)
----------------------------------------------------------------------------------------------------------
Balance at January 7, 1995                             2,026,768     $      21     $  15,112     $     186
   Net loss                                                 --            --            --          (2,335)
----------------------------------------------------------------------------------------------------------
Balance at January 6, 1996                             2,026,768     $      21     $  15,112     $  (2,149)
   Stock grant                                             3,500          --            --            --
   Cash exercise of stock options                        132,885             1           818          --
   Utilization of net operating loss carryforwards          --            --           1,198          --
   Net income                                               --            --            --           7,181
----------------------------------------------------------------------------------------------------------
Balance at January 4, 1997                             2,163,153     $      22     $  17,128     $   5,032
   Exercise of stock options                             156,177             1         1,070          --
   Utilization of net operating loss carryforwards          --            --             463          --
   Special cash distribution                                --            --            --         (12,500)
   Net income                                               --            --            --             837
----------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 3, 1998                             2,319,330     $      23     $  18,661     $  (6,631)
==========================================================================================================


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

PremiumWear, Inc. ("the Company") designs, sources and markets knit and woven shirts bearing the Munsingwear(R) label under license from Supreme International Corporation ("Supreme", see Note 2). Sales are to the special markets industry through specialty distributors, advertising specialty incentive dealers and the uniforms market. Substantially all sales are to customers in the United States of America. Approximately 60% of the Company's products are manufactured in the United States in one company-owned facility and at several sewing subcontractors. The remaining products are assembled in Central America or are purchased in the Far East.

PRINCIPLES OF CONSOLIDATION

The financial statements include the accounts of PremiumWear, Inc. and one inactive foreign subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value.

RESTRICTED CASH

At January 4, 1997, $447,000 of cash was pledged as collateral on outstanding letters of credit related to inventory purchases. No amounts were pledged at January 3, 1998.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventoriable costs include raw materials, labor and related manufacturing overhead expenses. Inventories consist of:

                                    JANUARY 3,   January 4,
(IN THOUSANDS)                            1998         1997
-----------------------------------------------------------
Raw materials                           $1,751       $1,906
Work-in-process                          1,825        1,265
Finished goods                           5,014        6,633
-----------------------------------------------------------
                                        $8,590       $9,804
===========================================================

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost. The Company provides for depreciation using the straight line method for financial reporting purposes and generally uses accelerated methods for income tax purposes. Estimated useful lives used in computing depreciation and amortization for financial reporting purposes range from five to forty years for buildings and leasehold improvements and from two to ten years for machinery and equipment. Assets recorded under leasehold improvements are amortized over the lease terms.

TRADEMARKS

In 1996, the Company sold all rights to its Munsingwear(R) related trademarks. Prior to the sale, trademarks were recorded at the estimated fair value established in connection with the Company's 1991 reorganization and were being amortized over 20 years.

INCOME TAXES

The Company accounts for income taxes under the liability method. The tax benefit associated with utilization of the net operating loss carryforwards, which survived a 1991 reorganization, has been recorded as a reduction to deferred taxes and trademarks and as a credit to additional paid-in capital. Any future utilization of these net operating loss carryforwards will be recorded as a credit to additional paid-in capital.

REVENUES

Net sales are recognized at the time of shipment and reserves are established for returns and allowances at that time. In 1997 and 1996, sales to one customer totaled 16% and 12%, respectively, of total net sales. Sales to another customer in 1997 totaled 15% of total net sales. No customer accounted for greater than 10% of the Company's total net sales in 1995. Following the 1996 sale of its trademarks, the Company no longer receives royalty income, which had been recorded as earned in accordance with specific terms of each license agreement.

FISCAL YEAR

The Company's fiscal year ends on the first Saturday following December 31. The 1997, 1996 and 1995 fiscal years ended January 3, 1998, January 4, 1997, and January 6, 1996, respectively.

NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", effective beginning in 1998, establishes standards of disclosure and financial statement display for reporting total comprehensive income and the individual components thereof. Management believes the adoption of SFAS No. 130 will not have a material impact on the Company's financial position or results of operations.

In addition, SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", effective in 1998, establishes new standards for determining reportable segments and for disclosing information regarding each such segment. Since this pronouncement affects only disclosure, it will have no impact on the Company's financial position or results of operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.


2. TRADEMARK SALES AND LICENSING AGREEMENT

On June 28, 1996, the Company sold its trademarks and pending trademark applications for certain Far Eastern countries to ITOCHU Corporation, Toyobo Co., Ltd., and Descente, Ltd. for $5,000,000 cash, resulting in a gain before income taxes of $4,383,000. Proceeds were used to pay down line-of-credit borrowings.

On September 6, 1996, the Company sold all of its rights to its remaining trademarks and certain associated assets relating to the retail and professional golf-oriented businesses to Supreme for $18,000,000 in cash, resulting in a gain before income taxes of $6,244,000. As part of the purchase and sale agreement, the Company was required to change its corporate name. At the 1996 Annual Meeting of Shareholders, a name change from Munsingwear, Inc. to PremiumWear, Inc. was approved by shareholders.

At the time of the September 1996 sale of trademarks, the Company also entered into a license agreement with Supreme for the use of the Munsingwear(R) brand for knit shirts for twenty years and certain other products for five years. The license agreement includes an obligation to pay license fees through 2001 on the sales of knit shirts when such sales reach specified annual amounts. After 2001, license fees will be payable on all sales of knit shirts. In 1997 and 1996, sales did not reach the specified annual amount for knit shirt sales, and management estimates the annual threshold will not be met until the year 2001, at which time license fees would become payable on all knit shirt sales. The Company pays license fees on all sales of other Munsingwear(R) products.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3. FINANCING AGREEMENTS AND LONG-TERM DEBT

The Company has a bank line-of-credit under which up to $6,000,000 is available for borrowings and letters of credit through February 2000. Borrowings and letters of credit are limited to an aggregate amount equaling approximately 80% of eligible receivables and 50% of eligible finished goods inventories ($5,957,000 at January 3, 1998). Essentially all assets of the Company, except property, plant and equipment, are pledged as collateral under the agreement. Borrowings under the facility bear interest at the bank's base rate of interest (8.5% at January 3, 1998). The agreement contains a commitment fee of .5% per annum on the unused line-of-credit and also contains cross default provisions to other agreements and other covenants which, among other matters, require maintenance of certain financial ratios, restrict the sale of assets and restrict consolidation or merger of the Company with another entity. Additionally, the Company is limited in incurring additional indebtedness and liens on assets.


4. INCOME TAXES

The income tax provision for the past three years consisted of the following:

(IN THOUSANDS)             1997           1996        1995
-----------------------------------------------------------
Current                    $147         $  564        $105
Deferred                    463          3,507          --
-----------------------------------------------------------
                           $610         $4,071        $105
===========================================================

The current provision resulted from federal alternative minimum, state income, franchise and foreign taxes payable. As of January 3, 1998, the Company had net operating loss carryforwards for regular federal income tax purposes of approximately $21,000,000, which will begin to expire in 2002.

The components of the net deferred tax asset were as follows:

                                            JANUARY 3,   January 4,
(IN THOUSANDS)                                  1998         1997
------------------------------------------------------------------
Federal net operating loss carryforwards     $  7,852    $  7,270
Tax credit carryforwards                          845         860
Deductible temporary differences                2,247       3,020
Taxable temporary differences                    (307)       (200)
------------------------------------------------------------------
                                               10,637      10,950
Valuation allowance                           (10,637)    (10,950)
------------------------------------------------------------------
                                             $     --    $     --
==================================================================

A valuation allowance has been established to reduce the deferred tax asset to estimated realizable amounts.

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

                                          1997        1996
-----------------------------------------------------------
Statutory federal income tax rate        34.0%       34.0%
State income taxes, net of federal
  income tax benefits                     5.5%        1.5%
Other                                     2.7%        0.7%
-----------------------------------------------------------
                                         42.2%       36.2%
===========================================================

In 1995, the Company incurred a net loss and paid certain minimum state and foreign taxes.


5. NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share was computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted income per common share for 1997 and 1996 includes the dilutive effects of outstanding stock options using the treasury stock method; however, the impact of common equivalent shares has been excluded from the computation of 1995 diluted net loss per share as such impact would be anti-dilutive.

(IN THOUSANDS, EXCEPT PER SHARE DATA)      1997        1996       1995
------------------------------------------------------------------------
Net income (loss)                        $  837       $7,181    $(2,335)
========================================================================
Weighted average number of
  common shares outstanding               2,309        2,068      2,066
Dilutive effect of outstanding
  stock options after application
  of the treasury stock method               29           62         --
------------------------------------------------------------------------
Common and common
  equivalent shares
  outstanding-- diluted                   2,338        2,130      2,066
========================================================================
Basic net income (loss)
  per common share                        $ .36       $ 3.47    $ (1.13)
========================================================================
Diluted net income (loss)
  per common share                        $ .36       $ 3.37    $ (1.13)
========================================================================

The Company adopted SFAS No. 128, "Earnings per Share," effective January 3, 1998. As a result, the Company's reported net income (loss) per share for 1996 and 1995 have been restated as follows:

                                          1996       1995
-----------------------------------------------------------
Primary EPS as reported                   $3.37     $(1.13)
Effect of SFAS No. 128                      .10         --
-----------------------------------------------------------
Basic EPS as restated                     $3.47     $(1.13)
===========================================================
Fully diluted EPS as reported             $3.37     $(1.13)
Effect of SFAS No. 128                       --         --
-----------------------------------------------------------
Diluted EPS as restated                   $3.37     $(1.13)
===========================================================


6. SHAREHOLDERS' EQUITY

At January 3, 1998, the Company's capital structure included 20,000,000 shares authorized for all classes of common stock and 1,000,000 shares authorized for all classes of preferred stock, of which 75,000 shares are reserved for Class B preferred stock. During 1997, the Company canceled all of its Class A shares of preferred stock, none of which were issued or outstanding. There are restrictions with respect to the trading of common stock to or from Five Percent Holders, as defined in the Company's 1991 Plan of Reorganization, through October 2001 as a means of preserving the benefits of the net operating loss carryforwards following the Company's reorganization in 1991.

Preferred stock has been reserved for issuance under a shareholders' rights plan which replaced the prior rights plan that expired in late 1997. Upon the occurrence of certain events, the shareholders' rights plan entitles the registered holder to purchase one one-hundredth of a share of preferred stock at a stated price or to purchase either the Company's shares or stock in an acquiring entity at half their market value.

On March 5, 1997, a special cash distribution of $5.39 per share, or approximately $12,500,000, was paid to shareholders of record as of February 19, 1997, using proceeds from the 1996 sales of trademarks.


7. STOCK OPTIONS AND RESTRICTED STOCK

The Company's 1991 Stock Plan includes a provision for the granting of stock options, which are accounted for under Accounting Principles Board (APB) Opinion No. 25, under which no compensation cost has been recognized. Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings per share would have been reduced to the following pro forma amounts:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(IN THOUSANDS, EXCEPT PER SHARE DATA)             1997       1996      1995
-----------------------------------------------------------------------------
Net income (loss):      As Reported            $    837    $ 7,181   ($2,335)
                          Pro Forma            $    821    $ 6,750   ($2,476)
-----------------------------------------------------------------------------

Basic earnings (loss)   As Reported            $   0.36    $  3.47   ($ 1.13)
    per share:            Pro Forma            $   0.36    $  3.26   ($ 1.20)
-----------------------------------------------------------------------------

Diluted earnings (loss) As Reported            $   0.36    $  3.37   ($ 1.13)
    per share:            Pro Forma            $   0.35    $  3.17   ($ 1.20)
-----------------------------------------------------------------------------

Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in the future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions summarized below:

                                      1997             1996              1995
--------------------------------------------------------------------------------
Risk free interest rate          6.34% to 6.58%  5.84% to 7.55%   5.29% to 5.94%
Expected life of options granted        5 YEARS    0 to 5 years          5 years
Expected volatility of options granted      48%      40% to 44%       39% to 41%
Expected dividend yield                      $0        $0 to $5               $0
--------------------------------------------------------------------------------
Shares granted                          131,950          75,000          124,500
Weighted average fair value of
   options granted                        $1.73           $3.03            $3.53
--------------------------------------------------------------------------------

A total of 873,500 shares of common stock was reserved under the 1991 Stock Plan for grants to employees in the form of restricted stock awards and incentive and non-qualified stock options. In addition, the Plan annually grants to each non-employee director an option to purchase 1,000 shares of common stock. At January 3, 1998 there were 269,954 shares available for future grants under this Plan. Information regarding the 1991 Stock Plan is summarized below:

                            1997            1996             1995
------------------------------------------------------------------------
                             Weighted          Weighted         Weighted
                              Average           Average         Average
                             Exercise          Exercise         Exercise
                       Shares   Price    Shares   Price   Shares   Price
------------------------------------------------------------------------
Options outstanding,
  beginning of year   255,800    $7.73  318,485   $6.72  232,095   $6.30
   Granted            131,950     3.31   75,000    7.80  124,500    7.80
   Canceled           (37,900)    8.61   (4,800)   8.90  (38,110)   7.63
   Exercised         (196,100)    6.86 (132,885)   6.17       --      --
------------------------------------------------------------------------
Options outstanding,
  end of year         153,750    $4.70  255,800   $7.73  318,485   $6.72
========================================================================

Options exercisable,
  end of year          64,815    $6.67  255,800   $7.73  218,285   $6.67
========================================================================


In 1996 and 1995, under another agreement, options to purchase 10,000 and 5,000 shares of common stock, respectively, at a price of $7.50 per share were granted to a non-employee director. All 15,000 options were exercised in 1997.


8. RETIREMENT PLAN

The Company has a 401(k) profit-sharing plan covering all employees. The Company also matches one-half of the employee's first 5% contribution. Expense under this plan, including profit sharing and company match, totaled $164,000, $216,000 and $73,000 for 1997, 1996 and 1995, respectively.


9. POSTRETIREMENT MEDICAL AND LIFE INSURANCE PLANS

The Company has unfunded plans providing certain medical and life insurance benefits to specific retiree groups. Future retirees are not covered by these plans. The Company accounts for these plans under the accrual method of accounting. The net periodic benefit cost for the past three years included the following components:

(IN THOUSANDS)                   1997        1996      1995
-----------------------------------------------------------
Interest cost on
  accumulated postretirement
  benefit obligation              $59         $59      $54
Net amortization and deferral       1          38       23
-----------------------------------------------------------
                                  $60         $97      $77
===========================================================

A 9% increase in the cost of covered medical benefits was assumed for 1997. This rate is assumed to decrease incrementally to 5.5% after seven years and remain at that level thereafter. The discount rate used in determining the accumulated benefit obligation was 7% for 1997 and 7.5% for 1996. The accrued postretirement benefit obligation is summarized as follows:

                                    JANUARY 3,   January 4,
(IN THOUSANDS)                            1998         1997
-----------------------------------------------------------
Accumulated postretirement
  benefit obligation                      $869        $792
Unrecognized actuarial loss                (90)        (10)
-----------------------------------------------------------
Accrued postretirement benefit obligation  779         782
Less current payable                        70          81
-----------------------------------------------------------
                                          $709        $701
===========================================================


10. RESTRUCTURING COSTS

During 1995, the Company developed a restructuring plan which eliminated certain functions to achieve cost efficiencies and provided $520,000 to cover severance and other costs. All related costs were paid during 1996 and 1995.


11. LEASES

The Company is party to certain operating lease agreements covering office space and equipment through 2002. Minimum future obligations on operating leases in effect that have initial or remaining non-cancelable lease terms in excess of one year as of January 3, 1998 are as follows:

(IN THOUSANDS)
-----------------------------------------------------------
1998                                                  $297
1999                                                    83
2000                                                    68
2001                                                    65
2002                                                    22
-----------------------------------------------------------
                                                      $535
===========================================================

Total rent expense under operating leases was $437,000, $655,000 and $821,000 for 1997, 1996 and 1995, respectively.


12. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a condensed summary of actual quarterly results for 1997 and 1996.

(IN THOUSANDS, EXCEPT PER SHARE DATA)
------------------------------------------------------------
                                            Net income per
                       Operating      Net   common share
               Revenues   income   income  (Basic) (Diluted)
------------------------------------------------------------
1997:  First    $ 9,192   $  277   $  222   $ .10    $ .10
       Second     9,210      508      287     .12      .12
       Third      7,836      325      159     .07      .07
       Fourth     7,582      308      169     .07      .07
------------------------------------------------------------
                $33,820   $1,418   $  837   $ .36    $ .36
============================================================
1996:  First    $15,840   $  386   $   12   $ .01    $ .01
       Second    19,146      721    3,075    1.48     1.47
       Third     10,886      (97)   4,025    1.95     1.86
       Fourth     7,045       87       69     .03      .03
------------------------------------------------------------
                $52,917   $1,097   $7,181   $3.47    $3.37
============================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To PremiumWear, Inc.

We have audited the accompanying consolidated balance sheets of PremiumWear, Inc. (a Delaware corporation and formerly Munsingwear, Inc.) and subsidiary as of January 3, 1998 and January 4, 1997, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three fiscal years in the period ended January 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PremiumWear, Inc. and subsidiary as of January 3, 1998 and January 4, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 20, 1998


FIVE YEAR FINANCIAL REVIEW


(Dollar amounts in thousands)                                1997         1996        1995        1994         1993
---------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
---------------------------------------------------------------------------------------------------------------------
Net sales                                                  $ 33,820    $ 49,948    $ 51,512     $ 37,407     $ 37,635
Royalty income                                                 --         2,969       4,609        4,528        3,624
Cost of sales                                                25,627      40,402      42,714       30,029       28,783
Gross margin %                                                 24.2%       19.1%       17.1%        19.7%        23.5%
Interest expense                                                 91         771       1,158          353          286
Income (loss) before income taxes and extraordinary item      1,447      11,252      (2,230)        (304)        (203)
Net income (loss)                                               837       7,181      (2,335)        (573)        (342)
Purchases of property, plant and equipment                      435         689       1,201          865          490
Depreciation and amortization                                   439         847         782          712          873
Special cash distribution                                    12,500        --          --           --           --

AS OF THE END OF THE YEAR
---------------------------------------------------------------------------------------------------------------------

Total assets                                               $ 17,551    $ 30,256    $ 33,653     $ 29,738     $ 23,406
Current assets                                               15,938      28,639      24,244       20,716       14,606
Current liabilities                                           4,789       7,373      20,318       13,869        5,045
Working capital                                              11,149      21,266       3,926        6,847        9,561
Current ratio                                                   3.3         3.9         1.2          1.5          2.9
Long-term debt                                                 --          --            22           38           57
Common shareholders' equity                                  12,053      22,182      12,984       15,319       15,892
Number of employees                                             261         312         343          348          374
=====================================================================================================================


DIRECTORS AND OFFICERS


BOARD OF DIRECTORS

C. D. ANDERSON (2)
Senior Managing Partner
Plantagenet Capital Management LLC, San Francisco

KEITH A. BENSON (1, 2)
Vice Chairman, Chief Financial Officer
Musicland Group, Inc., Minneapolis

THOMAS D. GLEASON (3)
Chairman of the Board and Chief Executive Officer

GERALD E. MAGNUSON (1, 3)
Of Counsel to Lindquist & Vennum PLLP, Minneapolis

MARK B. VITTERT (2, 3)
Private Investor

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Governance Committee


OFFICERS

THOMAS D. GLEASON
Chairman of the Board and Chief Executive Officer

DAVID E. BERG
President and Chief Operating Officer

JAMES S. BURY
Vice President of Finance and Assistant Secretary

CYNTHIA L. BOEDDEKER
Vice President and General Merchandise Manager

JOHN R. HOUSTON
Partner in the law firm of Lindquist & Vennum PLLP
Secretary




CORPORATE INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders will be held Wednesday, May 13, 1998, at 11:00a.m. CDT at The Thunderbird Hotel and Convention Center, 2201 E. 78th Street, Bloomington, MN 55425-1228.

FORM 10-K
Copies of Annual Report on Form 10-K, filed with the Securities and Exchange Commission, are available without charge upon written request to Shareholder Relations, PremiumWear, Inc., 7566 Market Place Drive, Minneapolis, MN 55344-3629.

TRANSFER AGENT AND REGISTRAR OF COMMON STOCK
Norwest Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, MN 55164-0854

(612) 450-4064 / (800) 468-9716

PREMIUMWEAR STOCK
PremiumWear Stock is listed on the New York Stock Exchange.
Symbol PWA

PREMIUMWEAR ON THE INTERNET AND BY FAX
Company website: www.premiumwear.com (Contents of the website are not deemed part of this annual report.)

Company News On Call (through PR Newswire):
1-800-758-5804 (Code #589750)

LEGAL COUNSEL
Lindquist & Vennum PLLP
Minneapolis, MN

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Minneapolis, MN

INVESTOR RELATIONS COUNSEL
Swenson NHB
Minneapolis, MN


FACILITIES

CORPORATE HEADQUARTERS
7566 Market Place Drive
Minneapolis, MN 55344-3629

MANUFACTURING AND DISTRIBUTION
Fairmont, NC

[LOGO] PREMIUMWEAR, INC.

CORPORATE HEADQUARTERS
7566 Market Place Drive
Minneapolis, MN 55344-3629

Phone: (612) 943-5000
Fax: (612) 943-5052
www.premiumwear.com