Form 10-K, Exhibit 13
period 1999-01-02
PREMIUMWEAR INC
filed 1999-04-01
CIK 69067

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES, WHICH PROVIDE ADDITIONAL INFORMATION CONCERNING THE COMPANY'S FINANCIAL ACTIVITIES AND CONDITION.

CAPITAL RESOURCES AND LIQUIDITY
In two separate transactions in 1996 the Company sold all of its then-existing trade names and trademarks for cash totaling $23,000,000. Proceeds from the transactions and the liquidation of assets related to the exited retail and professional golf-oriented businesses were used to pay off the Company's previous asset-based lender, pay transaction expenses, provide funds for operations and for a $12,500,000 special cash distribution to shareholders on March 5, 1997. These 1996 transactions, subsequent increased profit from operations and improved inventory management have significantly strengthened the Company's financial position.

At January 2, 1999, working capital totaled $14,824,000 compared to $11,149,000 the previous year and the current ratio was 4.0:1 compared to 3.3:1 in 1997. During 1998 operating activities provided $888,000 of cash, primarily due to net earnings of $1,453,000, depreciation and amortization of $989,000 and $731,000 from the utilization of net operating loss carryforwards. These sources of cash were offset by a $2,089,000 increase in receivables due to higher sales in the fourth quarter of 1998 compared to the comparable 1997 quarter. Capital expenditures totaled $609,000, primarily for purchases of embroidery equipment, leasehold improvements and upgrading of the Company's information systems. At 1998 year-end cash and cash equivalents totaling $3,215,000 were essentially all invested in short-term government securities.

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

As a result of the 1996 sale of trademarks the Company's previous asset-based credit arrangement was terminated and all funds due the lender were repaid. On February 4, 1997, the Company entered into a long-term bank line of credit with a new lender which provides up to $6,000,000 of funds available based on certain financial formulas.

Management expects the Company's financial resources and liquidity to continue to improve through profitable development of the promotional products/advertising specialty ("special markets") and golf businesses. In addition, management will continue to focus effort on inventory control, where improved practices and forecasting procedures led to an increase in inventory turns from 2.7 in 1997 to 3.5 in 1998, generating significant positive cash flow. Finally, the Company has net operating loss carryforwards of approximately $19,000,000 for domestic federal income tax purposes, which will reduce cash outlays otherwise necessary for income taxes.

Management expects to be able to finance working capital needs and capital expenditures, which will be at least $1,000,000 in fiscal 1999, through a combination of funds from operations and its bank line of credit.

RESULTS OF OPERATIONS
1998 NET SALES increased 25% primarily due to a 22% increase in sales to special markets customers. Sales growth was due to both added customers and additional volume with existing customers. The remaining growth came from the introduction of the Page & Tuttle(R) brand into the golf market, where the Company opened nearly 500 accounts. Selling prices remained relatively constant from 1997 to 1998.

1997 net sales to special markets customers increased 25% over 1996. Sales growth was from added customers and additional volume with existing customers. Management believes the increase was due in part to the Company's product offering, which generally included more fashion than many of its competitors, and improved delivery performance. In total, net sales decreased from 1996 levels, which included $23,000,000 of sales related to the exited retail and golf-oriented businesses. Selling prices remained relatively constant from 1996 to 1997.

Following the 1996 sales of trademarks, the Company no longer receives income from ROYALTIES. As a result, no such income was realized in 1998 or 1997.

GROSS MARGIN increased to 25.2% in 1998 compared to 23.4% in 1997. The increase was due to increased offshore manufacturing, which comprised approximately two-thirds of 1998 production versus 40% in 1997. The improved gross margin ratio was even more dramatic when considering the Company recognized a charge of $472,000 to cost of goods sold, or 1.1% of net sales, related to asset impairment of its North Carolina production facility where production levels are less than half of year ago levels. This was the result of management's strategy to expand offshore sourcing in order to reduce costs and remain competitive in the marketplace. Golf market sales, while modest, helped gross margins.

Gross margin of 23.4% for special market sales was relatively flat in 1997 compared to 23.6% the prior year. Lower unit costs achieved through additional off-shore sourcing were offset by increased sales to advertising specialty distributors who receive volume discounts on large quantity purchases. 1996 margins in the special markets business were 23.6%, but total Company margins were 19.1% due to significant markdowns encountered while liquidating inventories related to the exited retail-oriented business.

SELLING, GENERAL AND ADMINISTRATIVE expenses increased $2,323,000 over the prior year and also reached 20.8% of sales versus 19.2% in 1997. Selling expenses accounted for $1,155,000 of the increase, primarily due to the volume affect on such variable costs as commissions, advertising and warehouse expenses. The bad debt reserve increased by $230,000 during the year, and management incentives and profit sharing covering all employees increased $507,000 versus 1997. Other administrative expenses increased $431,000 primarily due to costs related to various potential acquisition activities, public and shareholder relations expenses and accelerated depreciation on computer systems which will be retired in mid-1999 as a result of the Year 2000 project.

Selling, general and administrative expenses for 1997 were 19.2% of net sales and were $4,923,000 lower than the prior year due to exit from the retail-oriented business which required substantial design, merchandising and sales support spending. Selling expenses dropped $1,130,000 primarily due to elimination or reduction of expenses such as commissions, sales management, market shows and travel related to the exited businesses. Advertising and promotion spending decreased $834,000 as a result of elimination of significant spending required by the former retail-oriented business. Warehouse and distribution costs dropped $694,000 due in part to reduced volume but also due to efficiencies realized in 1997 as a result of improved systems and workflow. 1996 included $605,000 of royalty expense and trademark amortization, costs not encountered after the sale of trademarks. Information systems expenditures dropped $458,000 as a result of reduced manning and outside programming services related to the Company's business software systems installed in late 1995 which required heavy support throughout 1996. Other administrative costs dropped $232,000 due to lower legal, consulting and investment banker fees, $193,000 as a result of the early 1997 headquarters office relocation, and $140,000 due to a reduction in the number of Board members and meetings.

INTEREST EXPENSE dropped dramatically the past two years due to excess funds generated from the 1996 sale of trademarks and improved inventory management.

1996 interest expense was 33% below 1995's level due to payoff of the bank line of credit from proceeds generated from the sale of trademarks and collection of receivables from the retail-oriented business. INTEREST INCOME of $180,000 in 1998 was the result of excess funds invested in short-term government securities throughout the entire year. 1997 interest income of $114,000 was primarily due to excess funds during the first quarter prior to the payment of the $12,500,000 special cash distribution. In 1996, excess funds during the fourth quarter following the sale of trademarks led to $247,000 of interest income.

In 1996 GAIN ON SALE OF TRADEMARKS included $4,383,000 realized on the June 1996 sale of certain Far Eastern trademarks and $6,244,000 realized on the September 1996 sale of the Company's remaining trademarks and certain associated assets related to the retail and professional golf-oriented businesses. The gains were comprised of proceeds less transaction and disposition costs. In 1998, the Company recognized an additional $398,000 gain from these transactions due to remaining accruals that were no longer deemed necessary.

PROVISION FOR INCOME TAXES represents federal, state, local and foreign taxes. At January 2, 1999, the Company had net operating loss carryforwards of approximately $19,000,000 for domestic federal income tax purposes. Due to the adoption of "Fresh Start Reporting" in 1991, the Company recognized no benefit from net operating loss carryforwards in its statement of operations, but rather reflected such benefit as a direct credit to shareholders' equity, which amount totaled $731,000 in 1998.


LOOKING FORWARD
In late 1995 the Company retained an investment banker to explore a range of opportunities to maximize shareholder value. These actions led directly to the 1996 sale of trademarks and exit from the retail and professional golf-oriented businesses. During this period management continued to increase its focus on and commitment to development of the special markets channel of distribution, and following the 1996 sale of trademarks and other assets related to the retail and professional golf-oriented businesses the Company operated entirely in the special markets channel of distribution, no longer soliciting orders from department stores, chain stores, specialty retail shops and professional golf accounts. In early 1998 the Company re-entered the golf-oriented apparel market under its internally developed Page & Tuttle(R) brand, following management's strategy to develop and/or acquire complementary brands, markets and products. Management expects to continue to pursue such opportunities through development of additional brands and products and potentially through acquisitions. In addition, management expects to increase off-shore production in 1999 in order to achieve lower unit costs which will help the Company to remain competitive in the apparel marketplace, where deflationary pricing practices are expected to be encountered. Such action will likely lead to further significant reductions in production levels at the Company's North Carolina manufacturing facility and could result in severance and other shutdown costs in 1999. However, there can be no assurance that these events will occur nor that this strategy will be successful. The Company currently pays no license fees on the majority of its sales under the terms of its licensing agreement with Supreme International Corporation and is not required to pay any such fees until aggregate sales dollars reach a specific amount which will not likely occur until the year 2001. At that time, license fees will represent an additional expense to the Company which management plans to recover through improved margins and reduced costs in other areas.


MARKET RISK
Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates, interest rates and commodity futures pricing. The Company is exposed to various market risks, including fluctuations in foreign currency exchange rates, interest rates and cotton prices. The Company does not enter into derivatives or other financial instruments for trading, speculative or hedging purposes.

The Company follows certain practices to manage market risk. Contracts for the purchase of goods from Far East suppliers are negotiated in U.S. dollars, which tends to minimize the potential for short-term loss due to adverse changes in foreign currency exchange rates. The Company invests excess funds in U.S. government securities with maturities of 30 days or less, minimizing the effect of short-term interest rate changes on investments. The Company's products are made chiefly of cotton, the price of which is effected by world-wide commodity futures markets. The Company negotiates fabric purchases for twelve-month intervals which minimizes the effect of short-term fluctuations in the price of cotton.

YEAR 2000
The Year 2000 issue is the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Computer systems based on a two-digit format will be unable to interpret dates beyond the year 1999 which could cause a system failure or other computer errors, leading to disruption in operations.

Readiness:
The Company has a Year 2000 Project Team, whose objective is to determine and assess the risks of the Year 2000 issue and plan actions to minimize those risks. A project team leader reports directly to a corporate officer, who is a member of the Company's Management Information Systems Steering Committee, which is responsible for the overall direction and development of the Company's information systems strategy. The Project Team is comprised of a key member from each of the Company's organizational departments.

The Project Team is identifying, inventorying and cataloging information technology (IT) systems and non-IT systems, equipment and processes used by the Company and then researching each one to determine the vulnerability to date-sensitive transactions. This process is expected to be complete in early 1999. In addition, the Project Team is assessing the risk on the Company of any Year 2000 non-compliance by any key customer, which could adversely affect the Company's future revenues, or supplier of goods and services, which could adversely affect the Company's future availability of product for sale. This assessment includes questionnaires sent to and other communications with each of the key customers and suppliers and is also expected to be complete in early 1999.

The Company uses primarily licensed software products in its operations with a significant portion of processes and transactions centralized in one particular software package. Internally developed systems are limited primarily to management reporting systems and electronic data interface with a few key customers and its sales representative organization. In early 1998 the Company began a project to upgrade to the most current version of the core software package which, among other things, is Year 2000 compliant. Installation of the software in a test environment and education and training started in the third quarter of 1998. Management estimates the upgraded version of the software will be operational during the second quarter of 1999, which is when the Company will begin to encounter Year 2000 dates in its forecasting and inventory planning activities. In addition, the Company will be upgrading other licensed software products which interface with this central software package and primarily include shop floor control management, warehouse and distribution operations and demand forecasting.

During the next several months, the Company is focusing the activities of its information systems department on the Year 2000 issue, maintaining existing systems and limiting any other systems development. Significant additional outside resources are being coordinated through the Company's core business systems software vendor, who also has an assigned project team to assist the Company in the systems upgrade.

Costs:
Approximately $400,000 of incremental costs are anticipated and will be comprised primarily of outside consulting, programming and training costs in addition to the purchase costs of software upgrades and the installation of new hardware. At 1998 year-end, approximately one-fourth of the anticipated costs had been incurred. Based on current assessment, management does not expect any material adverse impact on the Company's financial condition or results of operations as a result of costs associated with Year 2000 compliance, and will follow established Company policy in accounting for such costs as capital or expense.

Risks:
The Company is exercising its best efforts to identify and remedy any potential Year 2000 exposures within its control. It is directing significant resources in manpower, services, and equipment to upgrade its internal systems and to identify any potential Year 2000 problems with key suppliers and customers. However, the Company relies heavily on telecommunications and other essential utilities which, to a significant extent, are beyond the immediate control of the Company. Risks range from slight delays and inefficiencies in data processing and business interruptions at small customers and suppliers to, in a worst case scenario, extensive and costly inability to process data, and business interruptions at certain key customers and suppliers, which could result in lost sales and limited product availability, respectively.

Primary risks to the Company are in the following areas:

o Implementation of the upgraded core business software prior to the end of the second quarter of 1999, which is essential for the Company to process data efficiently.
o Year 2000 non-compliance by certain key customers, which could adversely affect the Company's revenues in the year 2000.
o Year 2000 non-compliance by certain key suppliers, which could adversely affect the Company's availability of inventory for sale in the year 2000.
o Readiness of public utilities which supply essential services such as telecommunications, electricity and gas.

Contingency Plans:
Contingency plans to protect the Company from Year 2000-related interruptions are not final and will, to a large extent, depend on the findings of the Year 2000 Project Team's identification, cataloging and research activities and timely completion of the core business systems upgrade. Contingency plans will likely include, but not be limited to, identification of manual systems required for less critical computerized systems and identification of alternate suppliers and additional customers, where appropriate.

While the Company anticipates achieving Year 2000 compliance in a timely manner, there can be no assurance that all processes will be efficient, that no revenues will be lost, or that no sources of supply will be interrupted. However, the Company believes that its planning and action efforts to date will help to minimize any disruption.


CAUTIONARY STATEMENT
Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, in the Letter to Shareholders, elsewhere in the Annual Report, in the Company's Form 10-K, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect the Company's actual results and could cause the Company's actual financial performance to differ materially from that expressed in any forward-looking statement: (i) competitive conditions that currently exist, including the entry into the market by a number of competitors with significantly greater financial resources than the Company, are expected to continue, placing pressure on selling prices which could adversely impact sales and gross margins; (ii) continued implementation of the North American Free Trade Agreement (NAFTA) is expected to put competitive cost pressure on apparel wholesalers with domestic production facilities such as the Company; (iii) the inability to carry out marketing and sales plans would have a materially adverse impact on the Company's projections; (iv) the Company is a licensee of the Munsingwear(R) name and maintaining a harmonious working relationship with the licensor is important for continued successful development of the special markets business; (v) as a licensee, the Company is dependent on the licensor to adequately promote the brand and defend it from trademark infringement; (vi) the possible events described above under Year 2000 as Risks could, if they materialize, adversely impact financial performance. The foregoing list should not be construed as exhaustive and the Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

IMPACT OF INFLATION
Inflation affects the Company's business principally in the form of cost increases for materials and wages. The Company generally attempts to offset these cost increases by a combination of merchandising and design techniques, purchasing practices, improved workflow efficiencies, increased off-shore sourcing and selective price increases.

MARKET STATISTICS
The Company's common stock is listed on the New York Stock Exchange under the symbol PWA. The 1998 and 1997 market price high and low were as follows:

                                                                        QUARTER
------------------------------------------------------------------------------------------------------------------
                                            1ST                2ND                 3RD                 4TH
------------------------------------------------------------------------------------------------------------------
1998
------------------------------------------------------------------------------------------------------------------
                   High                    5  7/8              5  9/16            7  13/16             7  5/8
                   Low                     4  11/16            4  3/4             4  7/8               6
1997
------------------------------------------------------------------------------------------------------------------
                   High                    9  1/8              6  1/8             5  7/16              5  5/16
                   Low                     3  1/4              3  3/4             4  3/16              4  9/16
------------------------------------------------------------------------------------------------------------------


On March 5, 1997, the Company paid a special cash distribution to shareholders of $5.39 per share which resulted in a comparable reduction in the market price on March 6, 1997. Otherwise, the Company has not paid dividends in the past two years. The Company's long-term bank line of credit restricts the payment of dividends.

As of February 19, 1999, the Company had 854 shareholders of record.

CONSOLIDATED STATEMENTS OF OPERATIONS                          PremiumWear, Inc.


                                                                            Year ended  Year ended  Year ended
                                                                            January 2,  January 3,  January 4,
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                                     1999        1998        1997
--------------------------------------------------------------------------------------------------------------
REVENUES:
       Net sales                                                              $ 42,445    $ 33,820    $ 49,948
       Royalties                                                                     -           -       2,969
--------------------------------------------------------------------------------------------------------------
                                                                                42,445      33,820      52,917
--------------------------------------------------------------------------------------------------------------
EXPENSES:
       Cost of goods sold                                                       31,744      25,907      40,402
       Selling, general and administrative                                       8,818       6,495      11,418
--------------------------------------------------------------------------------------------------------------
                                                                                40,562      32,402      51,820
--------------------------------------------------------------------------------------------------------------
             OPERATING INCOME                                                    1,883       1,418       1,097
--------------------------------------------------------------------------------------------------------------
Interest expense                                                                   (40)        (91)       (771)
Interest income                                                                    180         114         247
Gain on sale of trademarks (See Note 2)                                            398           -      10,627
Other                                                                              (57)          6          52
--------------------------------------------------------------------------------------------------------------
Income before income taxes                                                       2,364       1,447      11,252
Provision for income taxes                                                         911         610       4,071
--------------------------------------------------------------------------------------------------------------
             NET INCOME                                                       $  1,453    $    837    $  7,181
--------------------------------------------------------------------------------------------------------------
             NET INCOME PER COMMON SHARE:
                 Basic                                                        $    .63    $    .36    $   3.47
                 Diluted                                                      $    .60    $    .36    $   3.37
--------------------------------------------------------------------------------------------------------------
Weighted average shares of common stock outstanding:
                 Basic                                                           2,324       2,309       2,068
                 Diluted, including common stock equivalents                     2,405       2,338       2,130
--------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                                    PremiumWear, Inc.



                                                                             January 2, January 3,
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)                                          1999      1998
-------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
       Cash and cash equivalents                                                $ 3,215   $ 2,870
       Receivables:
            Trade, net of allowances of $728 and $538                             5,670     4,155
            Other                                                                   356        44
-------------------------------------------------------------------------------------------------
                                                                                  6,026     4,199
       Inventories                                                                9,037     8,590
       Deferred taxes                                                               944         -
       Prepaid expenses                                                             624       279
-------------------------------------------------------------------------------------------------
                TOTAL CURRENT ASSETS                                             19,846    15,938
-------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
       Land                                                                          15        15
       Buildings and leasehold improvements                                         738       584
       Machinery and equipment                                                    4,700     4,343
-------------------------------------------------------------------------------------------------
                                                                                  5,453     4,942
       Less accumulated depreciation and amortization                             4,335     3,329
-------------------------------------------------------------------------------------------------
                                                                                  1,118     1,613
-------------------------------------------------------------------------------------------------
DEFERRED TAXES, net of valuation allowance of $6,961 and $10,637                  1,556         -
-------------------------------------------------------------------------------------------------
                                                                                $22,520   $17,551
-------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
       Accounts payable                                                         $ 3,061   $ 2,821
       Accrued payroll and employee benefits                                      1,552     1,034
       Liabilities related to sold assets                                             -       578
       Other accruals                                                               409       356
-------------------------------------------------------------------------------------------------
                TOTAL CURRENT LIABILITIES                                         5,022     4,789
-------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES:
       Postretirement benefits                                                      695       709
-------------------------------------------------------------------------------------------------
                TOTAL LONG-TERM LIABILITIES                                         695       709
-------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTES 2, 3, 7-9 AND 11)
SHAREHOLDERS' EQUITY
       Series B preferred stock, $100 stated value; voting, cumulative and participating (authorized 75,000 shares, none issued)
       Preferred stock, no par value (authorized 925,000 shares, none issued)
       Common stock, $.01 par value (authorized 20,000,000 shares, 2,339,530
          and 2,319,330 shares issued)                                               23        23
       Additional paid-in capital                                                14,490    11,193
       Retained earnings                                                          2,290       837
-------------------------------------------------------------------------------------------------
                TOTAL SHAREHOLDERS' EQUITY                                       16,803    12,053
-------------------------------------------------------------------------------------------------
                                                                                $22,520   $17,551
-------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                          PremiumWear, Inc.

                                                                                  Year       Year         Year
                                                                                 ended      ended        ended
                                                                            January 2,  January 3,  January 4,
(AMOUNTS IN THOUSANDS)                                                            1999        1998        1997
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net income from operations                                               $  1,453    $    837    $  7,181
     Reconciling items:
        Depreciation and amortization                                              989         439         847
        Deferred taxes                                                             731         463       3,507
        Provision for losses on accounts receivable                                262          74          75
        Gain on sale of trademarks                                                (398)          -     (10,627)
        Loss on sale of property, plant and equipment                               64           -           -
        Change in unearned royalty income                                            -           -      (1,988)
        Changes in operating assets and liabilities:
           Receivables                                                          (2,089)        (43)      3,456
           Inventories                                                            (447)      1,214       3,236
           Prepaid expenses                                                       (345)       (151)        185
           Accounts payable                                                        240      (1,188)     (1,129)
           Other accrued liabilities                                               377      (1,253)     (2,548)
--------------------------------------------------------------------------------------------------------------
               NET CASH PROVIDED BY OPERATING ACTIVITIES                           837         392       2,195
--------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
     Purchases of property, plant and equipment                                   (609)       (435)       (689)
     Proceeds from sale of property, plant and equipment                            51           -           -
     Proceeds from sale of trademarks                                                -           -      23,000
--------------------------------------------------------------------------------------------------------------
               NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                (558)       (435)     22,311
--------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
     Net change in line of credit borrowings                                         -           -     (10,890)
     Net change in restricted cash                                                   -         447        (447)
     Principal payments on long-term debt and capital lease
        obligations                                                                  -         (23)        (20)
     Special cash distribution                                                       -     (12,500)          -
     Proceeds from exercise of stock options                                        66         959         819
--------------------------------------------------------------------------------------------------------------
               NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                  66     (11,117)    (10,538)
--------------------------------------------------------------------------------------------------------------
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    345     (11,160)     13,968
     Cash and cash equivalents at beginning of period                            2,870      14,030          62
--------------------------------------------------------------------------------------------------------------
     CASH AND CASH EQUIVALENTS AT END OF PERIOD                               $  3,215    $  2,870    $ 14,030
--------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
     Cash paid for taxes                                                      $     69    $    368    $    390
--------------------------------------------------------------------------------------------------------------
     Cash paid for interest                                                   $     40    $     84    $    728
--------------------------------------------------------------------------------------------------------------
     Cashless exercise of stock options                                       $      -    $    112    $      -
--------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                PremiumWear, Inc.


(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
------------------------------------------------------------------------------------------------------
                                                          Common Stock        Additional     Retained
                                                             Issued            Paid-in       Earnings
                                                      Shares         Amount     Capital      (Deficit)
------------------------------------------------------------------------------------------------------
Balance at January 6, 1996                              2,026,768   $      21   $  15,112    $  (2,149)
      Stock grant                                           3,500           -           -            -
      Exercise of stock options                           132,885           1         818            -
      Utilization of net operating loss carryforwards           -           -       1,198            -
      Net income                                                -           -           -        7,181
------------------------------------------------------------------------------------------------------
Balance at January 4, 1997                              2,163,153   $      22   $  17,128    $   5,032
------------------------------------------------------------------------------------------------------
      Exercise of stock options                           156,177           1       1,070            -
      Utilization of net operating loss carryforwards           -           -         463            -
      Special cash distribution                                 -           -      (7,468)      (5,032)
      Net income                                                -           -           -          837
------------------------------------------------------------------------------------------------------
Balance at January 3, 1998                              2,319,330   $      23   $  11,193    $     837
------------------------------------------------------------------------------------------------------
      Exercise of stock options                            20,200           -          66            -
      Utilization of net operating loss carryforwards
        and adjustment of related valuation reserves            -           -       3,231            -
      Net income                                                -           -           -        1,453
------------------------------------------------------------------------------------------------------
Balance at January 2, 1999                              2,339,530   $      23   $  14,490    $   2,290
------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         NATURE OF OPERATIONS
         PremiumWear, Inc. ("the Company") designs, sources and markets knit and woven shirts and other apparel to the promotional products/advertising specialty industry and to golf pro and resort shops utilizing its Page & Tuttle(R) brand and other licensed brands. Over 90% of all sales are to customers in the United States. Approximately one-third of the Company's products are manufactured in the United States in one company-owned facility. The remaining products are assembled or manufactured primarily in Central America, South America and the Far East. In 1996 the Company sold all rights to its Munsingwear(R) related trademarks.

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

         INVENTORIES
         Inventories are stated at the lower of cost (first-in, first-out) or market. Inventoriable costs include raw materials, labor and related manufacturing overhead expenses. Inventories consist of:

                                     January 2,                   January 3,
         (IN THOUSANDS)                    1999                         1998
         -------------------------------------------------------------------
         Raw materials                    $ 632                       $1,751
         Work in process                  1,432                        1,825
         Finished goods                   6,973                        5,014
         -------------------------------------------------------------------
                                         $9,037                       $8,590
         -------------------------------------------------------------------

         PROPERTY, PLANT AND EQUIPMENT
         Property, plant and equipment is stated at cost. The Company provides for depreciation using the straight line method for financial reporting purposes and generally uses accelerated methods for income tax purposes. Estimated useful lives used in computing depreciation and amortization for financial reporting purposes range from five to forty years for buildings and leasehold improvements and from two to ten years for machinery and equipment. Assets recorded under leasehold improvements are amortized over the lease terms. The Company periodically reviews property, plant and equipment to determine that the carrying values have not been impaired (see Note 10).

         INCOME TAXES
         The Company accounts for income taxes under the liability method. In accordance with Fresh Start Reporting, any tax benefit associated with utilization of the net operating loss carryforwards which survived a 1991 reorganization is reflected as additional paid-in capital.

         REVENUES
         Net sales are recognized at the time of shipment and reserves are established for returns and allowances at that time. Sales to one customer in 1998 and 1997 totaled 17% and 15%, respectively, of total net sales. Sales to another customer in 1998 totaled 14% of total net sales. Sales to a third customer in 1998, 1997 and 1996 totaled 11%, 16% and 12%, respectively, of total net sales. Following the 1996 sale of its trademarks the Company no longer receives royalty income, which had been recorded as earned in accordance with specific terms of each license agreement.

         ADVERTISING COSTS
         Advertising costs are comprised primarily of cooperative advertising programs, catalogs and trade advertising. Cooperative advertising obligations are expensed at the time the related revenues are generated. Catalog and trade advertising costs are capitalized upon production and expensed ratably over the corresponding sales period. Advertising expense for the three fiscal years was $770,000, $537,000 and $1,371,000.

         FISCAL YEAR
         The Company's fiscal year ends on the first Saturday following December
         31. The 1998, 1997 and 1996 fiscal years ended January 2, 1999, January 3, 1998 and January 4, 1997, respectively.

         NEW ACCOUNTING PRONOUNCEMENTS
         The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," in 1998, which establishes standards of disclosure and financial statement display for reporting total comprehensive income and the individual components thereof. The adoption of SFAS No. 130 did not have an impact on the Company's disclosures as it has no items of other comprehensive income.

         The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in 1998, which establishes new standards for segment reporting. The adoption did not affect the Company's disclosures as it operates in one segment.

         SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," becomes effective for the years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge criteria are met. Special accounting for qualifying hedges allow a derivative's gains or losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Management believes the adoption of SFAS No. 133 will not have a material impact on the Company's financial position or results of operations since the Company has not historically entered into significant derivative transactions.

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

         RECLASSIFICATIONS
         Certain amounts in the 1997 financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

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

         At the time of the September 1996 sale of trademarks, the Company also entered into a license agreement with Supreme for the use of the Munsingwear(R) brand for knit shirts for twenty years and certain other products for five years. The license agreement includes an obligation to pay license fees through 2001 on the sales of knit shirts when such sales reach specified annual amounts. After 2001 license fees will be payable on all sales of knit shirts. In the last three fiscal years, sales did not reach the specified annual amount for knit shirt sales, and management estimates the annual threshold will not be met until the year 2001 at which time license fees will become payable on all knit shirt sales. The Company pays license fees on all sales of other Munsingwear(R) products. There are no guaranteed minimum royalty payments on the license agreements.

         In 1998, $398,000 of liabilities established at the time of the trademark sales were deemed no longer required and were reversed.

3.       FINANCING AGREEMENTS AND LONG-TERM DEBT
         The Company has a bank line-of-credit under which up to $6,000,000 is available for borrowings and letters of credit through February 2000. Borrowings and letters of credit are limited to an aggregate amount equaling approximately 80% of eligible receivables and 50% of eligible finished goods inventories. Essentially all the assets of the Company except property, plant and equipment are pledged as collateral under the agreement. Borrowings under the facility bear interest at the bank's base rate of interest (7.75% at January 2, 1999). At January 2, 1999, $1,153,000 was utilized for letters of credit, resulting in unused availability of $4,847,000. The agreement contains a commitment fee of .5% per annum on the unused line of credit and also contains cross default provisions to other agreements and other covenants which, among other matters, require maintenance of certain financial ratios, restrict the sale of assets, restrict payment of dividends and restrict consolidation or merger of the Company with another entity. Additionally, the Company is limited in incurring additional indebtedness and liens on assets. At January 2, 1999 the Company was in compliance with all debt covenants.

4.       INCOME TAXES
         The income tax provision for the past three years consisted of the following:

         (IN THOUSANDS)                     1998        1997         1996
         ----------------------------------------------------------------
         Current                        $    180     $   147     $    564
         Deferred                            731         463        3,507
         ----------------------------------------------------------------
                                        $    911     $   610     $  4,071
         ----------------------------------------------------------------

         The current provision resulted from federal alternative minimum, state income, franchise and foreign taxes payable. As of January 2, 1999, the Company had net operating loss carryforwards for regular federal income tax purposes of approximately $19,000,000, which will begin to expire in 2005.

         The components of the net deferred tax asset were as follows:

                                                         January 2,   January 3,
         (IN THOUSANDS)                                        1999        1998
         -----------------------------------------------------------------------
         Net operating loss carryforwards                  $  6,884    $  7,852
         Tax credit carryforwards                               864         845
         Deductible temporary differences                     1,713       2,247
         Taxable temporary differences                            -        (307)
         -----------------------------------------------------------------------
                                                              9,461      10,637
         Valuation allowance                                 (6,961)    (10,637)
         -----------------------------------------------------------------------
                                                           $  2,500    $      -
         -----------------------------------------------------------------------

         A valuation allowance has been established to reduce the deferred tax asset to estimated realizable amounts. In 1998 the Company reversed previously established valuation reserves of $2,500,000 for the estimated realizable portion of the deferred tax asset and, in accordance with "Fresh Start Reporting", credited additional paid-in capital for the adjustment.

         A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

                                                                  1998    1997
         ---------------------------------------------------------------------
         Statutory federal income tax rate                        34.0%   34.0%
         State income taxes, net of federal income tax benefits    4.0%    5.5%
         Other                                                      .5%    2.7%
         ---------------------------------------------------------------------
                                                                  38.5%   42.2%
         ---------------------------------------------------------------------

         The effective tax rate was reduced by the result of certain state taxes which do not vary with income and by permanent differences that become less significant as income increases.

5.       NET INCOME PER COMMON SHARE
         Net income per common share was computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted income per common share includes the dilutive effect of outstanding stock options using the treasury stock method.

                  (IN THOUSANDS, EXCEPT PER SHARE DATA)                1998           1997           1996
                  ---------------------------------------------------------------------------------------
                  Net income                                         $1,453           $837         $7,181
                  ---------------------------------------------------------------------------------------
                  Weighted average number of common shares
                    outstanding                                       2,324          2,309          2,068
                  Dilutive effect of outstanding stock options
                    after application of the treasury stock method       81             29             62
                  ---------------------------------------------------------------------------------------
                  Common and common equivalent shares
                    outstanding - diluted                             2,405          2,338          2,130
                  ---------------------------------------------------------------------------------------
                  Basic net income per common share                   $ .63          $ .36          $3.47
                  ---------------------------------------------------------------------------------------
                  Diluted net income per common share                 $ .60          $ .36          $3.37
                  ---------------------------------------------------------------------------------------


6.       SHAREHOLDERS' EQUITY
         At January 2, 1999, the Company's capital structure included 20,000,000 shares authorized for all classes of common stock and 1,000,000 shares authorized for all classes of preferred stock, of which 75,000 shares are reserved for Class B preferred stock. In 1997, the Company canceled all of its Class A shares of preferred stock, none of which were issued or outstanding. There are restrictions with respect to the trading of common stock to or from Five Percent Holders, as defined in the Company's 1991 Plan of Reorganization, through October 2001 as a means of preserving the benefits of the net operating loss carryforwards following the Company's reorganization in 1991.

         Preferred stock has been reserved for issuance under a shareholders' rights plan which replaced the prior rights plan which expired in late 1997. Upon the occurrence of certain events, the shareholders' rights plan entitles the registered holder to purchase one one-hundredth of a share of preferred stock at a stated price or to purchase either the Company's shares or stock in an acquiring entity at half their market value.

         On March 5, 1997 a special cash distribution of $5.39 per share, or approximately $12,500,000, was paid to shareholders of record February 19, 1997, using proceeds from the 1996 sales of trademarks.

7.       STOCK OPTIONS AND RESTRICTED STOCK
         The Company's 1991 Stock Plan includes a provision for the granting of stock options, which are accounted for under Accounting Principles Board (APB) Opinion No. 25, under which no compensation cost has been recognized. Had compensation costs for these plans been determined consistent with SFAS Statement No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

         (IN THOUSANDS, EXCEPT PER SHARE DATA)                                      1998         1997           1996
         ------------------------------------------------------------------------------------------------------------
         Net income:                                     As Reported              $1,453         $837         $7,181
                                                         Pro Forma                $1,410         $821         $6,750
         ------------------------------------------------------------------------------------------------------------

         Basic earnings per share:                       As Reported               $0.63        $0.36          $3.47
                                                         Pro Forma                 $0.61        $0.36          $3.26
         ------------------------------------------------------------------------------------------------------------

         Diluted earnings per share:                     As Reported               $0.60        $0.36          $3.37
                                                         Pro Forma                 $0.59        $0.35          $3.17
         ------------------------------------------------------------------------------------------------------------


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions summarized below:

                                                                       1998                 1997                1996
         -----------------------------------------------------------------------------------------------------------
         Risk free interest rate                             4.28% to 5.66%       6.34% to 6.58%      5.84% to 7.55%
         Expected life of options granted                     5 to 10 years              5 years        0 to 5 years
         Expected volatility of options granted                  44% to 52%                  48%          40% to 44%
         Expected dividend yield                                         $0                   $0            $0 to $5
         -----------------------------------------------------------------------------------------------------------
         Shares granted                                             261,600              131,950              75,000
         Weighted average fair value
             of options granted                                       $2.34                $1.73               $3.03
         -----------------------------------------------------------------------------------------------------------


         A total of 873,500 shares of common stock was reserved under the 1991 Stock Plan for grants to employees in the form of restricted stock awards and incentive and non-qualified stock options. In addition, the Plan annually grants to each non-employee director an option to purchase 1,000 shares of common stock. At January 2, 1999 there were 13,304 shares available for future grants under this Plan. Information regarding the 1991 Stock Plan is summarized below:


                                               1998                       1997                         1996
         -----------------------------------------------------------------------------------------------------------
                                                    Weighted                    Weighted                    Weighted
                                                     Average                     Average                     Average
                                                    Exercise                    Exercise                    Exercise
                                          Shares       Price          Shares       Price          Shares       Price
         -----------------------------------------------------------------------------------------------------------
       Options outstanding,
           beginning of year             153,750       $4.70         255,800       $7.73         318,485       $6.72
            Granted                      261,600        5.05         131,950        3.31          75,000        7.80
            Canceled                     (4,950)        7.56        (37,900)        8.61         (4,800)        8.90
            Exercised                   (20,200)        3.25       (196,100)        6.86       (132,885)        6.17
         -----------------------------------------------------------------------------------------------------------
       Options outstanding,
           end of year                   390,200       $4.99         153,750       $4.70         255,800       $7.73
         -----------------------------------------------------------------------------------------------------------
       Options exercisable,
           end of year                    93,975       $6.49          64,815       $6.67         255,800       $7.73
         -----------------------------------------------------------------------------------------------------------


         In 1996, under another agreement, options to purchase 10,000 shares of common stock, at a price of $7.50 per share were granted to a non-employee director. All 10,000 options were exercised in 1997.

8.       RETIREMENT PLAN
         The Company has a 401(k) profit-sharing plan covering all employees. The Company also matches one-half of the employee's first 5% contribution. Expense under this plan, including profit sharing and company match, totaled $289,000, $164,000 and $216,000 for 1998, 1997 and 1996, respectively.

9.       POSTRETIREMENT MEDICAL AND LIFE INSURANCE PLANS
         The Company sponsors postretirement benefit plans for certain retirees. The Company has adopted SFAS No. 132 "Employer's Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 is intended to standardize certain footnote disclosure requirements for pension and other retirement benefits.

         The Company has unfunded plans providing certain medical and life insurance benefits to specific retiree groups. Future retirees are not covered by these plans. The Company accounts for these plans under the accrual method of accounting. Information concerning these plans is as follows:

         (IN THOUSANDS)                                                         1998     1997
         ------------------------------------------------------------------------------------
         CHANGE IN BENEFIT OBLIGATIONS:
               Benefit obligation at beginning of year                         $ 869    $ 792
               Service cost                                                        -        -
               Interest cost                                                      55       59
               Actuarial (gains)/losses                                           (7)      87
               Benefits paid                                                     (73)     (69)
         ------------------------------------------------------------------------------------
               Benefit obligations at end of year                              $ 844    $ 869
         ------------------------------------------------------------------------------------

         FUNDED STATUS RECONCILIATION:
               Funded status                                                   $(844)   $(869)
               Unrecognized actuarial losses                                      90       90
         ------------------------------------------------------------------------------------
               Net accrued liability recognized                                $(754)   $(779)
         ------------------------------------------------------------------------------------

         The following table provides the components of net periodic benefit cost for the plans for the past three years:

         (IN THOUSANDS)                                                     1998         1997         1996
         -------------------------------------------------------------------------------------------------
               Interest cost on accumulated postretirement
                 benefit obligation                                          $55          $59          $59
               Net amortization and deferral                                   -            1            -
               Service cost                                                    -            -           38
         -------------------------------------------------------------------------------------------------
               Annual net benefit expense                                    $55          $60          $97
         -------------------------------------------------------------------------------------------------

         A 7.5% increase in the cost of covered medical benefits was assumed for 1998. This rate is assumed to decrease incrementally to 5.5% after 7 years and remain at that level thereafter. The discount rate used in determining the accumulated benefit obligation was 6.75% for 1998, 7% for 1997 and 7.5% for 1996.

         Assumed health care cost trend rates have a significant effect on the amounts reported for the post retirement medical plans. A 1% change in assumed health care costs trend rates would have the following effects:

        (In thousands)                                           1% Increase       1% Decrease
        ----------------------------------------------------     -----------       -----------
        Effect on total service and interest cost components         $  3             $  (3)
        Effect on the accumulated benefit obligation                 $ 50             $ (48)


10.      ASSET IMPAIRMENT
         During the last half of 1998 the Company reduced sewing production levels at its North Carolina facility to one-half the previous level. As a result, the Company recognized a $472,000 asset impairment charge to cost of goods sold to write-down the facility to net realizable value. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", the carrying value was determined by projecting cash flows over the expected remaining useful productive life of the facility.

11.      LEASES
         The Company is party to certain operating lease agreements covering office space and equipment through 2003. Minimum future obligations on operating leases in effect that have initial or remaining noncancelable lease terms in excess of one year as of January 2, 1999 are as follows:

          (IN THOUSANDS)
          --------------------------------------------------------------------
          1999                                                         $  308
          2000                                                            316
          2001                                                            193
          2002                                                            135
          2003                                                            114
          --------------------------------------------------------------------
                                                                       $1,066
          --------------------------------------------------------------------

         Total rent expense under operating leases was $443,000, $437,000 and $655,000 for 1998, 1997 and 1996, respectively.

12.      QUARTERLY FINANCIAL DATA (UNAUDITED)
         The following is a condensed summary of actual quarterly results for 1998 and 1997.


         (IN THOUSANDS, EXCEPT PER SHARE DATA)
         -------------------------------------------------------------------------------------------------------
                                                                                               Net income per
                                                       Operating              Net               common share
                      Quarter        Net sales            income           income           (Basic)     (Diluted)
         -------------------------------------------------------------------------------------------------------
         1998:        First             $9,350             $ 419         $    256             $.11          $.11
                      Second            12,938               736              460              .20           .19
                      Third             10,719               444              293              .13           .12
                      Fourth             9,438               284              444(1)           .19           .18
         -------------------------------------------------------------------------------------------------------
                                       $42,445            $1,883         $  1,453             $.63          $.60
         -------------------------------------------------------------------------------------------------------
         1997:        First             $9,192           $   277         $    222             $.10          $.10
                      Second             9,210               508              287              .12           .12
                      Third              7,836               325              159              .07           .07
                      Fourth             7,582               308              169              .07           .07
         -------------------------------------------------------------------------------------------------------
                                       $33,820           $ 1,418          $   837             $.36          $.36
         -------------------------------------------------------------------------------------------------------

         (1) Includes $472,000 and asset impairment charge and $398,000 gain from the reversal of liabilities related to sold assets, before income taxes.

13.      EVENT SUBSEQUENT TO JANUARY 2, 1999
         On March 25, 1999, the Company acquired Klouda-Lenz, Inc., its independent sales representative agency for the promotional products/advertising specialty market. Klouda-Lenz, Inc. merged into a wholly-owned acquisition subsidiary of the Company. The purchase price was $1,510,634 in cash and 241,892 newly issued shares of common stock, which are subject to a two-year holding restriction. Klouda-Lenz' 1998 revenues totaled approximately $4.4 million, about 44% of which represented commissions from the Company.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PremiumWear, Inc.

We have audited the accompanying consolidated balance sheets of PremiumWear, Inc. (a Delaware corporation and formerly Munsingwear, Inc.) and subsidiary as of January 2, 1999 and January 3, 1998, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three fiscal years in the period ended January 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PremiumWear, Inc. and subsidiary as of January 2, 1999 and January 3, 1998 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 1999 in conformity with generally accepted accounting principles.

                                               /s/ Arthur Andersen LLP
                                               ---------------------------------
                                               ARTHUR ANDERSEN LLP
Minneapolis, Minnesota,
February 19, 1999

FIVE YEAR FINANCIAL REVIEW


(DOLLAR AMOUNTS IN THOUSANDS
 EXCEPT PER SHARE DATA)                                      1998         1997         1996         1995         1994
----------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
----------------------------------------------------------------------------------------------------------------------
Net sales                                                 $42,445      $33,820      $49,948      $51,512      $37,407
Royalty income                                                  -            -        2,969        4,609        4,528
Cost of sales                                              31,744       25,907       40,402       42,714       30,029
Gross margin %                                              25.2%        23.4%        19.1%        17.1%        19.7%
Interest expense                                               40           91          771        1,158          353
Income (loss) before income taxes
  and extraordinary item                                    2,364        1,447       11,252      (2,230)        (304)
Net income (loss)                                           1,453          837        7,181      (2,335)        (573)
Earnings per share before extraordinary item                $0.60        $0.36        $3.37      ($1.13)      ($0.20)
Purchases of property, plant and equipment                    609          435          689        1,201          865
Depreciation and amortization                                 989          439          847          782          712
Special cash distribution                                       -       12,500            -            -            -

AS OF THE END OF THE YEAR
----------------------------------------------------------------------------------------------------------------------

Total assets                                              $22,520      $17,551      $30,256      $33,653      $29,738
Current assets                                             19,846       15,938       28,639       24,244       20,716
Current liabilities                                         5,022        4,789        7,373       20,318       13,869
Working capital                                            14,824       11,149       21,266        3,926        6,847
Current ratio                                                 4.0          3.3          3.9          1.2          1.5
Long-term debt                                                  -            -            -           22           38
Common shareholders' equity                                16,803       12,053       22,182       12,984       15,319
Number of employees                                           265          261          312          343          348
----------------------------------------------------------------------------------------------------------------------
 No dividends were declared or paid for the years listed.
