Form 10-K, Exhibit 13
period 2000-01-01
PREMIUMWEAR INC
filed 2000-03-31
CIK 69067

EXHIBIT 13


                                PREMIUMWEAR, INC.


                       1999 Annual Report to Shareholders

                            LETTER FROM THE CHAIRMAN

[PHOTO]
THOMAS D. GLEASON
CHAIRMAN

It was some three and a half years ago that we changed the course of Munsingwear Inc.'s business by exiting the segment that marketed to retail stores. This segment accounted for more than two-thirds of the Company's sales in 1995 but also suffered sizeable operating losses. By mid-1996, we had downsized the Company by two-thirds, changed the Company's name to PremiumWear, Inc., and focused on a smaller segment serving the promotional products/advertising specialty market (which we referred to as "special markets"). Since then, our operating earnings (excluding one-time charges to close a manufacturing plant in North Carolina and open a new distribution and embroidery center in Tennessee) have grown to $4.0 million in 1999 from a loss of $6.3 million (before royalty income) in 1995. During this time, our sales to the promotional products/advertising specialty industry have tripled.

In 1998, we entered the golf apparel business with the introduction of the Page & Tuttle(R) brand. Since then, we have expanded distribution to more than 1,200 on-course professional and specialty golf shops. We expect this new line to continue to grow in golf shops and to add to our promotional products business as Page & Tuttle(R) gains momentum in that market also.

In March 1999, we acquired our independent sales and customer service representative firm, Klouda-Lenz, Inc. This acquisition has not only increased our ability to sell and service our promotional products customers more effectively, it also allows us the opportunity to expand the breadth of our product offerings to this market in and beyond apparel. Recent examples of this include PremiumWear's designation as the exclusive special markets representative for CROAKIES(R) eyeglass retainers and lanyards and for the Softspikes(R) golf specialty products.

I am personally gratified by the turnaround and progress that the Company has made in the past three and a half years. During my tenure as chief executive officer from mid-1996 to mid-1999, I witnessed substantial growth in sales and earnings but, more importantly, a dramatic growth in the confidence and ability of our management team.

This team has advanced the Company's competitive position in the markets we now serve and has put PremiumWear on sound marketing and financial footing.

In July, I was both pleased and proud to turn over the chief executive's post to David E. Berg. Dave lives and breathes this business. He has grown in stature from leading the special markets sales and marketing effort to assuming full responsibility for both our special markets and golf businesses. I have seen Dave grow as an executive, providing both operational and strategic leadership to our seasoned, capable management team. I am confident he will continue to provide this leadership in the years ahead.

It is an honor for me to have served as your chief executive officer and to continue to serve as your chairman of the board. I wish to thank the shareholders for your support and our customers for their confidence in us. But most of all, I want to thank my valued and dedicated associates who have built the Company to what it is today.

Sincerely,

/s/ Thomas D. Gleason

Thomas D. Gleason
Chairman of the Board

                              LETTER FROM THE CEO

[PHOTO]
DAVID E. BERG
PRESIDENT & CEO



In my first shareholder letter, I am very pleased to report that 1999 was a banner year for PremiumWear, marked by improved financial results and several strategic operating accomplishments.

For 1999, revenues increased 11% to $47.0 million, and, excluding special items, net income advanced 69% to $2.5 million, or $0.96 per share. Our operating margin improved to 8.4% of revenues from 5.6% last year, again excluding special charges. The source of the charges was actually a major reason for 1999's improvement. We incurred operations restructuring charges of $1.7 million pretax, or $1.1 million ($0.40 per share) after tax, in order to shut down our Fairmont, N.C., facility and transfer our embroidery and distribution operations to a newer, more efficient and more centrally located facility in Clarksville, Tenn. As part of this operating initiative, we have outsourced production completely to lower-cost, high-quality offshore manufacturers. Two other initiatives-the acquisition of Klouda-Lenz and the further development of our higher margin Page & Tuttle(R) line-also contributed to the nearly three percentage point increase in our operating margin ratio.

I'm also glad to report that the market for promotional apparel continues to grow with the popularity of golf and casual attire in the workplace. In 1999, domestic promotional products sales were approximately $15 billion, and wearables remained the largest and fastest growing segment of that market. Our sales to this market approached $43 million in 1999, earning us a top-10 supplier status within the promotional products industry.

Our success has been the result of our notoriety as a quick-response source for branded, high-quality apparel.

Within this market, we are active in the more upscale segment of the apparel and accessories market, purposely avoiding lower-margin promotional items such as screenprinted T-shirts and plastic trinkets. For example, a recent addition to PremiumWear's line has been Page & Tuttle(R), which we first introduced as a logo'd apparel line to golf pro and resort shops in 1998. We have built the brand as an in-stock fashion product that a pro shop can order daily or weekly if need be, and this unique approach, along with the product quality and growing recognition of the brand, has led to its success. Today, a year and a half since its introduction, Page & Tuttle(R) apparel is in more than 1,200 golf pro and resort shops, including well-known golf courses such as Pebble Beach, Pinehurst, Kapalua, The Phoenician and The Broadmoor. Corporate executives who are also golf enthusiasts find Page & Tuttle(R) apparel at the pro shop, carrying the country club's logo. Now they have the opportunity to have their company's logo embroidered on Page & Tuttle(R) golf shirts, windshirts, sweaters and other apparel. We are certain that this two-pronged marketing effort will augment Page & Tuttle(R)'s brand power, resulting in higher golf and promotional product sales. In 1999, we introduced the Page & Tuttle line to the promotional products market, and we have been pleased by its initial reception. For 1999, Page & Tuttle(R) sales quadrupled to nearly $5 million. Of these sales, approximately 60% was to the golf pro and resort shop market and the balance to the promotional products market.

In March 1999, we acquired Klouda-Lenz, a leading customer service and sales representative firm that had marketed our products to the promotional products industry. It now acts as our internal sales force and continues to represent several complementary lines, including sweaters, jackets and leather outerwear, alongside PremiumWear's own Page & Tuttle(R) and Munsingwear(R) lines. In addition, early in 2000 we began representing two additional lines, CROAKIES(R) eye restraints and other products and Softspikes(R) golf accessories. PremiumWear's commission income totaled $1.3 million for the nine months in 1999 that Klouda-Lenz was a PremiumWear subsidiary. Equally as important, in acquiring Klouda-Lenz, we also brought on board the firm's principals, Timothy Klouda and Dennis Lenz, who offer our Company a wealth of promotional product experience.

In this industry, there are six S-words that, if executed effectively, lead to another: success. They are strategy, sourcing, systems, service, style and sales. By remaining focused on these areas, I am confident that we will meet or exceed our financial goals of 10% to 15% internal revenue growth, 15% to 20% earnings growth and a 10% operating income margin.

We hope that you share our excitement for the future. Thank you for your continued support and vote of confidence.

Sincerely,


/s/ David E. Berg

David E. Berg
President and Chief Executive Officer

Q&A

     DAVID E. BERG
     PRESIDENT & CEO


WHAT ARE THE GREATEST GROWTH OPPORTUNITIES FOR PREMIUMWEAR?

"WE WILL GROW OUR CORE PROMOTIONAL BUSINESS IN SEVERAL WAYS, THROUGH LINE AND PRODUCT EXTENSIONS, NEW LICENSES, NEW PARTNERSHIPS AND ACQUISITIONS. LINE AND PRODUCT EXTENSIONS SERVE TO FILL OUT OUR PRODUCT OFFERING TO MEET THE NEEDS OF THE MARKETPLACE. FOR INSTANCE, WITH PAGE & TUTTLE(R), WE SAW THE OPPORTUNITY TO CREATE PREMIUM LOGO'D GOLF APPAREL AS BOTH A PRO SHOP LINE AND A PROMOTIONAL PRODUCT LINE. IN THE PAST YEAR, THE NUMBER OF GOLF PRO AND RESORT SHOPS CARRYING THE PAGE & TUTTLE(R) LINE INCREASED FROM APPROXIMATELY 500 TO OVER 1,200 TODAY, AND SALES QUADRUPLED.

WITH NEW LICENSING AGREEMENTS LIKE MUNSINGWEAR(R) OR NEW PARTNERSHIPS SIMILAR TO THE MARKETING AGREEMENTS WE RECENTLY SIGNED WITH CROAKIES(R) AND SOFTSPIKES(R), WE WILL BE ABLE TO EXPAND THE NUMBER OF BRANDED LINES WE REPRESENT TO THE PROMOTIONAL PRODUCTS MARKET. WE ARE TARGETING STRONG BRANDS, WELL RECOGNIZED BY THE INDUSTRY AND THE END CUSTOMER. AS WE INCREASE OUR STABLE OF BRANDS, WE WILL IMPROVE OUR COMPETITIVE POSITIONING WITHIN THE INDUSTRY.

AS FOR ACQUISITIONS, PREMIUMWEAR IS FINANCIALLY UNLEVERAGED. SIMPLY PUT, WE HAVE ALMOST NO LONG-TERM DEBT AND, AS A RESULT, ARE IN A POSITION TO BE ON THE ACQUISITION PATH. TWO IMPORTANT CRITERIA FOR US ARE ACQUISITIONS BOTH COMPLEMENTARY TO OUR CORE PROMOTIONAL BUSINESS AND ACCRETIVE TO EARNINGS IN THE FIRST YEAR OF PURCHASE."

LOOKING AHEAD, WHAT IS THE SINGLE-GREATEST CHALLENGE FOR THE COMPANY?

"OUR SINGLE-GREATEST CHALLENGE IS THE COMPETITIVENESS OF THE INDUSTRY. IN THIS INDUSTRY, YOU MUST DELIVER ON PRICE, QUALITY AND SERVICE TO THE CUSTOMER. WE HAVE REALLY FOCUSED ON THIS, AND IT IS A MAJOR REASON WE HAVE ACHIEVED A TOP-10 SUPPLIER STATUS IN THE PROMOTIONAL APPAREL INDUSTRY."

WHAT ROLE WILL THE INTERNET PLAY IN THE COMPANY'S BUSINESS IN THE FUTURE?

"WE DEFINITELY SEE OPPORTUNITIES FOR THE INTERNET TO ENHANCE PREMIUMWEAR'S SALES AND CUSTOMER SERVICE CAPABILITIES. THE FIRST STEP WE ARE TAKING IN THIS DIRECTION IS UPDATING OUR WEB SITE, WWW.PREMIUMWEAR.COM, AND ADDING FUNCTIONALITY THAT WILL ALLOW CUSTOMERS TO PREVIEW OUR ENTIRE PRODUCT LINE AND ORDER OVER THE INTERNET.
WE EXPECT THE UPGRADED WEB SITE TO BE UP AND RUNNING IN THE NEXT FEW MONTHS."

WHAT IS THE MOST IMPORTANT TREND IN THE PROMOTIONAL APPAREL INDUSTRY?

"THE MOST IMPORTANT TREND IN APPAREL IN THE LAST FIVE YEARS HAS BEEN THE INCREASED ACCEPTANCE AND PRESENCE OF CASUAL APPAREL IN CORPORATE AMERICA. MORE THAN 90% OF WORKPLACES OFFER CASUAL DRESS OPPORTUNITIES OF SOME SORT. AS A RESULT, SALES OF CASUAL PROMOTIONAL APPAREL-LIKE KNIT GOLF SHIRTS WITH COMPANY LOGOS-HAVE ACCELERATED ALONG WITH THIS TREND."

                   THE GROWING PROMOTIONAL PRODUCTS BUSINESS


Golf shirts embroidered with an organization's logo used as giveaways for a fundraising golf outing...windshirts with the company's logo distributed to its salesforce...a logo'd chambray shirt provided to top customers. These are just a few ways PremiumWear's products-promotional products-are used.

Promotional products, as a concept, originated more than 50 years ago, when sales representatives gave away pens, pencils and pads of paper with the supplier's logo to their customers' buyers. Today, just like then, promotional products are used to create brand identity-heightening awareness while building recognition and loyalty. Promotional products serve as a functional and ongoing reminder of the company's or organization's marketing message. To the recipients, promotional products are useful.

Today the market for promotional products in the U.S. is approximately $15 billion and has grown more than 10% annually over the past decade. Accounting for approximately one-quarter of all promotional products sales, "wearables," the category in which PremiumWear participates, is the largest and fastest growing segment.

Just recently, PremiumWear became recognized as a top-10 supplier of unimprinted apparel to the promotional products/advertising specialty industry (PPAI/ASI). As illustrated by the flow chart to the left, PremiumWear supplies promotional apparel to wholesale apparel distributors, advertising specialty dealers, embroiderers, and uniform companies, collectively referred to as the promotional products/advertising specialty industry. The Company sells to more than 3,000 of the approximately 16,000 companies that comprise this industry. Some of the Company's largest customers include Alpha Shirt Co., Boise Marketing, Broder Bros., Corporate Express and HA-LO. These companies, in turn, sell PremiumWear apparel to corporations, schools, churches, civic groups and other organizations wanting to promote their name, to reward customers, donors or employees, or to use as giveaways for a special function.

WHERE'S ALL THAT GROWTH COMING FROM?
Two important trends have been the key growth drivers for the promotional apparel industry.

For one, what was once a workplace perk is fast becoming a standard. In 1992, 17% of U.S. offices allowed employees to wear casual dress all week, according to one study. By 1997,

53% allowed casual dress five days a week. Another study, by the Society for Human Resources Management, found that in 1999, 95% of all companies surveyed offered casual dress opportunities, whether it be during holidays, once a week or five times a week. That was an increase from 83% two years prior. There can be no doubt that Corporate America has embraced the casual look as a way to boost morale and attract employees.

How does logo'd apparel fit into all of this? Many companies have begun offering logo'd apparel that can be worn on casual days. They have found logo'd apparel to be a great marketing tool, a morale booster, and a great way to provide clothing acceptable as part of their casual policy. Some companies offer the logo'd apparel as gifts or incentives; others have a corporate catalog where employees can purchase company logo'd apparel.

The second trend is golf's increased popularity. The wealth of young talent that is now competing on the PGA Tour-Tiger Woods, David Duval, Justin Leonard, and Sergio Garcia to name a few-has sparked renewed interest in the sport. According to the National Golf Foundation, 26 million Americans in 1998 played golf, with almost 3 million Americans taking up the game for the first time that year. Golf has grown into a $30 billion industry, with $2.5 billion being spent each year on golf apparel.

PREMIUMWEAR LINES: MUNSINGWEAR(R) AND PAGE & TUTTLE(R)
PremiumWear currently designs, sources, markets and distributes apparel under two brand names: Munsingwear(R) and Page & Tuttle(R).

Munsingwear(R), the brand PremiumWear licenses from Perry Ellis International Corporation, was the brand under which PremiumWear began to design and market promotional apparel in 1993. Today Munsingwear(R) logo'd apparel such as golf shirts, long-sleeved shirts, sweaters, jackets and windshirts still represents the majority of the Company's sales.

In 1998, PremiumWear introduced the Page & Tuttle(R) line to the retail golf market, positioning it as an upscale brand bearing the logo of golf courses and resorts. Today it can be found in over 1,200 golf pro and resort shops, approximately 10% of the number of such shops nationwide, including many well-known courses such as Pebble Beach and Pinehurst. Page & Tuttle(R)-named after Frank H. Page and Edward O. Tuttle who together founded PremiumWear's predecessor company, The Northwestern Knitting Co., in 1886-marries the tradition and heritage of golf with today's fashion.

In 1999, PremiumWear expanded the presence of the Page & Tuttle(R) line by marketing it to the promotional products industry, offering corporations and organizations the opportunity to put their logo on the same apparel. Page & Tuttle(R) has become a premium, complementary line to the Munsingwear(R) line the Company already provides to the wholesale apparel distributors, advertising specialty dealers and embroiderers in the promotional products industry.

PremiumWear continues to expand and redesign these lines, adding apparel in new styles, new colors and new fabrics. For instance, short-sleeved micro cord polo shirts were added to both the Munsingwear(R) and Page & Tuttle(R) lines (see the front cover and inside front cover). This shirt is expected to be one of PremiumWear's top sellers this year.

REPRESENTED LINES
With the March 1999 acquisition of Klouda-Lenz, Inc., a leading sales representative and customer service firm to the promotional products industry, PremiumWear began representing several additional lines for other companies in the industry. By outsourcing sales and customer service, these companies can focus on design, manufacturing and distribution.

The lines PremiumWear represents-California Outerwear, Burk's Bay(TM) leather outerwear and accessories, Winona Knitting Mills sweaters-are complementary to its own Munsingwear(R) and Page & Tuttle(R) lines. This way, PremiumWear offers a more complete line to the wholesale apparel distributors, advertising specialty dealers and embroiderers.

In early 2000, PremiumWear announced agreements to represent two additional lines: CROAKIES(R) and Softspikes(R). Both are well-recognized brands, CROAKIES(R) for its outdoor accessories and Softspikes(R) for its golf accessories. Through these agreements, PremiumWear represents CROAKIES(R) eyewear restraints and other accessories and MagneSport(TM) magnetic sports bracelets and DriStix(TM) rain hoods for golf bags, two lines owned by Softspikes(R). These CROAKIES(R) and Softspikes(R) lines offer companies and other organizations the opportunity to imprint their logo on quality branded products.

PREMIUMWEAR'S HALLMARK:  SERVICE
Service is the foundation of the promotional products industry. PremiumWear has made its mark by offering complete lines of high-quality, branded imprinted apparel and accessories and making them available on a quick-response basis.

The two latest initiatives in service for PremiumWear center on a new distribution facility and renovation of its Internet site. In fall 1999, PremiumWear opened its Clarksville, Tenn., facility, replacing an outdated facility in North Carolina. The new facility is more efficient and more centrally located, allowing quicker and more cost effective delivery to customers. PremiumWear also is in the process of updating its Web site, www.premiumwear.com. When the renovation is complete, customers will be able to view the entire product line and order online.

PremiumWear's quick ascent as a leader in promotional apparel, since entering the industry just six years ago, is a tribute to the Company's ability to complement quality branded products with excellent service.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES, WHICH PROVIDE ADDITIONAL INFORMATION CONCERNING THE COMPANY'S FINANCIAL ACTIVITIES AND CONDITION.

CAPITAL RESOURCES AND LIQUIDITY

In the past three years, the Company's operations have become increasingly profitable. Operating income has improved from 4.2% of revenue in 1997 to 8.4% in 1999, excluding the effects of restructuring of operations in 1999. This has been primarily the result of increased offshore sourcing. In 1997 imports represented approximately 40% of total product needs, while in 1999 that ratio grew to 93%, eventually leading to the closure of the Company's North Carolina production facility. Management has used the reduced unit production costs as a means to improve profitability and to remain competitive in the marketplace.

Profitability has also improved as a result of strong revenue growth. Revenues increased from $33.8 million in 1997 to $47 million in 1999. The increase has been the result of focusing on the PPAI/ASI market following the sale of the Company's former retail-oriented business to Perry Ellis International, Inc. in late 1996, the re-entry into the golf pro shop and resort market in 1998 under the Page & Tuttle(R) label, and the early 1999 purchase of Klouda-Lenz, Inc., the Company's former independent sales organization, which provides infrastructure to expand products and brands in the PPAI/ASI market.

As a result of improved profitability, increased revenues, better inventory management and utilization of significant net operating loss carryforwards, the Company's financial position has become stronger over the past three fiscal years.

At January 1, 2000, working capital totaled $14,623,000 compared to $14,824,000 the previous year and the current ratio was 2.7:1 compared to 4.0:1 in 1998. During 1999 operating activities provided $2,747,000 of cash, primarily due to an increase of $2,767,000 in accounts payable resulting from imported goods received in late-December 1999. During the year the Company utilized $793,000 of net operating loss carryforwards while depreciation and amortization of $545,000 was lower than the prior year's $731,000, which included an asset impairment charge of $472,000 for declining use of the Company's North Carolina production facility. These sources of cash were offset by a $1,318,000 increase in accounts receivable, primarily due to a 24% increase in fourth quarter revenue compared to the same quarter in 1998, and a $1,309,000 increase in inventories to meet anticipated fiscal 2000 needs. Capital expenditures of $2,379,000 included $1,362,000 of leasehold improvements, equipment and systems at the Company's new leased Tennessee distribution and embroidery facility. In addition, the Company spent $812,000 to replace core business software in conjunction with a general systems upgrade and its Year 2000 compliance project. In March 1999 the Company spent $1,554,000 net cash in the acquisition of Klouda-Lenz, Inc. In mid-1999 the Company purchased 50,000 shares of its outstanding common stock for $272,000 and in late 1999 issued $937,000 of long-term debt to help finance equipment purchases and leasehold improvements for the new distribution center. At fiscal year-end cash and cash equivalents of $2,744,000 were essentially all invested in short-term government securities.

At January 2, 1999, working capital totaled $14,824,000 compared to $11,149,000 the previous year and the current ratio was 4.0:1 compared to 3.3:1 in 1997. During 1998 operating activities provided $837,000 of cash, primarily due to net income of $1,453,000, depreciation of $989,000 and $731,000 from the utilization of net operating loss carryforwards. These sources of cash were offset by a $2,089,000 increase in receivables due to higher sales in the fourth quarter of 1998 compared to the 1997 fourth quarter. Capital expenditures totaled $609,000, primarily for purchases of embroidery equipment, leasehold improvements and upgrading of the Company's information systems. At 1998 year-end cash and cash equivalents totaling $3,215,000 were essentially all invested in short-term government securities.

At January 3, 1998, working capital totaled $11,149,000 compared to $21,266,000 the previous year and the current ratio was 3.3:1 compared to 3.9:1 in 1996. After giving effect, on a pro forma basis, to the $12,500,000 special cash distribution in early 1997, working capital at January 4, 1997 would have totaled $8,766,000 and the current ratio would have been 2.2:1. During 1997, operating activities provided $392,000 of cash, primarily due to a $1,214,000 decrease in inventories as a result of more effective inventory management practices, $837,000 of net income, $463,000 from the utilization of net operating loss carryforwards and $439,000 of depreciation. These sources of cash were offset by a $2,441,000 reduction in payables and other liabilities, primarily due to payments of severance and professional services related to the 1996 sales of trade names and trademarks and reduced trade payables as a result of lower year-end inventories. Capital expenditures totaled $435,000, primarily for purchases of manufacturing equipment, leasehold improvements and upgrading of the Company's information systems. Financing activities included the March 1997 special cash distribution of $12,500,000 and $959,000 received from officers, directors and employees in the exercise of common stock options. At 1997 year-end cash and cash equivalents totaling $2,870,000 were essentially all invested in short-term government securities.

Management expects the Company's financial resources and liquidity to continue to improve through profitable development of the promotional products and golf businesses. In addition, management will continue to focus efforts on inventory control. Over the past three years improved inventory management practices and forecasting procedures led to an increase in inventory turns from 2.7 in 1997 to
3.4 in 1999, which generated significant positive cash flow. Finally, the Company has net operating loss carryforwards of approximately $18,000,000 for domestic federal income tax purposes, which will reduce cash outlays otherwise necessary for income taxes.

Management expects to be able to finance working capital needs and capital expenditures, which are estimated to be approximately $1,500,000 in fiscal 2000, through a combination of funds from operations and its long-term bank line of credit which provides up to $6,000,000 of available funds based on certain financial formulas.

RESULTS OF OPERATIONS

REVENUES for fiscal 1999 increased 11% due to increased sales to promotional products customers and golf pro shops in addition to commission revenue received by the promotional products division as a result of the early-1999 purchase of Klouda-Lenz. Sales to PPAI/ASI customers increased 15%, primarily due to the Company's improved inventory position during the last half of 1999, while sales to distributors were flat due to consolidation of customers and stricter buying methods used by distributors to improve inventory turns. Sales to golf pro shops, although relatively small in proportion to total Company revenues, increased nearly threefold. At 1999 year end the Company had opened over 1,100 new accounts since entering the golf pro shop channel of distribution in 1998. Commission revenue was income earned from representing apparel products of other companies to the PPAI/ASI marketplace. Selling prices remained relatively flat from 1998 to 1999.

1998 revenues increased 26% over 1997 primarily due to a 22% increase in sales to promotional products customers. Sales growth was due to both added customers and additional volume with existing customers. The remaining growth came from the introduction of the Page & Tuttle(R) brand into the golf market, where the Company opened nearly 500 accounts. Selling prices remained relatively constant from 1997 to 1998.

GROSS MARGIN reached 32.6% in 1999 compared to 25.4% in 1998. A significant portion of this improvement was due to increased offshore manufacturing, which lowered unit production costs in 1999. Offshore production comprised 93% of 1999 total units produced compared to two-thirds of production in 1998.

Gross margin improved to 25.4% in 1998 compared to 22.4% in 1997. The improvement was due to increased offshore manufacturing, which comprised approximately two-thirds of 1998 production versus 40% in 1997. This was the result of management's strategy to expand offshore sourcing in order to reduce costs and remain competitive in the marketplace. Golf market sales, while modest, helped increase gross margin.

SELLING, GENERAL AND ADMINISTRATIVE expenses in 1999 increased $2,935,000 over 1998 spending, reaching 24.2% of sales for the year versus 19.9% in 1998. Expenses of Klouda-Lenz after the purchase date comprised approximately $1,300,000 of the increase. In addition, selling expenses increased $855,000 due to increased commissions expense, salaries and fringe benefits related to additional sales management and customer service personnel, and expenses related to customer service process improvements. Advertising expenses increased $358,000 over 1998 levels due to increased trade and cooperative advertising programs with customers. Warehouse and distribution costs increased $263,000 due to an increase in the number of orders processed, higher freight costs and additional manning in the new distribution center after opening in November through year-end. Amortization of goodwill resulting from the Klouda-Lenz acquisition totaled $122,000 for the year.

Selling, general and administrative expenses in 1998 increased $2,297,000 over the prior year, reaching 19.9% of sales versus 18.2% in 1997. Selling expenses accounted for $1,155,000 of the increase, primarily due to the volume effect on variable costs such as commissions, advertising and warehouse expenses. The bad debt provision increased by $188,000 over the prior year, and management incentives and profit sharing covering all employees increased $507,000 versus 1997. Other administrative expenses increased $431,000, primarily due to costs related to various potential acquisition activities, public and shareholder relations expenses and accelerated depreciation on computer systems that were retired in mid-1999 as a result of a general systems upgrade and the Company's Year 2000 project.

In 1999 the Company recognized a $1,684,000 OPERATIONS RESTRUCTURING EXPENSE, comprised of $1,245,000 of costs related to closing the Company's North Carolina production and distribution facilities and $439,000 of pre-opening expenses related to the new leased distribution and embroidery facility in Tennessee. Closing costs for the North Carolina facility included severance and fringe benefit costs for 217 terminated employees, occupancy costs, legal and professional fees and asset impairment charges. Pre-opening expenses for the Tennessee facility included salaries and fringe benefits, moving, occupancy and other costs incurred prior to the early November opening of the facility. In 1998, a $472,000 asset impairment charge was recorded to recognize the reduced production levels experienced at the North Carolina facility resulting from management's decision to source more goods offshore.

INTEREST EXPENSE increased and INTEREST INCOME decreased in 1999 compared to 1998 as a result of the $1,554,000 net cash paid in the acquisition of Klouda-Lenz in early 1999. Interest expense decreased and interest income increased in 1998 compared to 1997 as a result of improved inventory control, which led to excess funds throughout 1998. During all periods, excess funds were invested in short-term government securities.

In 1998, the Company recognized a $398,000 GAIN ON SALE OF TRADEMARKS from 1996 transactions due to remaining accruals that were no longer deemed necessary.

PROVISION FOR INCOME TAXES represents federal, state, local and foreign taxes. At January 1, 2000, the Company had net operating loss carryforwards of approximately $18,000,000 for domestic federal income tax purposes. Due to the adoption of "Fresh Start Reporting" in 1991, the Company recognized no benefit from net operating loss carryforwards in its statement of operations, but rather reflected such benefit as a direct credit to shareholders' equity, which amount totaled $793,000 in 1999, $731,000 in 1998 and $463,000 in 1997.


LOOKING FORWARD

Management's strategy is to continue profitable development of the special markets channel of distribution. This is expected to occur through internal development of additional brands and labels, continued growth of the licensed Munsingwear(R) brand of knit and woven shirts, and through the licensing of and acting as sales representative for other brands and labels for apparel and accessory products. For example, in early 1998 the Company entered the golf-oriented apparel market under its internally developed Page & Tuttle(R) brand, following management's strategy to develop and/or acquire complementary brands, markets and products. The Company then introduced the Page & Tuttle(R) brand to the PPAI/ASI market in 1999. In early 2000, the Company announced agreements to act as the exclusive sales representative for CROAKIES(R) and Softspikes(R) accessories in the PPAI/ASI market.

Management expects to maintain substantially all 2000 production offshore in order to achieve lower unit costs to help the Company remain competitive in the apparel marketplace, where deflationary pricing practices are common.

The Company currently pays no license fees on the majority of its sales under the terms of its licensing agreement with Perry Ellis International, Inc. and is not required to pay any such fees until aggregate sales dollars reach a specific amount, which is not likely to occur until the year 2001. At that time, license fees will represent an additional expense to the Company, which management plans to recover through improved margins and reduced costs in other areas.


MARKET RISK

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates, interest rates and commodity futures pricing. The Company is exposed to various market risks, including fluctuations in foreign currency exchange rates, interest rates and commodity prices for cotton. The Company does not enter into derivatives or other financial instruments for trading, speculative or hedging purposes.

The Company follows certain practices to manage market risk. Contracts for the purchase of goods from Far East suppliers are negotiated in U.S. dollars, which tends to minimize the potential for short-term loss due to adverse changes in foreign currency exchange rates. The Company invests excess funds in U.S. government securities with maturities of 30 days or less, minimizing the effect of short-term interest rate changes on investments. The Company's products are made chiefly of cotton, the price of which is affected by worldwide commodity futures markets. The Company negotiates fabric purchases for twelve-month intervals, which minimizes the effect of short-term fluctuations in the price of cotton.

YEAR 2000

The Year 2000 issue was the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year. Computer systems based on a two-digit format were potentially unable to interpret dates beyond the year 1999 which could have caused a system failure or other computer errors, leading to disruption in operations.

The Company spent $812,000 of identifiable costs related to the replacement and upgrade of its computer systems and to become year 2000 compliant. Such costs were capitalized in accordance with established Company accounting policy. The Company encountered no material disruption of operations as a result of the year 2000 date change and will continue to monitor the potential for disruption throughout the year. However, there can be no assurances that disruptions will not occur.

CAUTIONARY STATEMENT

Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, in the Letter to Shareholders, elsewhere in the Annual Report, in the Company's Form 10-K, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made with the approval of an authorized executive officer which are not historical or current facts are "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect the Company's actual results and could cause the Company's actual financial performance to differ materially from that expressed in any forward-looking statement: (i) competitive conditions that currently exist, including the entry into the market by a number of competitors with significantly greater financial resources than the Company, are expected to continue, placing pressure on selling prices which could adversely impact sales and gross margins; (ii) the inability to carry out marketing and sales plans would have a materially adverse impact on the Company's projections; (iii) the Company is a licensee of the Munsingwear(R) name and maintaining a cooperative working relationship with the licensor is important for continued successful development of the special markets business; (iv) as a licensee, the Company is dependent on the licensor to adequately promote and properly distribute the brand and defend it from trademark infringement. The foregoing list should not be construed as exhaustive and the Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.


IMPACT OF INFLATION

Inflation affects the Company's business principally in the form of cost increases for materials and wages. The Company generally attempts to offset these cost increases by a combination of merchandising and design techniques, purchasing practices, improved workflow efficiencies, increased offshore sourcing and selective price increases.


MARKET STATISTICS

On December 15, 1999, the Company's common stock became listed on The Nasdaq Stock Market under the symbol WEAR. Prior to that date, the Company's common stock was listed on the New York Stock Exchange under the symbol PWA.

The 1999 and 1998 market price high and low were as follows:

                                     QUARTER
--------------------------------------------------------------------------------
                           1ST          2ND            3RD           4TH
--------------------------------------------------------------------------------
1999
--------------------------------------------------------------------------------
              High        7             5  7/8        6              6
              Low         4  3/4        4  1/4        4  11/16       5
1998
--------------------------------------------------------------------------------
              High        5  7/8        5  9/16       7  13/16       7  5/8
              Low         4  11/16      4  3/4        4  7/8         6
================================================================================

No dividends were paid in the past two years. The Company's long-term bank line of credit restricts the payment of dividends.

As of March 8, 2000, the Company had 845 shareholders of record.

CONSOLIDATED STATEMENTS OF OPERATIONS                          PremiumWear, Inc.

                                                             Year ended        Year ended        Year ended
                                                             January 1,        January 2,        January 3,
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                      2000              1999              1998
------------------------------------------------------------------------------------------------------------
REVENUES:
       Net sales                                              $  45,647         $  42,445         $  33,820
       Commissions                                                1,305                --                --
------------------------------------------------------------------------------------------------------------
                                                                 46,952            42,445            33,820
------------------------------------------------------------------------------------------------------------
EXPENSES:
       Cost of goods sold                                        31,610            31,647            26,256
       Selling, general and administrative                       11,378             8,443             6,146
       Operations restructuring (See Note 3)                      1,684               472                --
------------------------------------------------------------------------------------------------------------
                                                                 44,672            40,562            32,402
------------------------------------------------------------------------------------------------------------
             OPERATING INCOME                                     2,280             1,883             1,418
------------------------------------------------------------------------------------------------------------
Interest expense                                                    (62)              (40)              (91)
Interest income                                                      97               180               114
Gain on sale of trademarks                                           --               398                --
Other                                                                17               (57)                6
------------------------------------------------------------------------------------------------------------
Income before income taxes                                        2,332             2,364             1,447
Provision for income taxes                                          900               911               610
------------------------------------------------------------------------------------------------------------
          NET INCOME                                          $   1,432         $   1,453         $     837
============================================================================================================
          NET INCOME PER COMMON SHARE:
------------------------------------------------------------------------------------------------------------
                 Basic                                        $     .57         $     .63         $     .36
                 Diluted                                      $     .56         $     .60         $     .36
------------------------------------------------------------------------------------------------------------
      Weighted average number of common shares
        outstanding                                               2,506             2,324             2,309
      Dilutive effect of outstanding stock options
        after application of the treasury stock method               53                81                29
     -------------------------------------------------------------------------------------------------------
      Common and common equivalent shares
        outstanding - diluted                                     2,559             2,405             2,338
     =======================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS                                    PremiumWear, Inc.

                                                                                    January 1,        January 2,
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)                                                 2000              1999
-----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
       Cash and cash equivalents                                                     $   2,744         $   3,215
       Receivables:
          Trade, net of allowances of $377 and $728                                      7,518             5,670
          Other                                                                            251               356
-----------------------------------------------------------------------------------------------------------------
                                                                                         7,769             6,026
       Inventories                                                                      10,421             9,037
       Deferred taxes                                                                    1,224               944
       Prepaid expenses                                                                  1,146               624
-----------------------------------------------------------------------------------------------------------------
                TOTAL CURRENT ASSETS                                                    23,304            19,846
-----------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
       Land                                                                                 --                15
       Buildings and leasehold improvements                                                273               738
       Machinery and equipment                                                           4,156             4,700
-----------------------------------------------------------------------------------------------------------------
                                                                                         4,429             5,453
       Less accumulated depreciation and amortization                                    1,171             4,335
-----------------------------------------------------------------------------------------------------------------
                                                                                         3,258             1,118
-----------------------------------------------------------------------------------------------------------------
DEFERRED TAXES, net of valuation allowance of $4,490 and $6,961                          2,788             1,556
NONCURRENT PREPAID EXPENSES                                                                176                --
GOODWILL                                                                                 2,277                --
-----------------------------------------------------------------------------------------------------------------
                                                                                     $  31,803         $  22,520
=================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
       Accounts payable                                                              $   6,607         $   3,061
       Accrued payroll and employee benefits                                             1,323             1,552
       Other accruals                                                                      751               409
-----------------------------------------------------------------------------------------------------------------
                TOTAL CURRENT LIABILITIES                                                8,681             5,022
-----------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES:
       Long-term debt                                                                      937                --
       Postretirement benefits                                                             657               695
-----------------------------------------------------------------------------------------------------------------
                TOTAL LONG-TERM LIABILITIES                                              1,594               695
-----------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTES 4, 5, AND 8-12)
SHAREHOLDERS' EQUITY
       Series B preferred stock, $100 stated value; voting, cumulative and
          participating (authorized 75,000 shares, none issued)                             --                --
       Preferred stock, no par value (authorized 925,000 shares, none issued)               --                --
       Common stock, $.01 par value (authorized 20,000,000 shares, 2,596,610
          and 2,339,530 shares issued)                                                      26                23
       Additional paid-in capital                                                       18,052            14,490
       Treasury stock (50,000 shares, at cost)                                            (272)               --
       Retained earnings                                                                 3,722             2,290
-----------------------------------------------------------------------------------------------------------------
                TOTAL SHAREHOLDERS' EQUITY                                              21,528            16,803
-----------------------------------------------------------------------------------------------------------------
                                                                                     $  31,803         $  22,520
=================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS                          PremiumWear, Inc.

                                                                               Year              Year              Year
                                                                              Ended             ended             ended
                                                                         January 1,        January 2,        January 3,
(AMOUNTS IN THOUSANDS)                                                         2000              1999              1998
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
     Net income                                                           $   1,432         $   1,453         $     837
     Reconciling items:
        Depreciation and amortization                                           545               989               439
        Deferred taxes                                                          793               731               463
        Provision for losses on accounts receivable                             (35)              262                74
        Gain on sale of trademarks                                               --              (398)               --
        Loss on sale of property, plant and equipment                            --                64                --
        Changes in operating assets and liabilities:
           Receivables                                                       (1,318)           (2,089)              (43)
           Inventories                                                       (1,309)             (447)            1,214
           Prepaid expenses                                                    (613)             (345)             (151)
           Accounts payable                                                   2,767               240            (1,188)
           Other accrued liabilities                                            485               377            (1,253)
------------------------------------------------------------------------------------------------------------------------
               NET CASH PROVIDED BY OPERATING ACTIVITIES                      2,747               837               392
------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
     Purchases of property, plant and equipment                              (2,379)             (609)             (435)
     Proceeds from sale of property, plant and equipment                         --                51                --
     Purchase of Klouda-Lenz, Inc. net of cash acquired                      (1,554)               --                --
------------------------------------------------------------------------------------------------------------------------
               NET CASH USED IN INVESTING ACTIVITIES                         (3,933)             (558)             (435)
------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
     Net change in restricted cash                                               --                --               447
     Proceeds from issuance of long-term debt                                   937                --                --
     Principal payments on long-term debt and capital lease
         obligations                                                             --                --               (23)
     Special cash distribution                                                   --                --           (12,500)
     Purchase of treasury stock                                                (272)               --                --
     Proceeds from exercise of stock options                                     50                66               959
------------------------------------------------------------------------------------------------------------------------
               NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES              715                66           (11,117)
------------------------------------------------------------------------------------------------------------------------
               INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                (471)              345           (11,160)
     Cash and cash equivalents at beginning of period                         3,215             2,870            14,030
------------------------------------------------------------------------------------------------------------------------
     CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $   2,744         $   3,215         $   2,870
========================================================================================================================

Supplemental disclosures of cash flow information:
     Cash paid for taxes                                                  $      84         $      69         $     368
------------------------------------------------------------------------------------------------------------------------
     Cash paid for interest                                               $      58         $      40         $      84
------------------------------------------------------------------------------------------------------------------------
     Cashless exercise of stock options                                   $      --         $      --         $     112
------------------------------------------------------------------------------------------------------------------------
     Common shares issued in connection with the acquisition of
        Klouda-Lenz, Inc.                                                       242                --                --
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                PremiumWear, Inc.


(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
--------------------------------------------------------------------------------------------------------------------------
                                                 Common Stock                Treasury            Additional
                                                    Issued                     Stock               Paid-in       Retained
                                             Shares       Amount        Shares       Amount        Capital       Earnings
--------------------------------------------------------------------------------------------------------------------------
Balance at January 4, 1997                  2,163,153    $      22           --            --     $  17,128     $   5,032
     Exercise of stock options                156,177            1           --            --         1,070            --
     Utilization of net operating
       loss carryforwards                          --           --           --            --           463            --
     Special cash distribution                     --           --           --            --        (7,468)       (5,032)
     Net Income                                    --           --           --            --            --           837
--------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1998                  2,319,330    $      23           --            --     $  11,193     $     837
     Exercise of stock options                 20,200           --           --            --            66            --
     Utilization of net operating
       loss carryforwards and
       adjustment of related
       reserves                                    --           --           --            --         3,231            --
     Net Income                                    --           --           --            --            --         1,453
--------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1999                  2,339,530    $      23           --            --     $  14,490     $   2,290
     Issued pursuant to 1991
       reorganization                              38           --           --            --            --            --
     Shares issued in purchase of
       Klouda-Lenz, Inc.                      241,892            3           --            --         1,207            --
     Exercise of stock options                 15,150           --           --            --            50            --
     Utilization of net operating
       loss carryforwards and
       adjustment of related
       reserves                                    --           --           --            --         2,305            --
     Purchase of treasury stock                    --           --      (50,000)    $    (272)           --            --
     Net income                                    --           --           --            --            --         1,432
--------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000                  2,596,610    $      26      (50,000)    $    (272)    $  18,052     $   3,722
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         NATURE OF OPERATIONS
         PremiumWear, Inc. (the "Company") designs, sources and markets knit and woven shirts and other apparel to the promotional products/advertising specialty industry and to golf pro and resort shops utilizing its Page & Tuttle(R) brand and other licensed brands. In addition, the Company derives commission income by representing products of other companies to the promotional products/advertising specialty industry. Over 95% of all sales are to customers in the United States. The Company's products are assembled or manufactured primarily in Central America, South America and the Far East.

         PRINCIPLES OF CONSOLIDATION
         The financial statements include the accounts of PremiumWear, Inc., its wholly - owned subsidiary Klouda-Lenz, Inc. and one inactive foreign subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

         INVENTORIES
         Inventories are stated at the lower of cost (first-in, first-out) or market. Inventoriable costs include raw materials, labor and related manufacturing overhead expenses. Inventories consist of:

                                                  January 1,         January 2,
         (IN THOUSANDS)                                 2000               1999
         -----------------------------------------------------------------------
         Raw materials                               $   141             $  632
         Work in process                               1,458              1,432
         Finished goods                                8,822              6,973
         -----------------------------------------------------------------------
                                                     $10,421             $9,037
         =======================================================================

         PROPERTY, PLANT AND EQUIPMENT
         Property, plant and equipment is stated at cost. The Company provides for depreciation using the straight-line method for financial reporting purposes and generally uses accelerated methods for income tax purposes. Estimated useful lives used in computing depreciation and amortization for financial reporting purposes range from five to forty years for buildings and leasehold improvements and from two to ten years for machinery and equipment. Assets recorded under leasehold improvements are amortized over the lease terms. The Company periodically reviews property, plant and equipment to determine that the carrying values have not been impaired (see Note 3).

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

         REVENUES
         Net sales are recognized at the time of shipment and reserves are established for returns and allowances at that time. Sales to one customer in 1999, 1998 and 1997 totaled 20%, 17% and 15%, respectively, of total net sales. Sales to another customer in 1999 and 1998 totaled 20% and 14%, respectively, of total net sales. Sales to a third customer in 1998 and 1997 totaled 11% and 16%, respectively, of total net sales.

         ADVERTISING COSTS
         Advertising costs are comprised primarily of cooperative advertising programs, catalogs and trade advertising. Cooperative advertising obligations are expensed at the time the related revenues are generated. Catalog and trade advertising costs are capitalized upon production and expensed ratably over the corresponding sales period. Advertising expense for the last three fiscal years was $1,175,000, $770,000 and $537,000, respectively.

         FISCAL YEAR
         The Company's fiscal year ends on the first Saturday following December
         31. The 1999, 1998 and 1997 fiscal years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively.

         NEW ACCOUNTING PRONOUNCEMENTS

         Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," will be adopted by the Company on January 1, 2001. Since the Company does not currently engage or plan to engage in derivative or hedging activities, there will be no impact to the Company's results of operations, financial position or cash flows upon adoption of this standard.

         The Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB No. 101), provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 is effective for the Company's fiscal quarter beginning January 2, 2000. SAB No. 101 is not expected to have a material effect on the Company's financial position or results of operations.

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

         RECLASSIFICATIONS
         Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform to 1999 presentation. These reclassifications had no effect on previously reported net income or shareholder's equity.

2.       PURCHASE OF KOUDA-LENZ, INC.

         On March 25, 1999, the Company acquired Klouda-Lenz, Inc., its independent sales representative agency for the promotional products/advertising specialty market. Klouda-Lenz, Inc. merged into a wholly owned subsidiary of the Company. The purchase price was $1,554,000 net cash and 241,892 newly issued shares of common stock, which are subject to a two-year holding restriction. The $2,398,811 excess of purchase cost over net assets acquired was recorded as goodwill and is being amortized over 15 years. Amortization of $121,587 was recorded in 1999 selling, general and administrative expenses in the accompanying consolidated statements of operations.

3.       OPERATIONS RESTRUCTURING

         In early 1999 the Company announced a plan to close its North
         Carolina production and distribution facilities, the result of management's decision to move all production offshore in order to achieve lower unit production costs and to improve shipping time to customers. Sewing operations were closed in early July 1999, cutting operations were closed at the end of September 1999, and the distribution center was closed in mid-November 1999. During the year, $1,245,000 was charged to operations restructuring expense primarily for estimated severance, fringe benefits, legal services, occupancy costs and asset impairment charges. At 1999 year-end, shutdown obligations of $305,000 remained and were classified in other accrued expenses in the accompanying consolidated balance sheets. Following an early 2000 auction of used equipment, the Company donated the facilities to the city of Fairmont, North Carolina and the remaining employees were terminated.

         In conjunction with the North Carolina closing, the Company transferred distribution center and embroidery operations to a new 100,000 square foot leased facility in Clarksville, Tennessee, which opened for operations in early November 1999. In 1999 the Company recognized $439,000 of operations restructuring expense primarily for training pay, fringe benefits, inventory moving costs and occupancy expenses incurred prior to opening the facility.

         During the last half of 1998 the Company reduced sewing production levels at its North Carolina facility to one-half the previous level. As a result, the Company recognized a $472,000 asset impairment charge to operations restructuring expense to write-down the facility to net realizable value. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the carrying value was determined by projecting cash flows over the expected remaining useful productive life of the facility.

4.       LICENSING AGREEMENT AND SALE OF TRADEMARKS

         In 1996 the Company entered into a license agreement with Perry Ellis International, Inc. for the use of the Munsingwear(R) brand for knit shirts for twenty years and certain other products for five years. The license agreement includes an obligation to pay license fees through late 2001 on the sales of knit shirts when such sales reach specified annual amounts. Since the inception of the agreement, sales have not reached the specified annual amount for knit shirt sales. Management estimates the annual threshold will not be met until late in the year 2001, at which time license fees will become due under the agreement on knit shirt sales in excess of the specified amount. After 2001 license fees will be payable on all sales of knit shirts, regardless of the sales level, and will represent an additional cost to the Company at that time. The Company pays license fees on all sales of other Munsingwear(R) products. There are no guaranteed minimum royalty payments under the license agreement.

5.       FINANCING AGREEMENTS AND LONG-TERM DEBT

         The Company has a bank line-of-credit under which up to $6,000,000 is available for borrowings and letters of credit through February 2002. Borrowings and letters of credit are limited to an aggregate amount equaling approximately 80% of eligible receivables and 50% of eligible finished goods inventories. Essentially all the assets of the Company except property, plant and equipment are pledged as collateral under the agreement. Borrowings under the facility bear interest at the bank's base rate of interest (8.5% at January 1, 2000). At January 1, 2000, $1,605,000 was utilized for letters of credit, resulting in unused availability of $4,395,000. The agreement contains a commitment fee of .5% per annum on the unused line of credit and also contains cross default provisions to other agreements and other covenants which, among other matters, require maintenance of certain financial ratios, restrict the sale of assets, restrict payment of dividends and restrict consolidation or merger of the Company with another entity. Additionally, the Company is restricted from incurring additional indebtedness and liens on assets. At January 1, 2000, the Company was in compliance with all debt covenants.

         The Company has a $937,000 seven-year bank term loan with annual interest of 9.25%. Principal is due on October 1, 2006. The loan is secured by certain property, plant and equipment at the Company's new Tennessee distribution facility.

6.       INCOME TAXES

         The income tax provision for the past three years consisted of the following:

         (IN THOUSANDS)                1999            1998            1997
         -----------------------------------------------------------------------
         Current                       $107            $180            $147
         Deferred                       793             731             463
         =======================================================================
                                       $900            $911            $610
         -----------------------------------------------------------------------

         The current provision resulted from federal alternative minimum, state income, franchise and foreign taxes payable. As of January 1, 2000, the Company had net operating loss carryforwards for regular federal income tax purposes of approximately $18,000,000, which will begin to expire in 2005.

         The components of the net deferred tax asset were as follows:


                                                      January 1,     January 2,
         (IN THOUSANDS)                                     2000           1999
         -----------------------------------------------------------------------
         Net operating loss carryforwards                 $7,390        $ 6,884
         Tax credit carryforwards                            471            864
         Deductible temporary differences                    641          1,713
         -----------------------------------------------------------------------
                                                           8,502          9,461
         Valuation allowance                              (4,490)        (6,961)
         -----------------------------------------------------------------------
                                                          $4,012        $ 2,500
         =======================================================================

         A valuation allowance has been established to reduce the deferred tax asset to estimated realizable amounts. In 1999 and 1998, respectively, the Company reversed previously established valuation reserves of $1,512,000 and $2,500,000 for the estimated realizable portion of the deferred tax asset and, in accordance with "Fresh Start Reporting", credited additional paid-in capital for the adjustment.

         A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

                                                                  1999    1998
         -----------------------------------------------------------------------
         Statutory federal income tax rate                        34.0%   34.0%
         State income taxes, net of federal income tax benefits    2.7%    4.0%
         Other                                                     1.3%    0.5%
         -----------------------------------------------------------------------
                                                                  38.0%   38.5%
         =======================================================================

         The effective tax rate was reduced by the result of certain state taxes which do not vary with income and by permanent differences that become less significant as income increases.

7.       SHAREHOLDERS' EQUITY

         At January 1, 2000, the Company's capital structure included 20,000,000 shares authorized for all classes of common stock and 1,000,000 shares authorized for all classes of preferred stock, of which 75,000 shares are reserved for Class B preferred stock. There are restrictions with respect to the trading of common stock to or from Five Percent Holders, as defined in the Company's 1991 Plan of Reorganization, through October 2001 as a means of preserving the benefits of the net operating loss carryforwards following the Company's reorganization in 1991.

         Preferred stock has been reserved for issuance under a shareholders' rights plan, which replaced the prior rights plan that expired in late 1997. Upon the occurrence of certain events, the shareholders' rights plan entitles the registered holder to purchase one one-hundredth of a share of preferred stock at a stated price or to purchase either the Company's shares or stock in an acquiring entity at half their market value.

         In 1999 the Company's Board of Directors authorized the repurchase of up to 50,000 shares of the Company's common stock. The Board considered this to be an advantageous use of funds as a result of the market price of the Company's common stock at that time. Subsequently, 50,000 shares of common stock were repurchased and were held in treasury at January 1, 2000.

         On March 5, 1997 a special cash distribution of $5.39 per share, or approximately $12,500,000, was paid to shareholders of record February 19, 1997, using proceeds from the 1996 sales of trademarks.

8.       STOCK OPTIONS AND RESTRICTED STOCK

         The Company's 1991 and 1999 Stock Plans include a provision for the granting of stock options, which are accounted for under Accounting Principles Board (APB) Opinion No. 25, under which no compensation cost has been recognized. Had compensation costs for these plans been determined consistent with SFAS Statement No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

         (IN THOUSANDS, EXCEPT PER SHARE DATA)                         1999        1998       1997
         ------------------------------------------------------------------------------------------
                                                   As Reported       $1,432      $1,453       $837
         Net income:                               Pro Forma         $1,352      $1,410       $821
         ------------------------------------------------------------------------------------------

                                                   As Reported        $0.57       $0.63      $0.36
         Basic earnings per share:                 Pro Forma          $0.54       $0.61      $0.36
         ------------------------------------------------------------------------------------------

                                                   As Reported        $0.56       $0.60      $0.36
         Diluted earnings per share:               Pro Forma          $0.53       $0.59      $0.35
         ==========================================================================================

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions summarized below:

                                                            1999             1998             1997
         ------------------------------------------------------------------------------------------
         Risk free interest rate                  5.64% to 6.28%   4.28% to 5.66%   6.34% to 6.58%
         Expected life of options granted                5 years    5 to 10 years          5 years
         Expected volatility of options granted       48% to 51%       44% to 52%              48%
         Expected dividend yield                              $0               $0               $0

         ------------------------------------------------------------------------------------------
         Shares granted                                   40,000          261,600          131,950
         Weighted average fair value
             of options granted                            $2.75            $2.34            $1.73
         ==========================================================================================

         The 1991 and 1999 Stock Plans reserved 873,500 and 120,0000 shares, respectively, of common stock for grants to employees in the form of restricted stock awards and incentive and non-qualified stock options. In addition, the Plans annually grant to each non-employee director an option to purchase a combined total of 1,000 shares of common stock. At January 1, 2000 there were 6,704 shares and 105,000 shares, respectively, available for future grants under the 1991 and 1999 Stock Plans. Information regarding the plans is summarized below:

                                           1999                   1998                       1997
       ---------------------------------------------------------------------------------------------------
                                              Weighted               Weighted                   Weighted
                                               Average                Average                    Average
                                              Exercise               Exercise                   Exercise
                                     Shares      Price      Shares      Price          Shares      Price
       --------------------------------------------------------------------------------------------------
       Options outstanding,
           beginning of year        390,200      $4.99     153,750      $4.70         255,800      $7.73
            Granted                  40,000       5.46     261,600       5.05         131,950       3.31
            Canceled                (18,400)      4.63      (4,950)      7.56         (37,900)      8.61
            Exercised               (15,150)      3.31     (20,200)      3.25        (196,100)      6.86
       --------------------------------------------------------------------------------------------------
       Options outstanding,
           end of year              396,650      $5.12     390,200      $4.99         153,750      $4.70
       --------------------------------------------------------------------------------------------------
       Options exercisable,
           end of year              146,488                 93,975      $6.49          64,815      $6.67
       ==================================================================================================

         Options outstanding under the Plans expire during the years 2001 through 2008.

9.       RETIREMENT PLAN

         The Company has a 401(k) profit-sharing plan covering all employees. The Company also matches one-half of the employee's first 5% contribution. Expense under this plan, including profit sharing and company match, totaled $246,000, $289,000 and $164,000 for 1999, 1998 and 1997, respectively.

         The Company's wholly owned subsidiary Klouda-Lenz, Inc. had a retirement plan which was terminated at the time of the acquisition. Distribution of all vested benefits, which totaled $147,000 at January 1, 2000, was made in early 2000. At January 1, 2000, vested benefits in this terminated plan approximated plan assets.

10.      POSTRETIREMENT MEDICAL AND LIFE INSURANCE PLANS

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

         The Company has unfunded plans providing certain medical and life insurance benefits to specific retiree groups. Future retirees are not covered by these plans. The Company accounts for these plans under the accrual method of accounting. Information concerning these plans is as follows:

         (IN THOUSANDS)                                           1999        1998
         ----------------------------------------------------------------------------
         CHANGE IN BENEFIT OBLIGATIONS:
               Benefit obligation at beginning of year          $   844     $   869
               Interest cost                                         52          55
               Actuarial (gains)/losses                             (76)         (7)
               Benefits paid                                        (76)        (73)
         ----------------------------------------------------------------------------
               Benefit obligations at end of year               $   744     $   844
         ============================================================================

         FUNDED STATUS RECONCILIATION:
               Funded status                                    $  (744)    $  (844)
               Unrecognized actuarial losses                         12          90
         ----------------------------------------------------------------------------
               Net accrued liability recognized                 $  (732)    $  (754)
         ============================================================================

         The following table provides the components of net periodic benefit cost for the plans for the past three years:

         (IN THOUSANDS)                                            1999        1998        1997
         ---------------------------------------------------------------------------------------
               Interest cost on accumulated postretirement
                 benefit obligation                                 $52         $55         $59
               Net amortization and deferral                         --          --           1
         ---------------------------------------------------------------------------------------
               Annual net benefit expense                           $52         $55         $60
         =======================================================================================

         An 8.0% increase in the cost of covered medical benefits was assumed for 1999. This rate is assumed to decrease incrementally to 5.5% after 6 years and remain at that level thereafter. The discount rate used in determining the accumulated benefit obligation was 7.5% for 1999, 6.75% for 1998 and 7.0% for 1997.

         Assumed health care cost trend rates have a significant effect on the amounts reported for the post retirement medical plans. A 1% change in assumed health care costs trend rates would have the following effects:

        (IN THOUSANDS)                                            1% Increase    1% Decrease
        -------------------------------------------------------------------------------------
        Effect on total service and interest cost components         $   3          $  (3)
        Effect on the accumulated benefit obligation                 $  41          $ (39)

11.      LEASES

         The Company is party to certain operating lease agreements covering office space and equipment through 2006. Minimum future obligations on operating leases in effect that have initial or remaining non-cancelable lease terms in excess of one year as of January 1, 2000 are as follows:

          (IN THOUSANDS)
          ----------------------------------------------------------------------
          2000                                                          $   789
          2001                                                              649
          2002                                                              610
          2003                                                              547
          2004                                                              303
          2005 and beyond                                                   518
          ----------------------------------------------------------------------
                                                                        $ 3,416
          ======================================================================

         Total rent expense under operating leases was $676,000, $443,000 and $437,000 for 1999, 1998 and 1997, respectively.

12.      COMMITMENTS AND CONTINGENCIES

         The Company has Change in Control Severance Agreements with certain executives. The agreements provide the employees with certain severance rights after a Change in Control (as defined) of the Company and other events occur. The agreements continue until December 31, 2001, and will automatically renew for additional one-year periods unless the Board of Directors elects not to renew them. As of January 1, 2000, if such events had occurred, the Company's liability would have been approximately $2,900,000.

13.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following is a condensed summary of actual quarterly results for 1999 and 1998:

         (IN THOUSANDS, EXCEPT PER SHARE DATA)
         --------------------------------------------------------------------------------------
                                                                              Net income per
                                              Operating           Net          common share
                 Quarter          Revenue        income     income(1)       Basic      Diluted
         --------------------------------------------------------------------------------------
         1999:    First           $ 9,047        $  453        $  290        $.12         $.12
                  Second           14,379           189           115         .05          .04
                  Third            11,859           831           505         .20          .20
                  Fourth           11,667           807           522         .20          .20
         --------------------------------------------------------------------------------------
                                  $46,952        $2,280        $1,432        $.57         $.56
         ======================================================================================
         1998:    First            $9,350        $  419        $  256        $.11         $.11
                  Second           12,938           736           460         .20          .19
                  Third            10,719           444           293         .13          .12
                  Fourth            9,438           284           444         .19          .18
         --------------------------------------------------------------------------------------
                                  $42,445        $1,883        $1,453        $.63         $.60
         ======================================================================================

         (1) 1999 includes operations restructuring charges of $100,000, $1,200,000, $86,000 and $298,000 for the first, second, third and fourth quarters, respectively, before income taxes. 1998 includes $472,000 asset impairment charge and $398,000 gain from the reversal of liabilities related to sold assets, in the fourth quarter, before income taxes.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To PremiumWear, Inc.

We have audited the accompanying consolidated balance sheets of PremiumWear, Inc. (a Delaware corporation) and subsidiaries as of January 1, 2000 and January 2, 1999, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three fiscal years in the period ended January 1, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PremiumWear, Inc. and subsidiaries as of January 1, 2000 and January 2, 1999 and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2000 in conformity with accounting principles generally accepted in the United States.

                                             ARTHUR ANDERSEN LLP
Minneapolis, Minnesota,
February 18, 2000

FIVE YEAR FINANCIAL REVIEW


(DOLLAR AMOUNTS IN THOUSANDS
 EXCEPT PER SHARE DATA)
-------------------------------------------------------------------------------------------------------------
FOR THE YEAR                                        1999         1998         1997         1996         1995
-------------------------------------------------------------------------------------------------------------
Net sales                                       $ 45,647     $ 42,445     $ 33,820     $ 49,948     $ 51,512
Commissions                                        1,305           --           --           --           --
Royalty income                                        --           --           --        2,969        4,609
Cost of sales                                     31,610       31,647       26,256       40,452       42,714
Gross margin %                                      32.6%        25.4%        22.4%        23.6%        23.9%
Interest expense                                      62           40           91          771        1,158

Income (loss) before income taxes                  2,332        2,364        1,447       11,252       (2,230)
Net income (loss)                                  1,432        1,453          837        7,181       (2,335)
Earnings per share                              $   0.56     $   0.60     $   0.36     $   3.37     $  (1.13)
Purchases of property, plant and equipment         2,379          609          435          689        1,201
Depreciation and amortization                        545          989          439          847          782
Special cash distribution                             --           --       12,500           --           --

AS OF THE END OF THE YEAR
-------------------------------------------------------------------------------------------------------------

Total assets                                    $ 31,803     $ 22,520     $ 17,551     $ 30,256     $ 33,653
Current assets                                    23,304       19,846       15,938       28,639       24,244
Current liabilities                                8,681        5,022        4,789        7,373       20,318
Working capital                                   14,623       14,824       11,149       21,266        3,926
Current ratio                                        2.7          4.0          3.3          3.9          1.2
Long-term debt                                       937           --           --           --           22
Common shareholders' equity                       21,528       16,803       12,053       22,182       12,984
Number of employees                                  142          265          261          312          343
=============================================================================================================

No dividends were declared or paid for the years listed.

                                                   DRAFT COPY - PRINTED 03/23/00







BOARD OF DIRECTORS
C. D. Anderson(2)
SENIOR MANAGING PARTNER
PLANTAGENET CAPITAL MANAGEMENT LLC, SAN FRANCISCO

Keith A. Benson(1,2)
VICE CHAIRMAN, CHIEF FINANCIAL OFFICER
MUSICLAND STORES CORPORATION, MINNEAPOLIS

David E. Berg
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Thomas D. Gleason(3)
CHAIRMAN OF THE BOARD

Timothy C. Klouda
PRESIDENT, KLOUDA-LENZ, INC.

Alan W. Kosloff(1)
CHAIRMAN AND CHIEF EXECUTIVE OFFICER, KOSLOFF AND PARTNERS, LLC, KANSAS CITY

Gerald E. Magnuson(1,3)
OF COUNSEL TO LINDQUIST & VENNUM PLLP, MINNEAPOLIS

Mark B. Vittert(2,3)
PRIVATE INVESTOR


(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Governance Committee

OFFICERS

Thomas D. Gleason
CHAIRMAN OF THE BOARD

David E. Berg
PRESIDENT AND CHIEF EXECUTIVE OFFICER

James S. Bury
CHIEF FINANCIAL OFFICER AND ASSISTANT SECRETARY

Cynthia L. Boeddeker
VICE PRESIDENT OF OPERATIONS

Timothy C. Klouda
PRESIDENT, KLOUDA-LENZ, INC.

Dennis G. Lenz
VICE PRESIDENT, KLOUDA-LENZ, INC.

James R. Murphy
GENERAL MANAGER, GOLF DIVISION

Frank B. Bennett
PARTNER IN THE LAW FIRM OF LINDQUIST & VENNUM PLLP
SECRETARY

CORPORATION INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders will be held Wednesday, May 17, 2000, at 3:30 p.m. CDT at the Company's headquarters, 5500 Feltl Road, Minnetonka, MN 55343-7902

FORM 10-K
Copies of Form 10-K annual report, filed with the Securities and Exchange Commission, are available without charge upon written request to Seyferth & Associates, Inc., Rockford Center, 110 Ionia Avenue NW, Grand Rapids, MI 49503-3003, (616) 776-3511, E-mail: seyferthPR@aol.com.

TRANSFER AGENT AND REGISTRAR OF COMMON STOCK
Norwest Bank Minnesota, N.A.
Shareowner Services
P. O. Box 64854
St. Paul, MN  55164-0854
(651) 450-4064 / (800) 468-9716

PREMIUMWEAR STOCK
Nasdaq: WEAR

PREMIUMWEAR ON THE INTERNET AND BY FAX
Company website: www.premiumwear.com
Company News On Call (through PR Newswire):
1-800-758-5804 (Code #589750)

LEGAL COUNSEL
Lindquist & Vennum PLLP
Minneapolis, MN

INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen LLP
Minneapolis, MN

INVESTOR RELATIONS COUNSEL Seyferth & Associates, Inc.
Grand Rapids, MI

FACILITIES

CORPORATE HEADQUARTERS                             DISTRIBUTION AND EMBROIDERY
5500 Feltl Road                                    975 International Blvd.
Minnetonka, MN 55343-7902                          Clarksville, TN 37040